   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1997
                                                    Registration No. 333-36169


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------

                               AMENDMENT NO. 1
                                      TO
                                   FORM S-1


                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                                PRT GROUP INC.
            (Exact Name of Registrant as specified in its charter)

              DELAWARE                             7371                      13-3914972
  (State or other jurisdiction of      (Primary Standard Industrial       (I.R.S. Employer
   incorporation or organization)       Classification Code Number)     Identification No.)

                        342 MADISON AVENUE, 11TH FLOOR
                           NEW YORK, NEW YORK 10173
                                (212) 922-0800

(Address, including zip code, and telephone number, including area code, of
                  Registrant's principal executive offices)


                          LEONARD P. CIRIELLO, ESQ.
                                PRT GROUP INC.
                        342 MADISON AVENUE, 11TH FLOOR
                           NEW YORK, NEW YORK 10173
                                (212) 922-0800


(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:


           VINCENT J. PISANO, ESQ.              CLAUDE S. SERFILIPPI, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP        CHADBOURNE & PARKE LLP
               919 THIRD AVENUE                    30 ROCKEFELLER PLAZA
           NEW YORK, NEW YORK 10022              NEW YORK, NEW YORK 10112
                (212) 735-3000                        (212) 408-5100


   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed basis or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [ ]


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED OCTOBER 29, 1997


PROSPECTUS


                     4,600,000 SHARES


                                  [PRT LOGO]

                      PRT GROUP INC.
                     Common Stock

   Of the 4,600,000 shares of common stock, $.001 par value per share ("Common Stock"), offered hereby, 3,850,000 shares are being issued and sold by PRT Group Inc. ("PRT" or the "Company") and 750,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders." Prior to this Offering (the "Offering"), there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price of the Common Stock will be between $12.00 and $14.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. Application will be made to approve the shares of Common Stock for quotation on The Nasdaq National Market under the symbol "PRTG."


   SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-----------------------------------------------------------------------------

                              UNDERWRITING                         PROCEEDS
                 PRICE TO     DISCOUNTS AND     PROCEEDS TO       TO SELLING
                  PUBLIC     COMMISSIONS(1)      COMPANY(2)      STOCKHOLDERS
Per Share          $               $                $                $
Total (3)          $              $                 $                $
-------------  ----------- -----------------  --------------- ----------------


-----------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $1,300,000, all of which will be paid by the Company.

(3) The Selling Stockholders have granted to the Underwriters a 30-day option to purchase an additional 690,000 shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
       Selling Stockholders will be $       , $        and $       ,
       respectively. See "Underwriting."


   The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if received and accepted by them and subject to certain conditions. It is expected that certificates for
shares of Common Stock will be available for delivery on or about       ,
1997 at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013.

SMITH BARNEY INC.
                  DONALDSON, LUFKIN & JENRETTE

                           SECURITIES CORPORATION
                                    UBS SECURITIES
                                                        PUNK, ZIEGEL & COMPANY

    , 1997

                        PRT'S SOLUTIONS APPROACH

LEVERAGING ITS INTEGRATED ONSITE, ONSHORE, NEAR-SHORE AND OFFSHORE CAPABILITIES, PRT OFFERS HIGH QUALITY SOLUTIONS TO CREATE POSITIVE ECONOMIC IMPACT FOR ITS CLIENTS.

        [GRAPHIC OF PRT LOGO INDICATING PRT'S SOLUTIONS APPROACH]

PEOPLE
Global recruiting and commitment to employee learning, growth and satisfaction enable PRT to attract and retain high quality IT professionals from around the world.

PROCESS
PRT's process-driven approach is supported by its proprietary Process Asset Library software development framework which enables PRT to deliver innovative, high quality and consistent solutions.

INFRASTRUCTURE
PRT has made significant investments in its infrastructure including: a global data network, Software Development Centers and an experienced management team. These investments provide PRT a platform for growth.

SOLUTIONS
PRT utilizes a disciplined software engineering approach in all software solutions to add value and achieve quality for its clients.

   PRT, PRT's logo, the combination of PRT and PRT's logo and QA2000 are trademarks of the Company. All trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.

   CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY


   This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."


   The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised and gives effect to the acquisition of Computer Management Resources, Inc. ("CMR") on July 1, 1997. Unless otherwise indicated, the terms "Company" and "PRT" refer collectively to PRT Group Inc. and its subsidiaries.

                                 THE COMPANY


   PRT was founded in 1989 to provide information technology ("IT") solutions and services internationally, primarily to Fortune 500-sized companies. PRT provides a number of services including Strategic Consulting, Project Solutions and Staff Augmentation. PRT offers full life cycle solutions, beginning with the understanding of the client's business issues and continuing through: (i) problem analysis, (ii) solution architecture and design, (iii) coding, (iv) testing and (v) ongoing maintenance. This life cycle approach, supported by strict software engineering principles embodied in the Company's Process Asset Library ("PAL") software development framework, a knowledge bank of processes, methodologies, tools and reusable work product developed by PRT, as well as an internal, independent software quality assurance function allows the Company to provide high-quality, effective IT solutions.

   Strategic Consulting services include management consulting, strategic IT planning, emerging technology research, knowledge transfer and "Quality Journey" strategies and implementations, in which PRT helps clients develop internal software development quality control mechanisms, processes and organizational units. Project Solutions services consist of: (i) full life cycle software development, (ii) hardware and software platform migrations, in which a client's information systems are moved from obsolete or legacy hardware or software systems to more efficient and powerful new systems,
(iii) maintenance outsourcing, (iv) Year 2000 and other mass change renovation and (v) testing services for both mainframe and client/server environments. Staff Augmentation offers team or individual staffing for a full spectrum of IT services, ranging from traditional systems analysis through testing to high value-added IT consulting and project management.

   PRT offers its services to clients at their site or off-site. The Company has offices in Connecticut, Illinois, New Jersey, New York and Virginia. In addition, the Company has Software Development Centers ("SDCs") in Barbados, West Indies, and the Hartford, Connecticut area and a recruitment center in Mumbai, formerly Bombay, India. The Company anticipates opening a third SDC in Chennai, formerly Madras, India in 1998. SDCs are the key sites where PRT's Project Solutions are designed, engineered, constructed, tested and supported in accordance with the PAL software development framework. Each SDC has a number of project teams dedicated to clients and separate quality assurance groups to ensure high-quality, cost-effective solutions. The SDCs have common infrastructure, organizational units and human resource practices that allow projects and personnel to be shifted among the SDCs to maximize utilization rates while meeting client requirements.

   PRT focuses its marketing efforts on large businesses, primarily Fortune 500-sized companies, with significant IT budgets and recurring software development and maintenance needs. PRT's client base includes companies primarily in the financial services, consumer products, communications and healthcare industries. The Company's five largest clients in the first nine months of 1997, in alphabetical order, were Chase Manhattan Bank, N.A., J.P. Morgan & Co. Inc., Mitsubishi International Corp., Philip Morris Companies Inc. and The Prudential Insurance Company of America.

   Faced with an increased strategic reliance on IT, escalating costs of maintaining in-house IT departments, a shortage of skilled IT personnel and an inability to effectively handle mass change issues, such as the Year 2000 problem, organizations are increasingly outsourcing IT functions to third-party vendors. The Company believes that the following key industry trends will continue to have a major influence on the worldwide IT services market: (i) shortage of IT professionals, (ii) mass change problems, (iii) offshore software development and (iv) software development challenges.

   The PRT Global Solution enables the Company's clients to outsource a broad range of business and technology needs. PRT's international fulfillment capacity offers a high quality strategic alternative to traditional onsite consulting. The Company reliably and predictably provides flexible technical solutions to a wide range of issues encountered by Fortune 500-sized companies. In this highly competitive and rapidly changing business environment, the Company offers a cost-effective, reliable solution. The following are key attributes of PRT's global solution: (i) emphasis on recruitment and training of IT professionals, (ii) expansion of strategic solutions offerings, (iii) replication of Sofware Development Centers and
(iv) utilization of a disciplined software engineering approach based on the Company's PAL framework.


   PRT has established four primary growth strategies in order to expand revenues and enhance profitability. These growth strategies include: (i) expanding client relationships, (ii) building and expanding SDCs, (iii) capitalizing on investments in infrastructure and personnel and (iv) continuing to pursue strategic acquisitions. The Company's sales have increased to $23.8 million in 1996 from $5.3 million in 1992 representing a compound annual growth rate ("CAGR") of approximately 45%. For the nine-month periods ended September 30, 1997 and September 30, 1996, the Company's revenues were $40.0 million and $16.0 million, respectively, representing an increase of approximately 150%. During the same time periods, the Company's gross margin improved to approximately 30% from approximately 25%.


                                 THE OFFERING


Common Stock offered by the Company  .........               3,850,000 shares
Common Stock offered by the Selling
 Stockholders ................................                 750,000 shares
  Total.......................................               4,600,000 shares
Common Stock to be outstanding after the 5
 Offering(1) .................................              18,115,473 shares
Non-Voting Common Stock to be outstanding
 after the Offering(2)........................                  46,500 shares
  Total.......................................              18,161,973 shares
Use of proceeds...............................              Expansion of existing operations, including the
                                                            Company's SDCs, development of new service
                                                            capabilities, payment of cumulative 4% dividends
                                                            on the Company's Convertible Preferred Stock and
                                                            distributions on the Company's Unit Warrants (as
                                                            defined herein) and general corporate purposes,
                                                            including working capital and possible
                                                            acquisitions of related businesses.
Proposed Nasdaq National Market Symbol .......              PRTG



------------
(1) Does not include 250,325 shares of Common Stock issuable upon exercise of outstanding options as of October 28, 1997. See "Management--Stock Option Plan."
(2) Each share of Non-Voting Common Stock, par value $.001 per share (the "Non-Voting Common Stock"), is convertible at any time at the option of the holder into one share of Common Stock. See "Description of Capital Stock--Common Stock and Non-Voting Common Stock."

               SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


   The following Summary Financial Data is qualified in its entirety by reference to the Company's financial statements included elsewhere in this Prospectus.


                                                                                                FOR THE NINE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31                                       SEPTEMBER 30
                         ---------------------------------------------------------     --------------------------------------------
                                                                                      PRO
                                                                                     FORMA                           PRO FORMA
                            1992        1993       1994        1995       1996      1996(1)      1996      1997      1997 (1)
                         ----------  ---------- ----------  ---------- ---------- ----------  ---------  --------   ----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenues ..............   $5,323      $8,181    $13,876      $20,346    $23,801    $31,304    $ 16,031   $40,034      $44,299
 Gross profit ..........    1,210       1,839      3,025        4,752      5,836      7,857       3,938    12,159       13,239
 Income (loss) from
  operations ...........      180         309        453          642     (3,399)    (3,526)     (1,670)   (1,573)      (2,072)
 Net income (loss)......   $  105      $  172     $  251      $   115    $(3,269)   $(3,583)   $ (1,804)  $(1,658)     $(2,136)
                        ==========  ========== ==========  =========== ==========  =========   =========  ========    =========
 Net income (loss) per
  share (2):               $ 0.01      $ 0.01     $ 0.02      $  0.01    $ (0.27)   $ (0.29)   $  (0.14)  $ (1.44)     $ (1.47)
                        ==========  ========== ==========  ==========  ==========  =========   =========  ========    =========
 As adjusted net loss
  per share (2).........                                                                                  $ (0.12)     $ (0.15)
 Weighted average
  common and common
  equivalent shares:   12,878,037  12,878,037 12,699,704   12,628,037 12,692,888 12,802,901  12,628,036 14,040,562  14,113,904

                                                                                                    SEPTEMBER 30, 1997
                                                                                              -----------------------------------
                                                                                                                  PRO FORMA
                                                                                                  HISTORICAL    AS ADJUSTED (3)
                                                                                              -----------------------------------
                                                                                                          (In thousands)
BALANCE SHEET DATA:
 Cash ..................                                                                        $    3,714          $48,961
 Working capital .......                                                                             3,629           52,154
 Total assets ..........                                                                            34,706           79,808
 Total debt (4) ........                                                                             9,602            6,077
 Stockholders' equity
  (deficit) ............                                                                           (21,658)          63,951



------------
(1) Gives effect to the CMR acquisition as if it occurred at the beginning of the respective period.

(2) Computed on the basis described in Note 2 to the Consolidated Financial Statements.

(3) Pro forma as adjusted to give effect to: (i) the conversion of the Convertible Preferred Stock (as defined herein) into 2,759,610 shares of Common Stock, (ii) the issuance of an aggregate of 936,365 shares of Common Stock and Non-Voting Common Stock in connection with the exercise of the JPMVC PRT Warrants (as defined herein), (iii) the reclassification of the 119,181 shares of Common Stock issued in connection with the CMR acquisition which were subject to redemption and (iv) the issuance and sale of 3,850,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share, and the application of the estimated net proceeds therefrom, as described in "Use of Proceeds."

(4) Includes both the current and long-term portion of capital lease obligations, borrowing under PRT's line of credit, note issued in the CMR acquisition and advances payable to a client. See "Certain Transactions--Certain Financing Transactions."

                                 RISK FACTORS

   This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below.

RECRUITMENT AND RETENTION OF IT PROFESSIONALS

   The Company's business is labor-intensive. The Company's success depends upon its ability to attract, develop, motivate and retain IT professionals who possess the necessary technical skills and experience or can be trained to deliver the Company's services. Qualified IT professionals are in high demand worldwide and are likely to remain a limited resource for the foreseeable future. There can be no assurance that PRT will continue to have access to qualified IT professionals, will be successful in retaining current or future IT professionals, or that the cost of employing and subcontracting such IT professionals will not increase due to shortages. Failure to attract or retain qualified IT professionals in sufficient numbers could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--The IT Services Industry," "Business--Recruiting and Training" and "Business--Competition."

INCREASING SIGNIFICANCE OF AND RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS


   The Company will increase its investment in international operations over the next several years with an increasing percentage of its revenues generated by operations in countries outside of the United States. During the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, the percentage of revenue generated outside the United States was 0.1%, 15% and 29%, respectively. There were no revenues generated outside the United States prior to 1995. The Company's international operations depend greatly upon business, immigration and technology transfer laws in those countries and upon the continued development of the local technology infrastructure. As a result, the Company's business is subject to the risks generally associated with non-United States operations including, among other things: (i) unexpected changes in regulatory environments; (ii) difficulties in managing international operations; (iii) potential adverse foreign tax consequences, including impact upon repatriation of earnings; (iv) tariffs and other trade barriers and (v) political unrest and changing conditions in countries in which the Company's services are provided or facilities are located. In addition, although all of the Company's foreign sales are payable in U.S. Dollars, there can be no assurance that all of the Company's future contracts will be payable in U.S. Dollars; if any of the Company's future contracts are payable in foreign currencies, the Company could be exposed to fluctuations in currency exchange rates. Although the Company does not engage in currency hedging transactions, to date the Company has not sustained any foreign currency losses. If any of the above factors were to render the conduct of business in a particular country undesirable or impracticable, there could be a material adverse effect on the Company's business, operating results and financial condition.

   PRT has operated its Barbados SDC for approximately two years. PRT believes Barbados is one of the most stable countries in the Caribbean, has a long tradition of democracy and that the Company currently has good relations with the government of Barbados. While PRT (Barbados) Ltd. ("PRT Barbados") is an international business company under Barbadian law, PRT has negotiated special incentives with the Barbadian government including, among other things, certain advantageous tax rates, an exclusivity and non-compete agreement (which expires in 2000) and the ability to secure an unlimited number of employee work permits and visas. There is no guarantee that this relationship will continue or that these special incentives will not be curbed or eliminated. While the Company believes that the expiration of the non-compete agreement will not have a material adverse effect on PRT's business, operating results or financial condition, there can be no assurance that this will be the case. If the Barbadian government were to take any such action in the future, it could have a material adverse effect on the Company's business, operating results and financial condition.


   A significant element of the Company's business strategy is to continue to open and develop SDCs, sales and account management offices and training and recruiting centers. PRT currently has a recruiting center in Mumbai, India and has plans to open an SDC in Chennai, India in 1998. The Indian government exerts significant influence over its economy. In the recent past, the Indian government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy, including the IT industry. Certain of these benefits that could directly affect the Company include, among others: (i) tax holidays, (ii) liberalized import and export duties and (iii) preferential rules with respect to foreign investment and repatriation of earnings. Changes in the business, political or regulatory climate of India could have a material adverse effect on the Company's business, operating results and financial condition. Additionally, although wage costs in India are significantly lower than in the United States and elsewhere for comparably skilled IT professionals, wages in India are increasing at a faster rate than in the United States. In the past, India has experienced significant inflation and shortages of foreign exchange, and has been subject to political unrest. Changes in inflation, interest rates, taxation or other social, political, economic or diplomatic developments affecting India in the future could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--PRT Growth Strategies."

LIMITED OPERATING HISTORY; LOSSES


   The Company has a limited operating history, incurred losses from the quarter ended December 31, 1995 until the quarter ended June 30, 1997 and as of September 30, 1997 had an accumulated deficit. Although the Company was profitable in the quarter ended September 30, 1997, in order to operate profitably in the future, the Company must accomplish some of the following objectives: (i) increase the amount of services rendered to existing clients and develop new clients, (ii) develop and realize additional revenue sources and (iii) reduce costs of providing services. There can be no assurance that the Company will be successful in meeting these objectives or that the Company will be able to sustain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."


FLUCTUATIONS IN OPERATING RESULTS


   The Company's revenues and operating results are subject to significant variation from quarter to quarter depending on a number of factors, including, but not limited to: (i) the timing and number of client projects commenced and completed during the quarter, (ii) the number of working days in a quarter and (iii) employee hiring, attrition and utilization rates. Because a high percentage of the Company's expenses, in particular personnel and facilities costs, is relatively fixed, variations in revenues may cause significant variations in operating results. Additionally, the Company periodically incurs cost increases due to both the hiring of new employees and strategic investments in its infrastructure in anticipation of future opportunities for revenue growth. Quarterly results are likely to fluctuate, which may cause a material adverse effect on the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."


ABILITY TO SUSTAIN AND MANAGE GROWTH

   The Company's business has grown rapidly during the past several years due to the increased demand for its services from existing clients, the addition of new clients and the increased number of Company sales and account management offices and SDCs. The Company's continued growth is dependent upon a number of factors, including, but not limited to: (i) the continued growth of the Barbados and Hartford area SDCs; (ii) the ability to continue to replicate SDCs in the future; (iii) the ability to cultivate additional business from existing clients; (iv) the ability to obtain new clients; (v) the ability to locate and hire IT professionals within new and existing markets; (vi) the continued identification and training of corporate personnel to staff new and recently opened or acquired sales and account management offices and SDCs; (vii) the successful performance of recently opened or acquired offices and (viii) the ability to anticipate, acquire, master and exploit new technologies as they develop. There can be no assurance that recently opened or acquired offices will achieve and sustain any level of profitability or that the Company's historical revenue growth will continue. Further, the Company's rapid growth and expansion has placed and could continue to place a significant strain on the Company's management, personnel and resources. The Company's ability to continue to manage its growth successfully will require it to further enhance its management, financial and information systems and controls. Finally, the Company's management has no demonstrated experience in managing the Company during times of economic downturn, and there can be no assurance that management can maintain profitability or growth levels at such times. The failure to manage growth effectively would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--PRT Growth Strategies."

CONCENTRATION OF REVENUES


   In 1996, approximately 72% of the Company's revenues was derived from five clients, with one client, Philip Morris Companies Inc., accounting for approximately 28%; during the first nine months of 1997, approximately 73% of the Company's revenues was derived from its largest five clients, with one client, Prudential Insurance Company of America, accounting for approximately 24% of revenues. Most of PRT's larger clients are comprised of a number of subsidiaries or divisions, each of which PRT considers to be a separate client because they make their own purchasing decisions. As of July 1, 1997, the Company acquired CMR. See "Certain Transactions--Acquisition of Computer Management Resources, Inc." If CMR had been acquired on January 1, 1997, on a pro forma basis during the first nine months of 1997, approximately 67% of the Company's revenues would have been derived from its largest five clients and 22% would have been derived from the Company's largest client, Prudential Insurance Company of America. The loss of a significant client could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Clients."


   Certain stockholders of the Company are significant PRT clients. Although the Company has no reason to expect it, a client-stockholder could be less inclined to maintain the same volume of business with the Company in the future if such client-stockholder were to sell most or all of its shares of PRT Common Stock. See "Certain Transactions."

POTENTIAL LIABILITY TO CLIENTS

   Many of the Company's engagements, including Year 2000 projects, involve services that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Although the Company attempts to contractually limit its liability for damages arising from errors, mistakes, omissions or negligent acts in rendering its services, there can be no assurance that its attempts to limit liability will be successful. The Company's failure or inability to meet a client's expectations in the performance of its services could result in a material adverse effect on the client's operations and, therefore, could give rise to claims against the Company or damage the Company's reputation, which could have a material adverse effect on the Company's business, operating results and financial condition.

RELIANCE ON KEY PERSONNEL

   The Company's future success depends on the continued services of certain key management personnel, in particular, Douglas K. Mellinger, Chief Executive Officer, and Srinivasan Viswanathan, President of PRT Barbados, each of whom has entered into an employment agreement with PRT. While the Company retains a "key man" life insurance policy in the amount of $2.5 million on Mr. Mellinger, there can be no assurance that such amount would adequately compensate the Company for a loss of his services. In addition, the Company's continued growth depends on its ability to attract and retain capable management personnel. Failure to do so or the loss of either of Messrs. Mellinger or Viswanathan could have a material adverse effect on the Company's business, operating results and financial condition. See "Management -- Executive Officers and Directors."

POTENTIAL DECREASES IN DEMAND FOR YEAR 2000 SERVICES


   The Company realized less than 10% of its total revenues from Year 2000 solutions in each of fiscal years 1995 and 1996 and in the first nine months of 1997. The Company expects that it will receive increased revenues for Year 2000 solutions. After the year 2000, the Company believes that demand for Year 2000 solutions will continue; however, such demand is expected to begin to diminish as many Year 2000 solutions are implemented and tested. A core element of the Company's growth strategy is to use the business relationships and the knowledge of clients' computer systems obtained in providing Year 2000 solutions to generate additional IT projects with such clients. There can be no assurance, however, that the Company will be successful in generating additional business from its Year 2000 clients. In addition, by utilizing significant resources during the next several years to solve its clients' Year 2000 problems, the Company's ability to deliver other IT services could be adversely affected. Finally, the Company relies on licenses from outside parties for certain of its Year 2000 software tools; any disruption of the relationship with such parties could adversely affect the Company's ability to provide Year 2000 solutions and thereby have a material adverse effect on the Company's business, operating results and financial condition. See "--Intellectual Property Rights," "Business--PRT Services Offered," "Intellectual Property Rights" and "Business--PRT Growth Strategies."


CONTRACT RISK


   Most of the Company's contracts are terminable by the client following limited notice and without significant penalty. In addition, each stage of a project often represents a separate contractual commitment at the end of which the client may elect not to proceed to the next stage of the project. While, to date, none of the Company's clients has terminated a material contract or materially reduced the scope of a large project, there can be no assurance that one or more of the Company's clients will not take such actions in the future. The cancellation or significant reduction in the scope of a large project could have a material adverse effect on the Company's business, operating results and financial condition.


FIXED-PRICE ENGAGEMENTS


   The Company principally bills for its services on a time and materials basis; however, some of the Company's contracts contain a cap on the amount of fees the Company can charge. The Company occasionally has entered into fixed-price billing engagements and may in the future enter into additional engagements billed on a fixed-price basis. While the Company's business, operating results and financial condition have not been materially adversely affected by any failure of the Company to complete a fixed-price engagement within budget in the past and the Company does not anticipate any such failure in the future, any such failure could expose the Company to risks associated with cost overruns, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


RISKS OF TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS


   The IT services industry is characterized by rapid technological change, shifting client preferences and new product developments. The introduction of competitive IT solutions embodying new technologies and the emergence of new industry standards may render the Company's existing IT solutions, skills base or underlying technologies obsolete or unmarketable. As a result, the Company will be dependent in large part upon its ability to develop new IT solutions and capabilities that address the increasingly sophisticated needs of its clients and keep pace with new competitive service and product offerings and emerging industry standards to achieve broad market acceptance. There can be no assurance that: (i) the Company will be successful in developing and marketing new IT solutions that respond to technological changes, shifting client requirements or evolving industry standards; (ii) that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new IT solutions or (iii) its IT solutions will adequately meet the requirements of the marketplace and achieve market acceptance. Any failure to respond to technological change or evolving industry standards could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--PRT Services Offered."


COMPETITION

   The Company experiences intense competition. The market for services such as those PRT offers is very broad and such services are offered by a large number of private and public companies, many of which are significantly larger than, and have greater financial, technical and marketing resources than, PRT. Additionally, in certain sectors of the Company's business, particularly Staff Augmentation, there are few barriers to entry and new competitors do and are expected to enter the market. As competitors enter the market to provide services similar to the Company, PRT's ability to compete effectively will increasingly depend upon the quality and price of its services. Competition could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Competition."

RISKS RELATED TO POSSIBLE ACQUISITIONS

   The Company has expanded and expects to continue to expand its operations through the acquisition of additional businesses. See "Certain Transactions--Acquisition of Computer Management Resources, Inc." There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses into the Company without substantial expenses, delays or other operational or financial difficulty. Furthermore, acquisitions may involve a number of special risks, including, but not limited to: (i) diversion of management's attention, (ii) possible failure to retain key acquired personnel, (iii) unanticipated events or circumstances, (iv) risks of entering markets in which the Company has no or limited prior experience or
(v) legal liabilities and amortization of acquired intangible assets. Client satisfaction or performance problems at a single acquired business could have a material adverse effect on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses will achieve anticipated financial performance. While the Company from time to time considers acquisition opportunities, it has no existing agreements, understandings or commitments to effect any material acquisition. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--PRT Growth Strategies."


UNITED STATES GOVERNMENT REGULATION OF IMMIGRATION


   The Company recruits employees from around the world. Some of these employees work in the United States under H-1B temporary work permits. As of September 1, 1997, approximately 4% of PRT's worldwide workforce was working under H-1B temporary work permits in the United States. Although, to date, PRT has not experienced difficulties in obtaining sufficient H-1B work permits, in the future the Company may be unable to obtain H-1B work permits to bring necessary employees to the United States for any number of reasons including, without limitation, limits set by the United States Immigration and Naturalization Service. Continued compliance with existing United States immigration laws, or changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain H-1B employees in the United States, could increase the Company's cost of recruiting and retaining the requisite number of IT professionals which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Recruiting and Training."


INTELLECTUAL PROPERTY RIGHTS


   In order to protect its proprietary rights in its various intellectual properties, the Company currently relies on copyrights, trade secrets and unpatented proprietary know-how which may be duplicated by others. The Company employs various methods, including nondisclosure agreements and other contractual arrangements with employees and suppliers and technical protective measures to protect its proprietary know-how. As a signatory to the Berne Convention, an international treaty, the government of Barbados has agreed to recognize protections on copyrighted materials conferred under the laws of foreign countries, including the laws of the United States. The Company believes that laws, rules, regulations and treaties in effect in the United States and Barbados are adequate to protect it from misappropriation or unauthorized use of its intellectual property. However, there can be no assurance that such laws will not change and, in particular, that the laws of Barbados will not change in ways that may prevent or restrict the transfer of software components, libraries and toolsets from Barbados to the United States. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its intellectual property, or that the Company will be able to deter unauthorized use and take appropriate steps to enforce its rights. In addition, the failure of such protective measures could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that other persons will not independently develop such know-how or obtain access to it, or independently develop technologies that are substantially equivalent or superior to PRT's technology. The Company presently holds no patents or registered copyrights. A competitor of the Company recently announced the filing with the United States Patent and Trademark Office of three patent applications relating to Year 2000 processes. The Company does not know the proprietary features of the processes covered by such patent applications since United States patent applications are not publicly available until the patents, if any, are issued. Although the Company believes that its intellectual property rights, including intellectual property rights licensed from third parties by the Company, do not infringe on the intellectual property rights of others, there can be no assurance that: (i) such a claim will not be asserted against the Company in the future, (ii) assertion of such claims will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commerically reasonable terms or (iii) any of PRT's software could be redesigned on an economical basis or at all, or that any such redesigned software would be competitive with the software of the Company's competitors. The Company expects that the risk of infringement claims against the Company will increase if more of PRT's competitors are able to successfully obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Intellectual Property Rights."

CERTAIN ANTI-TAKEOVER EFFECTS

   The Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects and may delay, deter or prevent a takeover attempt that stockholders might consider in their best interests. These include provisions under which only the Board of Directors, the Chairman of the Board or the President may call meetings of stockholders and certain advance notice procedures for nominating candidates for election to the Board of Directors. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms. The Board of Directors of the Company is empowered to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares without any further stockholder action. The existence of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, this "blank-check" preferred stock, and any issuance thereof, may have an adverse effect on the market price of the Company's Common Stock. See "Management" and "Description of Capital Stock--Preferred Stock," "--Section 203 of the Delaware General Corporation Law" and "--Certain Certificate and By-Law Provisions."

CONTROL BY PRINCIPAL STOCKHOLDERS


   Upon consummation of this Offering, the Mellinger family will own approximately 40% of the outstanding shares of Common Stock (approximately 36% of the outstanding shares of Common Stock if the Underwriters' over-allotment is exercised in full) and will continue to effectively control the vote on all matters submitted to a vote of the Company's stockholders, including extraordinary transactions such as mergers, sales of all or substantially all of the Company's assets or going-private transactions. Such control may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might receive a premium for their shares over prevailing market prices. See "Principal and Selling Stockholders" and "Description of Capital Stock."

BENEFITS OF OFFERING TO PRT'S CURRENT SECURITYHOLDERS

   PRT's current securityholders will receive substantial proceeds from this Offering and certain other benefits in connection with this Offering. This Offering will establish a public market for the Common Stock and provide significantly increased liquidity to the current securityholders for the shares of Common Stock they will own after this Offering. After deduction of underwriting discounts and commissions, the aggregate realized gain as a result of this Offering by the Selling Stockholders will be approximately $7.9 million (at an assumed initial public offering price of $13.00 per share). Upon completion of this Offering, PRT's current securityholders will beneficially own an aggregate of approximately 75% of the outstanding Common Stock. The aggregate unrealized gain to current securityholders with regard to unsold shares will be approximately $150.3 million. See "Dilution" and "Principal and Selling Stockholders."


NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

   Prior to this Offering, there has been no public market for the Common Stock of the Company. The initial public offering price per share of the Common Stock will be determined by negotiations among management of the Company, the Selling Stockholders and the representatives of the Underwriters. There can be no assurance that an active public market in the Company's Common Stock will develop or be sustained. The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of acquisitions of businesses, technological innovations, new products or services or new client engagements by the Company or its competitors or third parties, as well as market conditions in the IT services industry, may have a significant impact on the market price of the Company's Common Stock. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


   Immediately after completion of this Offering, the Company will have an aggregate of 18,161,973 shares of Common Stock and Non-Voting Common Stock outstanding, 4,600,000 of which will be freely tradeable without restriction or further registration under the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended (the "Securities Act"), except those shares, if any, acquired by affiliates of the Company. The remaining 13,561,973 shares in the aggregate of Common Stock and Non-Voting Common Stock outstanding will be "restricted securities" within the meaning of Rule 144 under the Securities Act. The Company and certain of the Company's stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, including shares of Non-Voting Common Stock, until 180 days after the date of this Prospectus, without the prior consent of Smith Barney Inc., subject to certain limited exceptions. Following this 180 day lock-up period, all of the restricted securities become eligible for sale, subject to the manner of sale, volume, notice and information requirements of Rule 144. Sales of substantial amounts of such shares of Common Stock in the public market or the availability of additional shares of Common Stock for future sale could adversely affect the market price of the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. Pursuant to agreements between the Company and certain of the Company's stockholders, such stockholders are entitled to certain registration rights with respect to their shares of Common Stock or Non-Voting Common Stock. If such stockholders, by exercising such registration rights upon expiration of their lock-up agreement described above (if applicable), cause a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price of the Common Stock. Furthermore, approximately 90 days after the date of this Prospectus, the Company expects to file a registration statement on Form S-8 registering 4,302,000 shares of Common Stock reserved for issuance pursuant to stock options granted, or to be granted, under the Company's Amended and Restated 1996 Stock Option Plan. See "Description of Capital Stock," "Shares Eligible for Future Sale," "Management--Executive Compensation, Employment Contracts, Termination of Employment and Change-in-Control Arrangements," "Certain Transactions," and "Underwriting."


BROAD DISCRETION IN USE OF PROCEEDS

   A significant portion of the net proceeds to be received by the Company in connection with this Offering will be allocated to, among other things, working capital and general corporate purposes. Accordingly, the Company will have broad discretion with respect to the expenditure of such proceeds. In particular, the Company could use a portion of these funds for the acquisition of complementary businesses, products and technologies, although it has no present agreements or commitments with respect to any such material transaction. There can be no assurance that the Company will deploy these proceeds in a manner that enhances stockholder value. See "Use of Proceeds" and "--Risks Related to Possible Acquisitions."

DILUTION

   The purchasers of the Common Stock offered hereby will experience immediate and significant dilution. See "Dilution."

                                 THE COMPANY


   PRT Group Inc. was incorporated under the laws of the State of Delaware in 1996. The Company was founded as PRT Corp. of America, a New York corporation, in 1989. The Company maintains its principal executive offices at 342 Madison Avenue, 11th Floor, New York, New York 10173. The Company's telephone number is (212) 922-0800. On September 30, 1997, PRT employed or had subcontracting arrangements with over 700 personnel, including 665 IT professionals, of whom 202 were subcontractors; of PRT's IT professionals, approximately 50% worked in SDCs.


   PRT currently operates in four types of facilities: (i) SDCs, (ii) sales and account management offices, (iii) training and recruiting centers and
(iv) administration and operations offices. Currently, the Company operates an SDC in each of Barbados, West Indies and the Hartford, Connecticut area and plans to open a third SDC in Chennai, India during 1998. PRT has sales and account management offices located in Connecticut, Illinois, New Jersey, New York and Virginia. The Company also operates a training and recruiting center in Mumbai, India and has administrative and operations offices in New York, New York and Hawthorne, New York.

   As of July 1, 1997, the Company acquired CMR, located in Wallingford, Connecticut. CMR had revenues of $7.5 million during its fiscal year ended February 28, 1997. As of July 1, 1997, CMR had over 75 IT professionals, 21 of whom were subcontractors.

                               USE OF PROCEEDS


   The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company (after deduction of estimated underwriting discounts and commissions and Offering expenses payable by the Company) are estimated to be approximately $45.2 million (assuming an initial public offering price of $13.00 per share). The Company expects to use the net proceeds from this Offering for: (i) payment of certain accrued dividends and distributions on the Company's Series A Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock"), and distributions on the Unit Warrants (as defined herein) in an aggregate amount of $733,000 as of September 30, 1997; (ii) expansion of existing operations, including the Company's SDCs and development of new service capabilities; (iii) general corporate purposes, including working capital and (iv) possible acquisitions of related businesses. Although the Company actively seeks the acquisition of related businesses, it currently has no understandings, commitments or agreements with respect to any material acquisitions. Pending their application as described above, such proceeds will be invested in short-term, investment grade, interest-bearing securities.


   The principal purposes of this Offering are to increase the Company's equity capital and financial flexibility, create a public market for the Common Stock, facilitate future access by the Company to the public equity markets, enhance the Company's ability to use Common Stock as a means of attracting and retaining key employees and technical staff, and provide working capital to fund the Company's growth strategies. See "Business--PRT Growth Strategies."

   The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                               DIVIDEND POLICY


   The Company intends to retain all of its future earnings to fund growth and the operation of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant. Pursuant to the terms of its present credit facility (the "Line of Credit") with Chase Manhattan Bank, N.A. ("Chase"), the Company is prohibited from paying dividends on the Common Stock without the prior consent of Chase.

                                CAPITALIZATION


   The following table sets forth the capitalization of the Company: (i) as of September 30, 1997, and (ii) on a pro forma as adjusted basis to give effect to the items set forth in footnote (1) below, the issuance and sale by the Company of 3,850,000 shares of common stock offered hereby at an assumed initial public offering price of $13.00 per share, and application of the estimated net proceeds therefrom as described in footnote (2) below:



                                                                 SEPTEMBER 30, 1997
                                                     ---------------------------------------------
                                                                             PRO FORMA
                                                                                 AS
                                                                ACTUAL    ADJUSTED(1)(2)(3)
                                                                ------    -----------------
                                                     (Dollars in thousands except number of shares)
Short-term borrowings:
 Borrowing under line of credit .............................  $  3,000     $  3,000
 Advance payable to client...................................     3,133           --
 Capital lease obligations ..................................       401          401
Long-term borrowings:
 Advance payable to client ..................................       392           --
 Capital lease obligations ..................................       676          676
 Note Payable ...............................................     2,000        2,000
Series A Redeemable Preferred Stock, $.01 par value;
 authorized 5,000,000 shares; issued and outstanding
 2,759,610 shares-actual and -0-shares pro forma as adjusted     35,407           --
Common Stock subject to redemption ..........................     1,430           --
Stockholders' equity (deficit):
 Common Stock; $.001 par value; authorized 50,000,000
  shares; issued and outstanding 10,675,681 shares-actual
  and 18,175,156 shares pro forma as adjusted ...............        11           18
 Non-Voting Common Stock; $.001 par value; authorized
  1,000,000 shares; issued and outstanding 46,500 shares pro
  forma as adjusted .........................................                     --
Additional paid-in-capital ..................................     1,569       87,171
Accumulated deficit .........................................   (22,838)     (23,571)
Treasury stock ..............................................      (400)        (400)
                                                              ---------- -------------
Total stockholders' equity (deficit) ........................   (21,658)      63,218
                                                              ---------- -------------
Total capitalization ........................................  $ 24,781     $ 69,295
                                                              ========== =============



------------
(1) Adjusted to give effect to: (i) the conversion of the Convertible Preferred Stock into 2,759,610 shares of Common Stock, (ii) the exercise of the JPMVC PRT Warrants and the issuance of an aggregate of 936,365 shares of Common Stock and Non-Voting Common Stock and (iii) the reclassification of the 119,181 shares of Common Stock issued in connection with the CMR acquisition which were subject to redemption.

(2) Adjusted to reflect the payment of accrued dividends and distributions relating to the Convertible Preferred Stock and Unit Warrants aggregating $733,000 at September 30, 1997.

(3) Excludes 161,575 shares of Common Stock issuable upon the exercise of stock options outstanding as of September 30, 1997, at a weighted average exercise price of $8.61 per share.

                                   DILUTION


   As of September 30, 1997, the Company's as adjusted net tangible book value was approximately $12,090,000 or $0.85 per share, after giving effect to: (i) the issuance of 2,759,610 shares of Common Stock in connection with the conversion of the Convertible Preferred Stock; (ii) the issuance of an aggregate of 936,365 shares of Common Stock and Non-Voting Common Stock in connection with the exercise of the JPMVC PRT Warrants; and (iii) the reclassification of 119,181 shares of Common Stock as of July 1, 1997, in connection with the acquisition of CMR which were subject to redemption. Net tangible book value per share represents the Company's total tangible assets less the Company's total liabilities, divided by the aggregate number of shares of Common Stock outstanding. After giving effect to (i), (ii) and
(iii) above and the sale of 3,850,000 shares of Common Stock by the Company (at an assumed initial public offering price of $13.00 per share) and the application of the estimated net proceeds therefrom as described in "Use of Proceeds," the pro forma as adjusted net tangible book value of the Company at September 30, 1997, would have been $57,337,000 or $3.16 per share. This amount represents an immediate increase in net tangible book value of $2.31 per share to existing stockholders and an immediate dilution of $9.84 per share to purchasers of Common Stock in this Offering. The following table illustrates this per share dilution:



 Initial public offering price per share of Common Stock  ...........          $13.00
As adjusted net tangible book value per share at September 30,
 1997 ...............................................................  $0.85
Increase in as adjusted net tangible book value per share
 attributable to new investors ......................................   2.31
                                                                       =====
Pro forma net tangible book value per share after giving effect
 to this Offering ...................................................            3.16
                                                                               ======
Dilution in net tangible book value per share to new investors ......          $ 9.84
                                                                               ======



   The following table summarizes, on a pro forma basis as of September 30, 1997 and after giving effect to the conversion into Common Stock of the Convertible Preferred Stock, the exercise of the JPMVC PRT Warrants, and the reclassification of the shares of Common Stock issued in the CMR acquisition, the total consideration paid and the average price paid per share by existing stockholders and new investors at an assumed initial public offering price of $13.00 per share.



                                  SHARES PURCHASED     TOTAL CONSIDERATION   AVERAGE PRICE
                               ----------------------- --------------------    PER SHARE
                                  NUMBER      PERCENT    AMOUNT    PERCENT
                               ------------ ---------  --------- ---------
                                                  (Dollars in thousands)
Existing stockholders (1)(2)    14,304,566     78.8%    $24,401     32.8%        $ 1.71
New investors (1)(2) .........   3,850,000     21.2      50,050     67.2         $13.00
                               ------------ ---------  --------- ---------  ---------------
Total.........................  18,154,566      100%    $74,451      100%
                               ============ =========  ========= =========



------------
(1) The foregoing table does not reflect the sale of Common Stock by the Selling Stockholders. Sales by the Selling Stockholders will reduce the number of shares held by the existing stockholders to 13,554,566 or approximately 74.7% of the total number of shares of Common Stock outstanding after this Offering (12,864,566 or approximately 70.9%, if the Underwriters over-allotment option is exercised in full), and will increase the number of shares to be purchased by the new investors to 4,600,000 or approximately 25.3% of the total number of shares outstanding after this Offering (5,290,000 or approximately 29.1%, if the Underwriters over-allotment option is exercised in full).

(2) Excludes, as of September 30, 1997, options to acquire 161,575 shares of Common Stock (all of which were then exercisable), at a weighted average exercise price of $8.61 per share. To the extent that these options are exercised, there will be further dilution to new investors. See "Management--Stock Option Plan" for additional information concerning outstanding options to purchase Common Stock.

SELECTED FINANCIAL DATA


   The selected financial data for the nine months ended September 30, 1997 and for the three years in the period ended December 31, 1996 and the balance sheet data at September 30, 1997, December 31, 1996 and 1995 are derived from the audited financial statements included elsewhere herein. The balance sheet data at December 31, 1994 is derived from audited financial statements. The selected financial data for the years ended December 31, 1992 and 1993 and as of December 31, 1992 and 1993 are derived from unaudited financial statements. The financial data as of September 30, 1996 and for the nine month period ended September 30, 1996 is derived from unaudited financial statements. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data should be read in conjunction with the financial statements, related notes, and other financial information included herein.



                                                YEARS ENDED DECEMBER 31
                          -------------------------------------------------------------------
                              1992          1993         1994          1995         1996
                          ------------ ------------  ------------ ------------  ------------
                                     (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS
 DATA:
Revenues ................  $     5,323  $     8,181   $    13,876  $    20,346   $    23,801
Cost of revenues ........        4,113        6,342        10,851       15,594        17,965
Gross profit ............        1,210        1,839         3,025        4,752         5,836
Selling, general and
 administrative
 expenses................        1,030        1,530         2,572        4,110         9,235
Income (loss) from
 operations .............          180          309           453          642        (3,399)
Net income (loss) .......          105          172           251          115        (3,269)
Accretion and dividends
 of redeemable preferred
 stock and warrants .....           --           --            --           --          (117)
Net income (loss)
 available to common
 stockholders ...........  $       105  $       172   $       251  $       115   $    (3,386)
                          ============ ============  ============ ============  ============
Net income (loss) per
 share(2)................  $      0.01  $      0.01   $      0.02  $      0.01   $     (0.27)
                          ============ ============  ============ ============  ============
As adjusted net loss per
 share(2) ...............
Weighted average common
 shares and equivalents
 outstanding ............   12,878,037   12,878,037    12,669,704   12,628,037    12,692,888
                          ============ ============  ============ ============  ============


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                            PRO FORMA                                  PRO FORMA
                               YEAR          NINE MONTHS ENDED        NINE MONTHS
                              ENDED            SEPTEMBER 30               ENDED
                           DECEMBER 31       -----------------         SEPTEMBER 30
                             1996(1)          1996          1997          1997(1)
                            ------------- ------------  -----------   ---------------

STATEMENT OF OPERATIONS
 DATA:
Revenues ................  $    31,304   $    16,031   $    40,034   $    44,299
Cost of revenues ........       23,447        12,093        27,875        31,060
Gross profit ............        7,857         3,938        12,159        13,239
Selling, general and
 administrative
 expenses................       11,383         5,608        13,732        15,311
Income (loss) from
 operations .............       (3,526)       (1,670)       (1,573)       (2,072)
Net income (loss) .......       (3,583)       (1,804)       (1,658)       (2,136)
Accretion and dividends
 of redeemable preferred
 stock and warrants .....         (117)           --       (18,563)      (18,563)
Net income (loss)
 available to common
 stockholders ...........  $    (3,700)  $    (1,804)  $   (20,221)  $   (20,699)
                          ============= ============  ============ ==============
Net income (loss) per
 share(2)................  $     (0.29)  $     (0.14)  $     (1.44)  $     (1.47)
                          ============= ============  ============ ==============
As adjusted net loss per
 share(2) ...............                              $     (0.12)  $     (0.15)
Weighted average common
 shares and equivalents
 outstanding ............   12,802,901    12,628,036    14,040,562    14,113,904
                          ============= ============  ============ ==============


                                                      DECEMBER 31
                                      --------------------------------------------
                                       1992    1993     1994     1995      1996
                                      ------ -------  ------- --------  ---------
                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital .....................  $220   $  395   $  564   $1,277   $13,923
Total assets ........................   905    1,937    3,595    4,860    23,960
Total stockholders' equity
 (deficit)...........................   245      418      666      781    (2,081)

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                       SEPTEMBER 30
                                           1997

BALANCE SHEET DATA:
Working capital .....................    $  3,629
Total assets ........................      34,706
Total stockholders' equity
 (deficit)...........................     (21,658)



------------
(1) Gives effect to the CMR acquisition as if it occurred at the beginning of the respective period.

(2) Computed on the basis as described in Note 2 to the Consolidated Financial Statements.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, such forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in "Risk Factors."

OVERVIEW


   PRT was founded in 1989 to provide IT solutions and services internationally, primarily to Fortune 500-sized companies. PRT provides a number of IT services including: (i) Strategic Consulting, (ii) Project Solutions and (iii) Staff Augmentation. These services are performed either at a client's location or at a PRT facility. The Company's revenues have increased from $5.3 million in 1992 to $23.8 million in 1996 representing a CAGR of approximately 45%. For the nine month periods ended September 30, 1997 and September 30, 1996, the Company's revenues were $40.0 million and $16.0 million, respectively, representing an approximate increase of 150%.

   To sustain its growth, the Company has made and continues to make substantial investments in its infrastructure, including: (i) SDCs in the United States and Barbados, (ii) international training and recruiting centers, (iii) the Company's PAL software development framework and (iv) expansion of its management team. Because a significant percentage of these investments have already been made, the Company believes it will realize improved operating margins to the extent future revenue growth exceeds on-going costs associated with such growth. In September 1995, PRT commenced operations at its SDC prototype in Barbados, West Indies. Following its strategic plan to replicate the SDC model, the Company opened its Hartford, Connecticut area SDC in 1997. PRT plans to continue international replication of SDCs in the future, with an SDC expected to open in India in 1998.


   With respect to Strategic Consulting and Project Solutions services, the Company generally assumes responsibility for project management and bills the client on a time and materials basis, although a small percentage of projects are billed on a fixed-price basis. Staff Augmentation services are billed on a time and materials basis and generally have lower gross profit margins than PRT's other service offerings. Since 1994, the Company has been shifting its business from its Staff Augmentation services toward higher-margin Strategic Consulting and Project Solutions services.

   Revenues are primarily recognized as services are rendered based on time and materials charges or, to a lesser extent, using the percentage of completion method for fixed-price projects.


   Cost of revenues consists primarily of salaries (including non-billable and training time), benefits and travel expenses for IT professionals and is PRT's most significant expenditure item. The Company strives to maintain its gross profit margins by offsetting increases in salaries and benefits with increases in billing rates. PRT has realized higher gross profit margins by shifting toward higher-margin Strategic Consulting and Project Solutions services and delivering such services through its SDCs in Barbados and the Hartford area. The Company intends to continue to take advantage of the benefits of delivering its services through its SDCs by building and expanding its SDCs. For the nine month periods ended September 30, 1997 and September 30, 1996, revenues earned through SDCs represented approximately 30% and 12%, respectively, of total revenues.


   Selling, general and administrative ("SG&A") expenses consist primarily of costs associated with: (i) corporate overhead, (ii) sales and account management, (iii) telecommunications, (iv) human resources, (v) recruiting and training, (vi) depreciation and amortization of infrastructure and (vii) other administrative expenditures.

   PRT Barbados is eligible for certain favorable tax provisions under the laws of Barbados and has obtained a license to conduct business in accordance with the provisions of the International Business

Companies Act 1991-24. PRT Barbados is taxed at an income tax rate of 1%. The Company considers PRT Barbados' earnings to be permanently invested and does not anticipate repatriating any of these earnings to the United States. If the Company decides to repatriate any earnings of PRT Barbados, it will be required to record a provision for United States income taxes on such amounts and, upon repatriation of the funds, pay United States income taxes thereon. For the nine months ended September 30, 1997 and for the years ended December 31, 1996 and 1995, PRT Barbados incurred a net loss of approximately $1.5 million, $2.8 million and $498,000, respectively. At September 30, 1997, the accumulated deficit of PRT Barbados was approximately $4.8 million. Employees in Barbados also receive certain tax concessions for transportation, housing and food allowances.


   As part of the Company's expansion strategy, in July 1997, PRT completed the acquisition of CMR for an aggregate of $6.3 million in cash, notes and common stock. CMR provides the Company with additional Fortune 500-sized clients, a consultant list in the northeastern United States and additional trained IT professionals. See "Certain Transactions--Acquisition of Computer Management Resources, Inc." Currently, the Company has no material acquisitions pending.

RESULTS OF OPERATIONS

   The following table sets forth selected statement of operations data as a percentage of revenues for the periods indicated:


                                                               NINE MONTHS ENDED
                                   YEARS ENDED DECEMBER 31       SEPTEMBER 30
                                ------------------------------------------------
                                  1994      1995      1996      1996      1997
                                -------- --------  --------- ---------  --------
Revenues ......................   100.0%   100.0%    100.0%     100.0%    100.0%
Cost of revenues ..............    78.2     76.6      75.5       75.4      69.6
Gross profit ..................    21.8     23.4      24.5       24.6      30.4
SG&A ..........................    18.5     20.2      38.8       35.0      34.3
                                -------- --------  --------- ---------  --------
Income (loss) from operations       3.3%     3.2%    (14.3)%    (10.4)%    (3.9)%
                                ======== ========  ========= =========  ========



NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

   Revenues. Revenues increased approximately 150% to $40.0 million in the nine month period ended September 30, 1997 from $16.0 million for the comparable period in 1996. This growth in revenues is primarily attributable to increases in the size of the Company's IT professional workforce, expansion of the Company's SDC operations, additional services provided to existing clients and, to a lesser extent, increases in billing rates. The number of IT professionals (including subcontractors) increased to 605 on September 30, 1997 from 262 on September 30, 1996. Revenues from SDCs increased approximately 526% to $11.9 million for the nine month period ended September 30, 1997 from $1.9 million for the comparable period in 1996.

   Cost of Revenues. Cost of revenues increased approximately 131% to $27.9 million in the nine month period ended September 30, 1997 from $12.1 million for the comparable period in 1996. As a percentage of revenues, cost of revenues decreased from approximately 75% for the nine month period ended September 30, 1996 to approximately 70% for the comparable period in 1997. The increase in cost of revenues is primarily attributable to increases in the number of the Company's IT professionals. In 1997, the decrease in cost of revenues as a percentage of revenues reflects: (i) the continued expansion of the Company's SDCs, (ii) the continued strategic shift of its business toward higher-margin service offerings and (iii) higher utilization rates at the Company's SDCs in 1997.

   Gross Profit. For the reasons set forth above, gross profit increased approximately 209% to $12.2 million for the nine month period ended September 30, 1997 from $3.9 million for the comparable period in 1996. As a percentage of revenues, gross profit increased to approximately 30% for the nine-month period ended September 30, 1997 from 25% for the comparable nine month period in 1996.

   SG&A Expenses. SG&A expenses increased approximately 145% to $13.7 million for the nine month period ended September 30, 1997 from $5.6 million for the comparable period in 1996. As a percentage of revenues, SG&A expenses decreased to approximately 34% for the nine month period ended September 30, 1997 from approximately 35% for the comparable period in 1996. The increase in SG&A expenses resulted from: (i) the continued expansion of the Company's sales and account management efforts, (ii) further enhancements of the Company's SDCs, (iii) depreciation of infrastructure, (iv) increased telecommunications costs, (v) addition of management personnel and (vi) other corporate overhead cost increases necessary to support the Company's continued and anticipated revenue growth.

   Income (Loss) from Operations. For the reasons set forth above, loss from operations for the first nine months of 1997 was $1.6 million compared to a loss of $1.7 million in the comparable period in 1996. As a percentage of revenues, the loss from operations for the nine months ended September 30, 1997 decreased to approximately 4% compared to approximately 10% in the comparable period in 1996.


FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

   Revenues. Revenues increased approximately 17% to $23.8 million in fiscal year 1996 from $20.3 million in fiscal year 1995. This growth in revenues is primarily attributable to: (i) increases in the size of the Company's IT professional workforce; (ii) expansion of the Company's SDC operations; (iii) additional services provided to existing and new clients and (iv) to a lesser extent, increases in billing rates. The number of IT professionals utilized by the Company (including subcontractors) increased to 308 as of December 31, 1996 from 133 as of December 31, 1995. Revenues from SDCs increased to approximately $3.5 million in fiscal year 1996 from $55,000 in fiscal year 1995.

   Cost of Revenues. Cost of revenues increased approximately 15% to $18.0 million in fiscal year 1996 from $15.6 million in fiscal year 1995. As a percentage of revenues, cost of revenues decreased to approximately 76% for fiscal year 1996 from approximately 77% for fiscal year 1995. The increase in cost of revenues is primarily attributable to increases in the number of the Company's IT professionals. In 1996, the decrease in cost of revenues as a percentage of revenues is primarily due to billing rate increases partially offset by salary increases to IT professionals (particularly at the Company's Barbados SDC) and the strategic shift of its business toward higher-margin service offerings. Additionally, the Company achieved higher utilization rates in its SDC in 1996.

   Gross Profit. For the reasons set forth above, gross profit increased approximately 23% to $5.8 million in fiscal year 1996 from $4.8 million in fiscal year 1995. As a percentage of revenues, gross profit increased to approximately 25% in fiscal year 1996 from approximately 23% in fiscal year 1995.

   SG&A Expenses. SG&A expenses increased approximately 125% to $9.2 million in 1996 from $4.1 million in fiscal year 1995. As a percentage of revenues, SG&A expenses increased to approximately 39% for fiscal year 1996 from approximately 20% for fiscal year 1995. This increase resulted from expenses incurred to: (i) build and staff the near-shore SDC in Barbados, (ii) enhance the Company's infrastructure, (iii) grow the management team necessary to support the Company's continued and anticipated revenue growth and, to a lesser extent and (iv) fund certain increases in selling costs incurred in connection with obtaining preferred vendor status relating to the Company's Staff Augmentation business.

   Income (Loss) from Operations. For the reasons set forth above, loss from operations was $3.4 million in fiscal year 1996 compared to income from operations of $642,000 in fiscal year 1995.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

   Revenues. Revenues increased approximately 47% to $20.3 million in fiscal year 1995 from $13.9 million in fiscal year 1994. This growth in revenues is primarily attributable to increases in the size of the Company's IT professional workforce. The number of IT professionals utilized by the Company (including subcontractors) increased approximately 32% to 133 as of December 31, 1995 from 101 as of December 31, 1994. The increase in revenues resulted to a lesser extent from an increase in the average hourly billing rates charged for the Company's IT professionals.

   Cost of Revenues. Cost of revenues increased approximately 44% to $15.6 million in fiscal year 1995 from $10.9 million in fiscal year 1994. As a percentage of revenues, cost of revenues decreased to approximately 77% for fiscal year 1995 from approximately 78% for fiscal year 1994. The increase in cost of revenues is primarily attributable to increases in the number of the Company's IT professionals. In 1995, the decrease in cost of revenues as a percentage of revenues is primarily due to billing rate increases.

   Gross Profit. For the reasons set forth above, gross profit increased approximately 57% to $4.8 million in fiscal year 1995 from $3.0 million in fiscal year 1994. As a percentage of revenues, gross profit increased to approximately 23% in fiscal year 1995 from approximately 22% in fiscal year 1994.

   SG&A Expenses. SG&A expenses increased approximately 60% to $4.1 million in fiscal year 1995 from $2.6 million in fiscal year 1994. As a percentage of revenues, SG&A expenses increased from approximately 19% for fiscal year 1994 to approximately 20%. This increase was attributable primarily to the opening and staffing of three sales and account management offices and the near-shore SDC in Barbados.

   Income (Loss) from Operations. For the reasons set forth above, income from operations was $642,000 in fiscal year 1995 compared to $453,000 in fiscal year 1994. As a percentage of revenues, income from operations was approximately 3% in both fiscal years 1995 and 1994.

QUARTERLY RESULTS


   The following table sets forth certain unaudited quarterly operating information for the most recent eight quarters ending with the quarter ended September 30, 1997. This information has been prepared on the same basis as the audited consolidated financial statements contained elsewhere in this Prospectus and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the Company's Consolidated and Unaudited Consolidated Financial Statements and related Notes thereto. Results of operations for any previous fiscal quarter are not indicative of results for the full year or any future quarter. See "Risk Factors--Fluctuations in Operating Results."



                                                                      THREE MONTHS ENDED
                                ----------------------------------------------------------------------------------------------
                                 DEC. 31,   MARCH 31,   JUNE 30,    SEPT. 30,   DEC. 31,    MARCH 31,   JUNE 30,    SEPT. 30,
                                   1995       1996        1996        1996        1996        1997        1997        1997
                                --------- -----------  ---------- -----------  ---------- -----------  ---------- -----------
                                                                    (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
 Revenues .....................   $4,699     $4,615      $5,157      $6,259      $ 7,770     $ 9,039     $12,275     $18,720
 Cost of revenues .............    3,485      3,525       3,785       4,783        5,872       6,621       8,596      12,658
                                --------- -----------  ---------- -----------  ---------- -----------  ---------- -----------
 Gross profit .................    1,214      1,090       1,372       1,476        1,898       2,418       3,679       6,062
 SG&A .........................    1,515      1,170       1,994       2,444        3,627       3,838       4,372       5,522
                                --------- -----------  ---------- -----------  ---------- -----------  ---------- -----------
 Income (loss) from operations    $ (301)    $  (80)     $ (622)     $ (968)     $(1,729)    $(1,420)    $  (693)    $   540
                                ========= ===========  ========== ===========  ========== ===========  ========== ===========
AS A PERCENTAGE OF REVENUE:
 Revenues .....................    100.0%     100.0%      100.0%      100.0%       100.0%      100.0%      100.0%      100.0%
 Cost of revenues .............     74.2       76.4        73.4        76.4         75.6        73.2        70.0        67.6
                                --------- -----------  ---------- -----------  ---------- -----------  ---------- -----------
 Gross profit .................     25.8       23.6        26.6        23.6         24.4        26.8        30.0        32.4
 SG&A..........................     32.2       25.4        38.7        39.0         46.7        42.5        35.6        29.5
                                --------- -----------  ---------- -----------  ---------- -----------  ---------- -----------
 Income (loss) from operations      (6.4)%     (1.8)%     (12.1)%     (15.4)%      (22.3)%     (15.7)%      (5.6)%       2.9%
                                ========= ===========  ========== ===========  ========== ===========  ========== ===========



LIQUIDITY AND CAPITAL RESOURCES


   The Company's principal capital requirement is to fund working capital to support its growth. In May 1997, the Company obtained a $7.0 million Line of Credit, which expires in June 1998 and bears interest at the Company's option at either the bank's prime rate (8.5% at September 30, 1997) or LIBOR plus 2.25%. Borrowings under the Line of Credit, which are limited to 75% of PRT's eligible U.S. accounts receivable, as defined therein, are collateralized by a security interest in substantially all of the Company's assets. As of September 30, 1997, the Company had $3.0 million outstanding under the Line of Credit. The Company believes that its receivables collection practices and terms are consistent with industry practices.

   The Company's working capital decreased to $3.6 million at September 30, 1997 from $13.9 million at December 31, 1996. Cash and cash equivalents were $3.7 million at September 30, 1997 compared to $14.9 million at December 31, 1996. The primary uses of cash during the nine months ended September 30, 1997 were to fund a net loss of $1.7 million, an increase of accounts receivable of $9.4 million, offset by an increase in accrued compensation, accounts payable and accrued expenses of $3.6 million. Cash and cash equivalents of $5.1 million were used to purchase additional fixed assets during the period ended September 30, 1997. Offsetting the use of cash were net borrowings from the Line of Credit totaling $3.0 million and proceeds from a client advance of $632,000 (included in the Advances described below).

   The Company used $2.5 million of cash for operations for the year ended December 31, 1996. The primary uses of cash for 1996 were to fund a net loss of $3.3 million, an increase in accounts receivable of $2.3 million, offset by an increase in accrued compensation, accounts payable and accrued expenses of $2.7 million. In 1996, the Company used $2.1 million in cash for the purchase of fixed assets. For the year ended December 31, 1996, the Company generated $18.8 million in cash from financing activities. The primary sources of cash were $17.1 million from issuance of the Company's Convertible Preferred Stock and the Warrants, and $2.0 million from an advance payable to JPMVC. See "Certain Transactions--Certain Financing Transactions."

   The Company and PRT Barbados entered into agreements providing for advances to PRT Barbados of $3.7 million in the aggregate (the "Advances") by J.P. Morgan Ventures Corporation ("JPMVC"). In consideration for the Advances, PRT Barbados issued warrants to purchase up to 24% of the authorized shares of PRT Barbados capital stock to JPMVC (the "PRT Barbados Warrants"). In the first quarter of 1997, the Company and JPMVC agreed to, among other things, the exchange of the PRT Barbados Warrants for warrants to purchase 936,365 shares of PRT Common Stock (the "JPMVC PRT Warrants"). The JPMVC PRT Warrants are only exercisable by forgiveness of the Advances. Upon the consummation of this Offering, the JPMVC PRT Warrants will be exercised for an aggregate of 936,365 shares of Common Stock and Non-Voting Common Stock and the Advances will be forgiven.


   As of July 1, 1997, the Company completed the acquisition of CMR. The Company paid $2.9 million in cash and issued $2.0 million in notes and $1.4 million in Common Stock for all of the common stock of CMR.


   The Company anticipates incurring approximately $3.5 million and $1.5 million in capital expenditures in the next 12 months to complete the infrastructure at its Hartford, Connecticut area and Chennai, India SDCs, respectively. The Company does not believe that such expenditures will have a material adverse impact on its liquidity, results of operations or capital requirements. The Company anticipates that its primary uses of working capital in the near term will be the establishment of additional SDCs, the development of new facilities and funding growth through acquisitions and otherwise, and the accounts receivable related thereto. The Company believes that the proceeds from this Offering, together with cash from operations and borrowings under the Line of Credit, will be sufficient to meet the Company's presently anticipated working capital needs for the next 12 months.


   In the normal course of business, various claims may be made against the Company. At this time, in the opinion of management, there are no pending claims, the outcome of which are expected to result in a material adverse effect on the consolidated financial position or results of operations of the Company.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

   Statement of Financial Accounting Standards No. 128, "Earnings per Share," was issued in February 1997. The Company will be required to adopt the new standard on December 31, 1997. Early adoption of this standard is not permitted. The primary requirements of this standard are: (i) replacement of primary earnings per share with basic earnings per share, which eliminates the dilutive effect of options and warrants; (ii) use of an average share price in applying the treasury method to compute dilution for options and warrants for fully-diluted earnings per share and (iii) disclosure reconciling the numerator and denominator of earnings per share calculations. The Company's adoption of this statement is not expected to have a significant impact on the Company's financial statements.

   Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure," was issued in February 1997. The Company will be required to adopt the new standard for the year ending December 31, 1998. This statement requires specific disclosure regarding the Company's capital structure, including descriptions of the securities comprising the capital structure and the contractual rights of the holders of such securities. The Company plans to adopt this statement in fiscal year 1998 and does not anticipate that the statement will have a significant impact on its financial statements.

   Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," was issued in June 1997. The Company will be required to adopt the new standard for the year ending December 31, 1998, although early adoption is permitted. The primary objective of this statement is to report and disclose a measure ("Comprehensive Income") of all changes in equity of a company that result from transactions and other economic events of the period other than transactions with owners. The Company will adopt this statement in fiscal year 1998 and does not anticipate that the statement will have a significant impact on its financial statements.

   Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," was issued in June 1997. The Company will be required to adopt the new standard for the year ending December 31, 1998, although early adoption is permitted. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company will adopt this statement in fiscal year 1998 and does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

CHANGES IN ACCOUNTANTS

   The Company engaged Ernst & Young LLP as its independent auditor in July 1997 to replace KPMG Peat Marwick LLP ("KPMG") as the Company's independent auditor to avoid a potential lack of independence resulting from a KPMG employee's ownership interest in PRT and family relation with certain PRT stockholders. During the period between the date KPMG was engaged and the date on which KPMG resigned, there was no: (i) disagreement between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or (ii) adverse opinions or a disclaimer of opinion, or qualification or modification as to uncertainty, audit scope or accounting principles in connection with its report on the Company's financial statements.

   In March 1995, the Company, with the approval of its Board of Directors, hired KPMG to replace Shulman, Cohen, Furst, Kramer & Rosen, P.C. ("Shulman, Cohen") as its independent auditors. During the period between January 1, 1993 and the date on which Shulman, Cohen was replaced, there was no: (i) disagreement between the Company and Shulman, Cohen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or (ii) adverse opinions or a disclaimer of opinion, or qualification or modification as to uncertainty, audit scope or accounting principles in connection with its report on the Company's financial statements.


EXPOSURE TO CURRENCY FLUCTUATIONS

   During the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, the percentage of the Company's revenues generated outside the United States was 0.1%, 15% and 29%, respectively. Prior to 1995, there were no revenues generated outside the United States. Although the Company's sales are payable in U.S. Dollars, there can be no assurance that all of the Company's future contracts will be payable in U.S. Dollars. To the extent that any of the Company's future contracts are payable in foreign currencies, the Company could be exposed to fluctuations in currency exchange rates. To hedge a portion of the risks associated with such fluctuations, the Company may engage in hedging transactions in the future.

                                   BUSINESS

   The following description of the Company's business contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, such forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in "Risk Factors."

INTRODUCTION


   PRT was founded in 1989 to provide IT solutions and services internationally, primarily to Fortune 500-sized companies. PRT provides a number of services including Strategic Consulting, Project Solutions and Staff Augmentation. PRT offers full life cycle solutions, beginning with the understanding of the client's business issues and continuing through: (i) problem analysis, (ii) solution architecture and design, (iii) coding, (iv) testing and (v) ongoing maintenance. This life cycle approach, supported by strict software engineering principles embodied in the Company's PAL software development framework, a knowledge bank of processes, methodologies, tools and reusable work product developed by PRT, as well as an internal, independent software quality assurance function allows the Company to provide high-quality, effective IT solutions. As of September 30, 1997, PRT employed or had subcontracting arrangements with over 700 personnel, including 665 IT professionals, of whom 202 were subcontractors; of PRT's IT professionals approximately 50% worked in SDCs.

   Strategic Consulting services include (i) management consulting, (ii) strategic IT planning, (iii) emerging technology research, (iv) knowledge transfer and (v) "Quality Journey" strategies and implementations, in which PRT helps clients develop internal software development quality control mechanisms, processes and organizational units. Project Solutions services consist of: (i) full life cycle software development, (ii) hardware and software platform migrations, in which a client's information systems are moved from obsolete or legacy hardware or software systems to more efficient and powerful new systems, (iii) maintenance outsourcing, (iv) Year 2000 and other mass change renovation and (v) testing services for both mainframe and client/server environments. Project solutions are rendered according to rigorous software engineering principles and can be provided at a client location or at one of PRT's SDCs. Staff Augmentation offers team or individual staffing for a full spectrum of IT services, ranging from traditional systems analysis through testing to high value-added IT consulting and project management.

   PRT focuses its marketing efforts on large businesses, primarily Fortune 500-sized companies, with significant IT budgets and recurring software and maintenance development needs. PRT's client base includes companies primarily in the financial services, consumer products, communications and healthcare industries. The Company's five largest clients in the first nine months of 1997, in alphabetical order, were Chase Manhattan Bank, N.A., J.P. Morgan & Co. Inc., Mitsubishi International Corp., Philip Morris Companies Inc. and Prudential Insurance Company of America.

   The Company's sales have increased to $23.8 million in 1996 from $5.3 million in 1992 representing a CAGR of approximately 45%. For the nine month periods ended September 30, 1997 and September 30, 1996, the Company's revenues were $40.0 million and $16.0 million, respectively, representing an increase of approximately 150%.


THE IT SERVICES INDUSTRY

 Overview

   Worldwide competition, heightened by deregulation, globalization and rapid technological advancement, is placing increasing demands on corporations to:
(i) improve the quality of products and services, (ii) reduce costs and time to market of new products and services, (iii) improve operating efficiencies and (iv) strengthen client relationships. The rapid rate of advancement in IT capabilities, as well as the greater complexities and costs to an organization of maintaining the IT function, is transforming the role of the in-house IT department. The ability to integrate and deploy improved IT in a cost-effective manner has become critical to an organization's success. As a result, organizations are increasingly viewing the IT function as less of a support center and more as an integral component of corporate strategy.


   Faced with: (i) an increased strategic reliance on IT, (ii) a shortage of skilled IT personnel, (iii) escalating costs of maintaining in-house IT departments and (iv) an inability to effectively handle mass change issues, such as the Year 2000 problem, organizations are increasingly outsourcing IT functions to third-party vendors. Forrester Research, an independent research organization which provides information concerning the IT services industry, estimates that the market for IT consulting, design, implementation, integration, management, or full outsourcing to an external solutions provider or contract professional was $124.0 billion in 1996 and will reach $303.1 billion by 2002, representing an approximate CAGR of 16%.


 Industry Trends

   The Company believes that the following key industry trends will continue to have a major influence on the worldwide IT services market.

   Shortage of IT Professionals. There is a growing shortage of IT professionals in the United States, Western Europe and Japan. This shortage of IT professionals is rising due to the need for many organizations to maintain legacy systems, the migration to new applications architectures and the relatively small population of trained IT professionals. Additionally, mass change issues, such as the Year 2000 problem, are accelerating this increasing industry-wide shortage of IT professionals.


   Mass Change Problems. Substantial growth opportunities for IT services companies exist due to problems inherent in implementing mass changes to application systems and their associated databases. Examples of mass change problems include the Year 2000 problem, the European Union's expected conversion to a single European currency and the extension of the number of digits and other characters in zip codes, product codes and account numbers. The Gartner Group, an independent research organization which provides information concerning the IT services industry, has estimated that the worldwide cost to resolve the Year 2000 problem alone could range from $300 billion to $600 billion and that the typical Fortune 100 company will spend between $50 million and $100 million for Year 2000 services. Additionally, the Gartner Group projects that by the end of 1997 only 20% of all systems in the world will be Year 2000 compliant and that only 50% of such systems will be Year 2000 compliant by the end of 1999.


   Offshore Software Development. Due to the increasing shortage of qualified IT professionals in developed countries and the rising domestic costs of applications development and support, an increasing number of organizations are turning to offshore software development. Offshore software development offers a number of benefits, including lower costs and access to a larger pool of skilled IT professionals. India is widely acknowledged as the leader in offshore software development due to its large numbers of highly educated, lower cost, English-speaking IT professionals. The Gartner Group predicts that over the next three years many organizations will spend up to 40% of their legacy systems software budgets for offshore projects. The Company believes that the demand for offshore software development will continue to be exacerbated by mass change problems.


   Software Development Challenges. Software development organizations face a number of challenges in completing applications projects consistently, on-time and on-budget. The Standish Group, an independent research organization which provides information concerning the IT services industry, estimates approximately one-third of software development projects will be cancelled before completion and over one-half will have significant cost overruns. Because software development is plagued with these problems, standards and benchmarks, such as the Capability Maturity Model ("CMM") developed by the Software Engineering Institute at Carnegie Mellon University have been established. This model serves as a base to deliver, reliable, high-quality software solutions on-time and on-budget.


THE PRT GLOBAL SOLUTION

   The PRT Global Solution enables the Company's clients to outsource a broad range of business and technology needs. PRT's international fulfillment capability offers a high-quality alternative to traditional onsite consulting. The Company reliably and predictably provides flexible technical solutions to a broad range of issues encountered by Fortune 500-sized companies. In this highly competitive and rapidly changing business environment, the Company offers a cost-effective, reliable solution. The following are key attributes of PRT's Global Solution: (i) expansion of strategic solutions offerings, (ii) replication of Software Development Centers, (iii) utilization of a disciplined software engineering approach and
(iv) emphasis on recruitment and training of IT professionals.


   Expand Strategic Solutions Offerings. PRT maintains active communication between its clients and its IT professionals to understand the issues facing large scale, complex organizations. As trends are identified, PRT strives to quickly develop new capabilities and then markets the resulting solutions to the Company's existing and potential clients. These capabilities include: (i) data mining (finding hidden patterns in vast databases), (ii) data visualization (graphical representation of data), (iii) data warehousing (assembling massive amounts of data for aggregate analysis), (iv) client/server technologies, (v) Internet/intranet technologies, (vi) object-oriented technologies (development of reusable software object building blocks) and (vii) usability engineering (making computer interfaces more understandable and easier to use). PRT seeks to continuously add value to its offerings by applying these techniques and technologies to projects as part of its solutions.

   Replicate Software Development Centers. The Company intends to increase its investment in an integrated network of onshore, near-shore and offshore SDCs and offices to facilitate offsite development of high quality software on a cost effective basis. PRT opened its first SDC in September 1995, near-shore in Barbados, West Indies. A second SDC is located onshore in the Hartford, Connecticut area. The Company intends to utilize its experience gained in establishing and operating its SDCs to efficiently open and operate additional SDCs, including an offshore facility in Chennai, India in 1998. The SDCs will be strategically located based on: (i) accessibility to resources and skill sets, (ii) cost considerations, (iii) political and cultural stability, (iv) availability of necessary communications and technical infrastructure, (v) proximity to clients, (vi) convenience of time zone and (vii) employee quality of life. The Company's SDCs are directly linked by high-speed dedicated communications lines to all other PRT locations and to many clients. Management believes the SDCs will boost PRT's ability to leverage the capabilities of its workforce on behalf of its clients while maintaining the common PAL approach, regardless of the location of the SDC.

   Utilize Disciplined Software Engineering Approach. To address the industry challenges inherent in developing high-quality, complex, mission-critical software on time and within budget, PRT has developed proprietary software tools and processes. These tools and processes are embodied within the PAL software development framework based upon the CMM model. PAL is a knowledge bank of software development life cycle processes, methodologies, tools and reusable work product developed by PRT. As processes are refined, PAL is continuously updated. PAL is available to all PRT Project Solutions and Strategic Consulting personnel, wherever located, through the Company's integrated computer network. The PAL software development framework enables the Company to deliver consistent, predictable, reliable, high-quality solutions to its clients on a flexible, cost-effective basis.

   Emphasize Recruitment and Training of IT Professionals. PRT maintains active recruiting operations in Canada, the Caribbean, India, Ireland, Sri Lanka, the United Kingdom and the United States. PRT continuously searches for new sources of experienced professionals and qualified graduates of educational institutions around the world. Many of PRT's non-U.S. employees seek opportunities that provide competitive compensation, career growth potential, intellectual challenge and diverse work locations. All newly graduated PRT SDC employees are trained on the PAL software development framework through a 12 week training program. In addition, all employees undergo continuous training as new technologies emerge and as the PAL software development framework is enhanced. As PRT replicates the SDC model in new locations, additional opportunities for geographic relocation and career advancement for PRT employees will arise. The Company believes this provides a competitive advantage in attracting and retaining IT professionals.


PRT GROWTH STRATEGIES

   PRT has established four primary growth strategies in order to expand revenues and enhance profitability. These growth strategies include: (i) expanding client relationships, (ii) building and expanding Software Development Centers, (iii) capitalizing on investments in infrastructure and personnel and (iv) continuing to pursue strategic acquisitions.

   Expand Client Relationships. PRT will continue to emphasize its strategy of building long-term, broad relationships with its clients. PRT is integrally involved in the IT budgeting and planning process with many of its clients, reflecting the depth of the Company's relationships. In the past year, PRT has increased its average revenue per client by cross-selling solutions and services to its existing client base. In the first nine months of 1997, approximately 90% of the Company's revenues was generated from clients that have been PRT clients for more than two years. The Company will continue to use its account management teams to identify client needs and will create new capabilities to meet these needs internally or through strategic acquisitions.

   Build and Expand Software Development Centers. On September 30, 1997, PRT employed and subcontracted with 665 IT professionals, approximately 50% of whom were employed at SDCs. PRT has unutilized space to house approximately 300 additional IT professionals within its current SDC facilities. New locations and expansion of current facilities are being considered on an on-going basis as capacity, client, and geographic demands require. PRT has developed an SDC prototype which should allow future sites to be opened cost effectively on a shorter time frame than in the past. This replicable prototype also entails the movement of select groups of management and technical personnel to new sites to ensure the smooth implementation of, and adherence to, the Company's PAL software development framework and work culture. PRT currently anticipates opening a SDC in Chennai, India in 1998. PRT is currently assessing additional sites in India, and new sites in Europe, Asia and South America.


   Capitalize on Investments in Infrastructure and Personnel. Since 1995, the Company has made significant investments in infrastructure to allow engagements to be performed offsite with seamless integration of PRT systems and client systems, while sensitive databases, programs, development and support activities remain at the client's site. The primary purpose for building and maintaining an international network and application architecture is to enable PRT's employees and clients to work productively without regard to the limitations presented by location, technical platform or time zone. The Company believes it has also put a senior management team in place that can leverage these infrastructure investments and continued to effectively manage growth.

   Continue to Pursue Strategic Acquisitions. As part of the Company's expansion strategy PRT completed the acquisition of CMR in July 1997. CMR provided the Company with additional Fortune 500-sized clients and additional IT professionals in the northeastern United States. The Company will continue to examine the possibility of acquiring complementary organizations. PRT's target acquisition candidates generally consist of firms that provide attractive service distribution outlets (by location or client) and/or mature service capabilities in the form of IT products, practices or personnel.

PRT SERVICES OFFERED

 Overview

   PRT's understanding of the IT marketplace has resulted in its development of capabilities in three primary categories: (i) Strategic Consulting, (ii) Project Solutions and (iii) Staff Augmentation. The Company views its long-term success as dependent upon its ability to maintain and expand its relationships with its existing clients and attract new clients. PRT transfers strategic knowledge to clients while building long-term relationships through its service offerings, causing many clients to view PRT as an extension of their in-house IT organizations.

 Strategic Consulting

   PRT works with its clients to develop a technical vision and IT services strategy that helps its clients achieve corporate objectives and enhance competitiveness. Because PRT is not limited to any particular product platform, technology or vendor, the Company brings valued objectivity to its clients when advising on technology assessment and selection.

   PRT's Strategic Consulting practice includes services such as: (i) management consulting, (ii) strategic IT planning, (iii) emerging technology research and knowledge transfer and (iv) "Quality Journey" strategy and implementation services which assist clients in developing a quality management function, a software development life cycle and a continuous improvement work culture. Before an IT decision is made, PRT reviews alternative courses of action and works with the client's management to select the best approach and technologies, outlining milestones and other elements required to implement viable and effective solutions in a coordinated, efficient, cost effective manner. PRT's consultants also transfer expertise, practical experience and technological know-how directly to its clients. New technologies on which PRT is focusing include: (i) data mining, (ii) data visualization, (iii) data warehousing, (iv) emerging client/server technologies, (v) intelligent agents, (vi) Internet/intranet technologies, (vii) object-oriented technologies and (viii) usability engineering.


   An example of the Company's Strategic Consulting practice involved the establishment of a quality management function within a client's in-house IT department. The client had worked with PRT's Barbados SDC and was interested in the Company's PAL framework, quality management organization structure and team-based work culture. The client engaged PRT to analyze the client's software development life-cycle and the processes utilized within the client's applications development organization. When the analysis was complete and inefficiencies were discovered, the client asked PRT to implement a "Quality Journey" strategy. This strategy implementation included modifying PRT's PAL software development framework to fit the client's environment and goals, as well as restructuring and training staff within this client's newly created Software Engineering Process Group ("SEPG") and Software Quality Assurance Group ("SQA"). The SEPG continuously refines the client's software development processes while the SQA implements the PAL processes by training and assisting client development teams on quality solution delivery. Finally, PRT provided experts in each of the new functions to guide the client's teams and perform selected quality functions as the team learned to become self sufficient. This project has differentiated PRT from other competitors and has led to a number of additional assignments from this client involving the SDCs, Year 2000 solutions and Staff Augmentation.


 Project Solutions


   PRT's Project Solutions service involves the analysis, design, implementation, testing and management of highly complex, large scale software development projects. These projects include application development, software and hardware platform migration, database design, user interface design, maintenance outsourcing and mass change renovation and testing. Such projects are performed using strict software engineering and project management practices. Projects are developed under the PAL software development framework onsite at a client's location or at one of PRT's SDCs located onshore (Connecticut), near-shore (Barbados) or offshore (India, planned for 1998).

   After understanding a client's project and business goals, the Company begins by performing a project risk analysis and prepares an appropriate plan to accomplish the desired objectives. PRT applies its PAL software development framework throughout the full project life cycle from the planning phase through design, coding, testing, quality assurance and implementation, regardless of when PRT enters the cycle. Finally, PRT offers support and maintenance of completed projects on an ongoing basis.

   One example of a Project Solutions service that PRT has addressed is the Year 2000 compliance issue. PRT assembled a team to develop an integrated solution for a client's mainframe system and determined the process necessary to resolve the problem. The solution involved using third-party software tools coupled with a PRT developed framework for assessment, renovation and testing objectives which became the Company's QA2000 methodology. Subsequently, the Company modified the QA2000 mainframe methodology to address client/server system issues. To ensure the solution's effectiveness, PRT replicated the hardware, software and networking environment of the client's trading floor at PRT's Barbados SDC to develop appropriate testing solutions. This project exemplifies the cross-selling and follow-on business opportunities that PRT has experienced.


 Staff Augmentation

   Due to the shortage of trained IT professionals, PRT's clients often lack the in-house personnel or skills necessary to accomplish IT objectives. PRT provides flexible Staff Augmentation services to fill short-and long-term or specialized technology skill set needs, generally providing qualified candidates within 48 to 72 hours of notification. For most of the Company's clients, PRT assigns an account management team comprised of a senior account manager, an account associate and a recruiting coordinator to provide responsive and timely service. In addition, in order to ensure consistency, quality and cost effectiveness, many organizations are limiting the number of outside IT consulting firms they work with to certain preferred vendors. PRT serves as a preferred vendor to numerous clients including Chase Manhattan Bank, N.A., J.P. Morgan & Co. Inc., Philip Morris Companies Inc. and The Prudential Insurance Company of America.

   An example of a development of a preferred vendor relationship involved a client which had over 600 IT consulting firms to provide IT personnel. The client realized that having such a large number of IT providers created logistical, cost and quality control issues, and decided to reduce the number of outside IT consulting firms to a small preferred group of 17. Because PRT was chosen as one of the preferred vendors, PRT experienced a three-fold increase in the number of IT professionals placed at the client. The Company has been able to leverage its preferred vendor relationship to provide higher margin SDC solutions and Strategic Consulting assignments to this Staff Augmentation client.


SOFTWARE DEVELOPMENT CENTERS


   SDCs are the key sites where PRT project solutions are designed, engineered, constructed, tested and supported in accordance with the Company's PAL software development framework. Each SDC has a number of project teams dedicated to clients and separate quality assurance groups to ensure high-quality, cost-effective solutions. The SDCs have common infrastructure, organizational units and human resource practices that allow projects and personnel to be shifted among the SDCs to maximize utilization rates while meeting client requirements.

   As a response to client demands, PRT has opened two SDCs, and a third is planned to be opened in 1998. In 1994, PRT determined that opening an SDC near-shore in Barbados, West Indies met all of its requirements, including:
(i) access to trained IT professionals from around the world with no governmental limitations on work visas, (ii) a favorable wage structure,
(iii) a low tax rate, (iv) a stable political and economic system with a currency fixed to the U.S. dollar, (v) a modern communications infrastructure, (vi) an English-speaking population, (vii) a convenient location with direct flight access from major United States and European cities (in the same time zone as many PRT clients) and (viii) an exceptional educational system.


   A second SDC was opened in the Hartford, Connecticut area in 1997 in response to increasing client demands for mainframe programming skills and Year 2000 services. The Hartford area affords the SDC access to a community of mainframe programmers and insurance industry expertise catering to the needs of the large corporations clustered in the northeast United States.

   The Company anticipates opening an SDC in Chennai, India in 1998 to provide services to PRT's European and Far Eastern clients. In addition, this SDC will act as an emerging technology research and development unit for the Company and will build proprietary software development tools and object code for use by all PRT professionals. The Indian SDC will also function as an additional recruitment and training center.

RECRUITING AND TRAINING

   PRT employs 26 recruitment personnel, including 14 in the United States, 7 in India, 3 in Barbados and an additional 2 devoted to other international recruiting. PRT makes use of a proprietary database to aid in recruiting high-quality personnel to meet both Project Solutions and Staff Augmentation needs in terms of skill set and geographic proximity. The Company selects staff based on appropriate technical skill levels and an assessment of work style compatibility with PRT and client management and staff.

   The Human Resources Department recruits IT professionals globally through traditional advertisements, the Internet, job fairs, networking through seminars, user group meetings, expositions and other forums where technical discussions and/or exhibitions take place. The group utilizes eight different subcontractor firms and four finders to provide it with additional IT professionals when necessary. Additionally, the Company has a referral program providing rewards to PRT's internal staff for locating IT professionals.

   PRT evaluates and qualifies candidates prior to placing them with clients through an automated technical assessment system. PRT also recognizes the need to certify its IT professionals in various areas and sponsors certification as needed. The Company uses its Barbados SDC to develop and test procedures for assessing and hiring new technical personnel and is also working with the University of the West Indies to improve its curriculum to ensure that PRT has qualified local talent to hire.

   PRT currently has employment agreements with all of its IT professionals that are employees as well as with all of the firms it uses to subcontract non-employee IT professionals. Each of the employment agreements contains covenants that the employee or subcontractor will not compete with the Company at the accounts to which the employee or subcontractor was introduced for a period of 12 months after termination of employment or subcontractor arrangement with PRT. The employment agreements also contain provisions as to the ownership by the Company of work product and confidentiality covenants which apply during and after employment with the Company.


SALES AND MARKETING


   The Company focuses its marketing efforts on large businesses, primarily Fortune 500-sized companies, with significant IT budgets and recurring software development needs. PRT's clients include companies primarily in the financial services, consumer products, communications and healthcare industries. The Company's five largest clients in the first nine months of 1997, in alphabetical order, were Chase Manhattan Bank, N.A., J.P. Morgan & Co. Inc., Mitsubishi International Corp., Philip Morris Companies Inc, and Prudential Insurance Company of America.


   PRT gathers market research by communicating with employees, clients and consultants and by monitoring business and industry sources. Such resources also serve as a prospecting and networking mechanism for locating key decision makers, securing quality referrals and introductions for PRT's account team and assessing the competitive circumstances and barriers to entry at prospective or established clients.

   PRT generally employs a top-down approach to account penetration and development. The Company endeavors to establish contacts with Chief Executive Officers, Chief Information Officers and other senior management through professional contacts of PRT's senior management, referrals by the Company's Board of Directors and existing clients, and through client contacts who move to new employers. The Company has sales and account management locations in Connecticut, Illinois, New Jersey, New York and Virginia, and employs 20 sales and marketing personnel. Salespeople are compensated on a salary plus commission basis.

CLIENTS

   The Company serves clients in diverse industries which helps to mitigate cyclical effects in any one industry or market. The Company derives an additional level of diversification by working with many different operating divisions within a given client. As of September 1, 1997, the Company provided services to approximately 50 clients in a range of industries including, among others, financial services, consumer products, telecommunications and healthcare. The following is a representative list of the Company's clients and the year of first engagement:

AT&T Corp. (1993)                           J.P. Morgan & Co. Inc. (1992)
Boehringer Ingelheim (1993)                 Merrill Lynch & Co. Inc. (1993)
Chase Manhattan Bank, N.A. (1990)           Mitsubishi International Corp. (1991)
Chesebrough-Pond's, Inc. (1992)             Philip Morris Companies Inc. (1993)
Credit Lyonnais (1991)                      The Prudential Insurance Company
Credit Suisse (1994)                         of America (1996)
Industrial Bank of Japan, Ltd. (1991)       Sanwa Bank, Ltd. (1990)
IBM Global Services (1994)                  Timex Products, Inc. (1993)
ITT Hartford Life and Annuity Insurance
 Company (1992)                             Wheat First Butcher Singer (1995)

   The Company has historically derived, and expects in the future to derive, a significant percentage of its revenues from a relatively small number of clients. In 1996, approximately 72% of the Company's revenue was derived from its five largest clients by dollar volume, with one client accounting for approximately 28%; during the first nine months of 1997, approximately 73% of the Company's revenue was derived from its five largest clients, with one client accounting for approximately 24% of revenues. However, this large client is comprised of six subsidiaries or divisions with which PRT does business, none of which comprises more than approximately 14% of PRT's revenues, and PRT considers each subsidiary to be a separate client because the individual subsidiaries and divisions make their own purchasing decisions. As of July 1, 1997, the Company acquired CMR. If CMR had been acquired on January 1, 1997, on a pro-forma basis during the first nine months of 1997, approximately 67% of the Company's revenues would have been derived from its largest five clients and approximately 22% would have been derived from the Company's largest customer.

   For the year ended December 31, 1996, Chase Manhattan Bank, N.A., J.P. Morgan & Co. Inc. and Philip Morris Companies Inc., and for the nine month period ended September 30, 1997, Chase Manhattan Bank, N.A., J.P. Morgan & Co. Inc., Philip Morris Companies Inc. and The Prudential Insurance Company of America each accounted for over 10% of PRT's revenues.


COMPETITION

   The IT services industry is highly competitive and served by numerous international, national, regional and local firms, all of which are either existing or potential competitors of the Company. Primary competitors of PRT include "Big Six" accounting firms, software consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms as well as internal IT staff of PRT's clients. The Company believes that the principal competitive factors in the IT services industry include the range of services offered, cost, technical expertise, responsiveness to client needs, speed in delivering IT solutions, quality of service and perceived value. Based on the Company's experience in competitive situations, the Company believes that it competes favorably with respect to these factors.

INTELLECTUAL PROPERTY RIGHTS


   The Company believes that its success and ability to compete is dependent upon its proprietary systems and technology. The Company relies on a combination of copyright, trademark and trade secret laws as well as confidentiality agreements with its employees, subcontractors, key suppliers and customers and other measures to establish and protect its technology and other proprietary rights. The Company does not have any patents. The Company has copyright protection with respect to certain of its proprietary software, its Web site and certain marketing materials. In addition, the laws of some foreign countries may not permit the protection of the Company's proprietary rights to the same extent as the laws of the United States. While the Company relies on trademark, trade secret and copyright laws to protect its proprietary rights, the Company believes that the technical and creative skills of its personnel, high-quality service standards, continued development of its proprietary systems and technology, and brand name recognition are more important to establish and maintain a leadership position and strengthen its brand.


   As part of its confidentiality procedures, the Company generally enters into agreements with its employees, subcontractors and certain clients which limit access to and distribution of its software, documentation and other proprietary information. There can be no assurance that steps taken by the Company will be adequate to prevent misappropriation of its technology, that agreements entered into for that purpose will be enforceable or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. Policing unauthorized use of the Company's proprietary rights is difficult. Any misappropriation of the Company's technology or development of competitive technologies could have a material adverse effect on the Company's business, results of operations or financial condition. The Company could incur substantial costs and management's attention could be diverted from the Company's operations in protecting and enforcing its intellectual property. Moreover, there can be no assurance that claims asserting that its intellectual property rights infringe on the intellectual property rights of others will not arise. There can be no assurance that such a claim will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringing intellectual property from a third party on commercially reasonable terms if at all in the event of an adverse determination. The Company typically has agreed to indemnify its customers and key suppliers for liability in connection with the infringement of a third party's intellectual property. While the Company is not currently subject to any such claims, any future claim, with or without merit, could result in material adverse effect on the Company's business, results of operations or financial condition.

FACILITIES

   The Company leases all of its facilities, consisting of over 108,000 square feet of space in nine locations. PRT currently operates in four types of facilities: (i) SDCs, (ii) sales and account management offices, (iii) training and recruiting centers and (iv) administration and operations offices in New York, New York and Hawthorne, New York. PRT has sales and account management offices located in Connecticut, Illinois, New Jersey, New York and Virginia. Currently, the Company operates two SDCs, located in Barbados, West Indies and in the Hartford, Connecticut area. PRT plans to open its third SDC in Chennai, India during 1998. The Company currently operates a recruiting and training center in Mumbai, India.

LEGAL PROCEEDINGS

   The Company is involved in litigation from time to time in the ordinary course of its business. In the opinion of management, no material legal proceedings are pending to which the Company, or any of its property, is subject.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

   The following table sets forth the Company's executive officers and the Board of Directors of PRT Group Inc. and their ages as of Sepember 1, 1997 (collectively, the "Management").


 NAME                      AGE                POSITION WITH THE COMPANY
------------------------  ----- ---------------------------------------------------
Douglas K. Mellinger        33  Chairman, President and Chief Executive Officer
Srinivasan Viswanathan      47  President, PRT Barbados
Gregory S. Mellinger (1)    30  Chief Operating Officer, Secretary and Director
Lowell W. Robinson          48  Executive Vice President, Finance and
                                Administration and Chief Financial Officer
Richard L. Koppel           47  Executive Vice President, Project Solutions
Greg D. Adams               36  Senior Vice President, Finance and Administration
Leonard P. Ciriello         34  Senior Vice President and General Counsel
Stephen E. Michaelson       50  Senior Vice President, Marketing
Esther Dyson                45  Director
Michael Enthoven            46  Director
Robert P. Forlenza (1)      41  Director
Craig D. Goldman (2)        53  Director
Jack L. Rivkin (2)          57  Director
Isaac Shapiro (1)           66  Director
Irwin J. Sitkin (2)         67  Director


------------
(1)     Member of Audit Committee

(2)     Member of Compensation Committee


   Douglas K. Mellinger has been Chairman and Chief Executive Officer of PRT since 1989 and President of PRT since September 1997. Mr. Mellinger founded PRT Corp. of America, PRT's predecessor company, in August of 1989. Prior to starting PRT, Mr. Mellinger was the National and International Director of the Association of Collegiate Entrepreneurs. Mr. Mellinger is currently the International President of the Young Entrepreneurs' Organization and serves on the International Board of the Young Presidents' Organization. Mr. Mellinger graduated from Syracuse University in 1988 with a B.S. in Entrepreneurial Science.


   Srinivasan Viswanathan has been President of PRT Barbados since October 1995. Mr. Viswanathan is responsible for all of PRT's SDCs. From January 1986 to October 1995, Mr. Viswanathan held various positions at Citicorp Overseas Software Limited, most recently as Chief Executive Officer. Mr. Viswanathan spent over seven years from April 1979 to January 1986 working with Tata Consulting Services in Mumbai, India. Mr. Viswanathan graduated from the Indian Institute of Management in Ahmedabad in 1977 with an M.B.A. and graduated from the Indian Institute of Technology in Madras in 1972 with a Bachelor of Technology in Electrical Engineering.


   Gregory S. Mellinger has been Chief Operating Officer of PRT since August 1992, responsible for day-to-day planning, operations, resources development and sales and account management functions, and has been a Director of PRT since 1995. Prior to working with PRT, Mr. Mellinger was a Combat Arms Officer in the United States Army. Mr. Mellinger graduated from the United States Military Academy at West Point in 1989 with a B.A. in History.

   Lowell W. Robinson has been Executive Vice President, Finance and Administration and Chief Financial Officer of PRT since October 1997. Prior to joining PRT, Mr. Robinson was Executive Vice President and Chief Financial Officer at ADVO, Inc. since 1994. From 1991 to 1993, he was Vice President and Chief Financial Officer for The Traveler's Managed Care and Employee Benefits Operations.

Mr. Robinson spent five years at Citicorp where he was Chief Financial Officer for Citicorp's Global Insurance and Capital Investments Divisions from 1988 to 1991. From 1986 to 1988, Mr. Robinson was Controller for Citicorp's Consumer Services Group -- International. Prior to joining Citicorp, Mr. Robinson was Director of Finance and Operations from 1983 to 1986 for Uncle Ben's Inc., the domestic and international rice subsidiary of Mars, Inc. During 1973 to 1983, Mr. Robinson held senior financial positions at General Foods. Mr. Robinson graduated from the Harvard University Graduate School of Business Administration in 1973 with an M.B.A. and the University of Wisconsin in 1971 with a B.A. in Economics.


   Richard L. Koppel has been Executive Vice President, Project Solutions of PRT since March 1997 and is responsible for non-SDC projects and all Year 2000 solutions. Prior to joining PRT, Mr. Koppel was Chief Information Officer and a Management Group Member (Partner) at McKinsey & Company from 1995 to 1997. Mr. Koppel was a Partner at Coopers & Lybrand from 1991 to 1995, having served as National Quality Assurance Partner, and as Managing Partner, Technology, during this time. Mr. Koppel graduated from the University of California, Berkeley in 1974 with a B.S. in Industrial Engineering and Operations Research.


   Greg D. Adams has been the Senior Vice President, Finance and Administration since October 1997. Mr. Adams was the Chief Financial Officer of PRT from May 1996 to October 1997. Prior to joining PRT, Mr. Adams was the Chief Financial Officer of the Blenheim Group Inc., a publicly held information technology exposition and conference management company from June 1994 to May 1996. Mr. Adams worked at KPMG Peat Marwick as a Senior Manager from August 1983 to May 1994 in New York and Australia in the areas of audit and business advisory services. Mr. Adams graduated from the College of William & Mary in 1983 with a B.B.A. in Accounting. He is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

   Leonard P. Ciriello has been Senior Vice President and General Counsel of PRT since October 1997. Prior to joining PRT, Mr. Ciriello was an associate in the New York office of Skadden, Arps, Slate, Meagher & Flom LLP where he was involved in the corporate practice, primarily in the mergers and acquisitions and corporate finance areas. Mr. Ciriello graduated from Suffolk University Law School in 1994 with a J.D., from Suffolk University Graduate School of Business in 1990 with an M.B.A. and from Saint Anselm College in 1984 with an A.B. in Political Science.


   Stephen E. Michaelson has been the Senior Vice President of Marketing of PRT since July 1997. Prior to joining PRT, Mr. Michaelson was the Chief Executive Officer of USA Finance, Inc., a publicly held specialty finance company, from May 1996 to June 1997. Mr. Michaelson was President of CMR from October 1992 to April 1996 and was Vice President of CMR from June 1981 to October 1992. Mr. Michaelson graduated from Clarion University in 1967 with a B.S. in Mathematics.


   Esther Dyson has been a Director of PRT since September 1997. Ms. Dyson has been President and owner of EDventure Holdings Inc., a company focused on worldwide information technology, since 1983. Ms. Dyson is the publisher of Release 1.0, a technology industry publication, and is the author of the book "Release 2.0: A Design for Living in the Digital Age." Ms. Dyson is a director of several publicly held IT companies in the United States and Europe, including Thinking Tools, Inc. Ms. Dyson graduated from Harvard University in 1972 with an A.B. in Economics.

   Michael Enthoven has been a Director of PRT since July 1997. Since May 1997, he has served as the Chairman of J.P. Morgan's Plan Sponsor Group and as J.P. Morgan's Head of Global Technology and Operations from November 1992 to May 1997 and as Chairman of J.P. Morgan's Operating Risk Committee from July 1995 to May 1997. From June 1991 to November 1992, he served as the co-head of J.P. Morgan's Global Markets Group. Mr. Enthoven graduated from Leyden University in The Netherlands in 1974 with a degree in Law.


   Robert P. Forlenza has been a Director of PRT since September 1997. Since 1995, Mr. Forlenza has also served as Vice President of Tudor Investment Corporation and Managing Director of the Tudor Private Equity Group. Prior to joining Tudor, Mr. Forlenza was a Vice President at Carlisle Capital Corporation from 1989 to 1994. Mr. Forlenza graduated from Harvard University Graduate School of Business Administration in 1982 with an M.B.A. and from Washington and Lee University in 1978 with a B.S. in Business Administration and Accounting.

   Craig D. Goldman has been a Director of PRT since October 1996. He is also President and Chief Executive Officer of Cyber Consulting Services Corporation ("Cyber"). Before starting Cyber, Mr. Goldman worked from 1985 to 1996 at Chase Manhattan Bank, N.A. where he was named Chief Information Officer in 1991. Mr. Goldman also held senior technology and operations positions supporting Chase's corporate finance, institutional leasing, real estate and securities businesses. From 1983 to 1985, Mr. Goldman was Senior Vice President of Data Systems and Communications at the American Plan Insurance holding company. Mr. Goldman is a member of the technology advisory boards of Lotus Development Corp., Compaq Computer Corporation and Intel Corporation.


   Jack L. Rivkin has been a Director of PRT since November 1996 and has been a Senior Vice President of the Investment Group of Travelers Group Inc. ("Travelers"), since October 1995. He is also a director and member of the Investment Committee of Greenwich Street Capital Partners Inc., an affiliate of Travelers which manages private investment funds engaged in merchant banking-type activities. He was Vice Chairman and Director of Global Research at Smith Barney from March 1993 to October 1995. Prior to joining Travelers in 1993, Mr. Rivkin was Director of the Equities Division and Director of Research of Lehman Brothers from 1987 to 1992. From 1984 to 1987, Mr. Rivkin was President of PaineWebber Capital, Inc., the merchant banking arm of PaineWebber Group, and Chairman of Mitchell Hutchins Asset Management. He is a director of a number of private venture companies in which Travelers has an investment. He is also a director of HumaScan Inc., a medical device company. Mr. Rivkin graduated with distinction from the Harvard University Graduate School of Business Administration in 1968 with an M.B.A. and the Colorado School of Mines in 1962 with a degree in Metallurgical Engineering.

   Isaac Shapiro has been a Director of PRT since July 1991 and is a member of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Shapiro has been with Skadden, Arps since April 1986. Mr. Shapiro is also a director of The Bank of Tokyo--Mitsubishi Trust Company. Mr. Shapiro graduated from Columbia University School of Law in 1956 with an LL.B. and Columbia College in 1954 with an A.B.


   Irwin J. Sitkin has been a Director of PRT since July 1990 and served as Vice President of Corporate Administration of Aetna Life and Casualty from 1954 to 1989 when he retired. Since retiring, Mr. Sitkin has acted as a consultant to, among others, Memorex Telex Corporation, AMDAHL Corporation, Digital Equipment Corporation, Unitech Systems, Inc. and Northern Telecom Inc. Mr. Sitkin graduated from Cornell University in 1952 with a B.S. in Economics.


   All directors of the Company currently hold office until the next annual meeting of the Company's stockholders or until their successors are elected and qualified. Immediately prior to completion of this Offering, the Company's Board of Directors will be divided into three classes serving staggered three-year terms. See "Risk Factors--Certain Anti-Takeover Effects." At each annual meeting of the Company's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. See "Description of Capital Stock--Certain Certificate and By-Law Provisions."

   Except for Douglas K. Mellinger and Gregory S. Mellinger, who are brothers, there are no family relationships among any of the directors and executive officers of the Company.


BOARD COMMITTEES

   The Compensation Committee is responsible for the administration of all salary, bonus and incentive compensation plans for the officers and key employees of the Company. The Compensation Committee also administers the Company's Amended and Restated 1996 Stock Option Plan (the "Stock Option Plan"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated herein by reference. As of the date hereof, there were 4,302,000 shares of Common Stock reserved for issuance under the Stock Option Plan. The members of the Compensation Committee are Craig D. Goldman, Jack L. Rivkin and Irwin J. Sitkin, all of whom are independent directors.

   The Audit Committee is responsible for reviewing with PRT's management the financial controls and accounting, audit and reporting activities of the Company. The Audit Committee reviews the qualifications of the Company's independent auditors, makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the scope, fees and results of any audit and reviews non-audit services provided by the independent auditors. The members of the Audit Committee are Robert P. Forlenza, Gregory S. Mellinger and Isaac Shapiro. Mr. Forlenza and Mr. Shapiro are independent directors.

EXECUTIVE COMPENSATION

 Summary of Compensation

   The following Summary Compensation Table sets forth information concerning compensation earned in the fiscal year ended December 31, 1996, by the Company's Chief Executive Officer and the remaining most highly compensated executive officers (the "Named Executive Officers") as of the end of the last fiscal year.

                          SUMMARY COMPENSATION TABLE

                                             ANNUAL COMPENSATION
                                    -------------------------------------
                                                               OTHER        NUMBER OF
                                                               ANNUAL      SECURITIES     ALL OTHER
                                                            COMPENSATION   UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR   SALARY ($) BONUS ($)       ($)        OPTIONS (#)      ($)(2)
---------------------------  ------ ----------  --------- --------------  ------------ --------------
Douglas K. Mellinger .......  1996    168,000     10,000        7,785(1)     18,750         1,520
 Chief Executive Officer
Gregory S. Mellinger .......  1996    129,000     10,000        5,795(1)     18,750         1,520
 Chief Operating Officer
Srinivasan Viswanathan  ....  1996    129,000     10,000       34,800(3)     20,000            --
 President, PRT Barbados

------------
(1)    The amount includes the personal use of an automobile provided by PRT.

(2) Represents employer matching contributions to the 401(k) Savings Retirement Plan.

(3) The amount shown in this column includes the value of the use of a furnished home and the personal use of an automobile, each provided by PRT.

 Option Grants in Last Fiscal Year

   The following table sets forth information concerning the grant of stock options to each of the Named Executive Officers during the last fiscal year.

                      OPTION GRANTS IN LAST FISCAL YEAR


                                                                                              POTENTIAL
                                                                                           REALIZABLE VALUE
                                                                                          AT ASSUMED ANNUAL
                                                                                                RATES
                                                                                            OF STOCK PRICE
                                                                                             APPRECIATION
                                    INDIVIDUAL GRANTS                                      FOR OPTION TERM
---------------------------------------------------------------------------------------- -------------------
                              NUMBER OF
                             SECURITIES        % OF TOTAL
                             UNDERLYING      OPTIONS GRANTED  EXERCISE OR
                           OPTIONS/GRANTED   TO EMPLOYEES IN   BASE PRICE    EXPIRATION
          NAME                 (#)(1)          FISCAL YEAR       ($/SH)         DATE      5% ($)    10% ($)
-----------------------  ------------------ ---------------  ------------- ------------  -------- ---------
Douglas K. Mellinger  ..       18,750              4.2            4.38          2006      51,563    130,875
Gregory S. Mellinger  ..       18,750              4.2            4.38          2006      51,563    130,875
Srinivasan Viswanathan         20,000              4.5            4.38          2006      55,000    139,600


------------
(1) All the options vest in cumulative installments at the rate of 33 1/3% as of the first anniversary of the date of grant, 33 1/3% as of the second anniversary of the date of grant and 33 1/3% as of the third anniversary of the date of grant.

 Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table sets forth information concerning the exercise of stock options during the last fiscal year by each of the Named Executive Officers and year-end values of unexercised options.

                                                         NUMBER OF SHARES
                           NUMBER OF                  UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                             SHARES        VALUE      OPTIONS AT FISCAL YEAR     IN-THE-MONEY OPTIONS
                          ACQUIRED ON   REALIZED(1)          END (#)            AT FISCAL YEAR-END ($)
NAME                      EXERCISE (#)      ($)     EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
-----------------------  ------------- -----------  ------------------------- -------------------------
Douglas K. Mellinger  ..       0             0               0/18,750                   0/$23,438
Gregory S. Mellinger  ..       0             0               0/18,750                   0/$23,438
Srinivasan Viswanathan         0             0               0/20,000                   0/$25,000

------------
(1) Based on the difference between the exercise price of the options and the fair market value of the Common Stock on December 31, 1996.

 Director Compensation

   Directors are not entitled to fees for serving on the Board of Directors or committees thereof. All directors, however, are reimbursed for travel expenses incurred in connection with attending board and committee meetings. In addition, under the terms of the Stock Option Plan, directors who are not executive officers of the Company are automatically granted annually options to purchase up to 3,000 shares of Common Stock. Directors Robert Forlenza, Michael Enthoven and Jack Rivkin have waived their right to such option grants.

 Employment Contracts, Termination of Employment and Change-in-Control Arrangements

   PRT has entered into employment agreements with each of Douglas K. Mellinger and Gregory S. Mellinger, and PRT Barbados has entered into an employment agreement with Srinivasan Viswanathan (each employment agreement is referred to as an "Employment Agreement," and all three employment agreements are collectively referred to as the "Employment Agreements." Messrs. Douglas K. Mellinger, Gregory S. Mellinger and Viswanathan are referred to individually as an "Executive" and collectively as the "Executives"). The Employment Agreements are each for a four-year term commencing on October 1, 1996 for Messrs. Douglas Mellinger and Gregory Mellinger, and April 1, 1996 for Mr. Viswanathan, and are automatically renewed for successive one-year periods unless advance notice of termination is given by either party.

   Under their respective Employment Agreements, Mr. Douglas K. Mellinger will serve as Chief Executive Officer, earning a base salary of $192,000; Mr. Gregory S. Mellinger will serve as Chief Operating Officer, earning a base salary of $156,000; and Mr. Viswanathan will serve as President of PRT Barbados, earning a base salary of $129,000 (Mr. Viswanathan's Employment Agreement provides for a salary of $100,000 on an after-tax basis), in each case with future raises and other compensation to be determined by the Board of Director's Compensation Committee.

   Under the terms of the Employment Agreements, the Executives will participate in a performance-based incentive compensation program developed by the Board of Directors Compensation Committee, with performance goals based on, among other factors, the financial growth of PRT (PRT Barbados, with respect to Mr. Viswanathan), and on a basis no less favorable than the program provides for other executives. The Executives will also be eligible to receive stock options pursuant to compensation programs, and will be entitled to the use of an automobile and reimbursement for business expenses. The Employment Agreements also provide for the Executives' participation in the Company's employee benefit plans and arrangements that are generally offered to other employees.

   In addition, pursuant to Mr. Viswanathan's Employment Agreement, PRT Barbados will make available to him a furnished home, will pay certain costs relating to the maintenance and upkeep of his home, and will provide him with a food allowance.

   If an Executive's employment is terminated, other than for Cause (as defined in the Employment Agreements) within 42 months of the effective date of the Employment Agreements, the Executive will be entitled to receive continuation of base salary for the shorter of two years and the remainder of the term. If such termination occurs at any time after the 42nd month of the term, the Executive will be entitled to receive continuation of base salary for the shorter of six months and the remainder of the term. In either event, all benefits that are tied to vesting will vest upon termination of employment without Cause. If the Executive's employment is terminated by reason of disability during the term, he will continue to receive base salary for one year.

STOCK OPTION PLAN


   The Stock Option Plan is designed to align the interests of directors, officers, other employees and consultants with the interest of the stockholders, to attract motivate and retain executive personnel and key employees and to reward their performance. Under the Stock Option Plan, 4,302,000 shares of Common Stock have been reserved for the grant of nonqualified stock options, incentive stock options and automatic grants of nonqualified stock options to non-employee directors, in each case subject to equitable adjustment in the event of extraordinary transactions or other events or circumstances affecting the Common Stock.

                             CERTAIN TRANSACTIONS

CERTAIN FINANCING TRANSACTIONS


   Pursuant to a preferred stock purchase agreement (the "Preferred Stock Purchase Agreement") dated November 21, 1996, the Company completed a private placement of 275,961 shares of its Convertible Preferred Stock for $65.62 per share or $18.1 million in the aggregate. Immediately prior to the consummation of this Offering, all of the shares of Convertible Preferred Stock will be converted into 2,759,610 shares of Common Stock. The Company will pay in cash to the holders of the Convertible Preferred Stock 4% cumulative dividends accrued through the date of this Offering, or $623,000 in the aggregate as of September 30, 1997. Former holders of the Convertible Preferred Stock have certain piggy-back and demand contractual rights to require the Company to file up to two registration statements with respect to the 2,759,610 shares of Common Stock which they receive upon conversion of their shares of Convertible Preferred Stock; the Company shall pay all fees and expenses (other than underwriting discounts) incurred in connection with such registration statements. Approximately 28% of the shares of the Convertible Preferred Stock were purchased by the Travelers Insurance Company, an affiliate of Smith Barney Inc., one of the Underwriters.


   Pursuant to a common stock and warrant purchase agreement (the "Unit Purchase Agreement") dated November 21, 1996, the Company and a stockholder of the Company who is not currently an employee or director of the Company completed a private placement of 48,631 units (the "Units"), each comprised of one share of Common Stock and one warrant convertible into shares of Common Stock under certain circumstances (which circumstances have not occurred and will not occur) (the "Unit Warrants"), for $65.62 per Unit or an aggregate of $3.2 million. The Company received $292,000 of such amount for the Unit Warrants. All of the 486,310 split-adjusted shares of Common Stock comprising the Units were sold by a stockholder of the Company and the Company received none of the proceeds thereof. Immediately prior to the consummation of this Offering, all of the Unit Warrants will expire and will not be converted into any shares of PRT Common Stock or other securities. The Company will pay to the holder of the Units cumulative distributions (equivalent per Unit to the dividends accrued per share of Convertible Preferred Stock), in accordance with the terms of the Unit Warrants, accrued through the date of this Offering, totaling $110,000 in the aggregate as of September 30, 1997. Holders of the Units have certain piggy-back and demand contractual rights to require the Company to file up to two registration statements with respect to the 486,310 shares of Common Stock comprising such Units.


   The Company has entered into agreements with J.P. Morgan & Co. Inc. ("J.P. Morgan") with respect to PRT and PRT Barbados. PRT is considered a preferred vendor for software consulting engagements with J.P. Morgan in the United States. PRT Barbados has been working with J.P. Morgan for nearly three years as a core client to ensure that the design of the Company's Barbados SDC and operational practices are in compliance with J.P. Morgan's security and network architectural protocols. In 1996 and 1997, J.P. Morgan Ventures Corporation ("JPMVC") made advances to PRT Barbados in the amount of $3.7 million in the aggregate (the "Advances"). In consideration for the Advances, PRT Barbados issued to JPMVC warrants (the "PRT Barbados Warrants") to purchase up to 24% of the shares of PRT Barbados capital stock. In the first quarter of 1997, the Company and JPMVC agreed to, among other things, the exchange of the PRT Barbados Warrants for warrants (the "JPMVC PRT Warrants") to purchase an aggregate of 936,365 shares of Common Stock (the "Warrant Exchange Agreement"). The JPMVC PRT Warrants are only exercisable by forgiveness of the Advances. Upon consummation of this Offering, the JPMVC PRT Warrants will be exercised for an aggregate of 936,365 shares of Common Stock and the Advances will be forgiven. JPMVC has certain piggy-back and demand contractual rights to require the Company to file up to two registration statements with respect to the 936,365 shares of Common Stock which it will receive upon exercise of the JPMVC PRT Warrants; the Company shall pay all fees and expenses (other than underwriting discounts) incurred in connection with such registration statements.


ACQUISITION OF COMPUTER MANAGEMENT RESOURCES, INC.

   As of July 1, 1997, the Company acquired CMR pursuant to a stock purchase agreement ("Stock Purchase Agreement") for an aggregate purchase price of $6.3 million in cash, a note, shares of Common

Stock (valued at their then fair market value) and certain warrants convertible into shares of Common Stock under certain circumstances (which circumstances have not occurred and will not occur) (the "CMR PRT Warrants," and, collectively with the Unit Warrants and JPMVC PRT Warrants, the "Warrants"). Upon consummation of this Offering, all of the CMR PRT Warrants will expire and will not be converted into any shares of PRT Common Stock or other securities. The former stockholders of CMR have certain piggy-back registration rights with respect to the 119,181 shares of Common Stock which they received in the acquisition of CMR.


CERTAIN PRT STOCKHOLDERS


   Certain clients of the Company (or their affiliates) are also stockholders of the Company. JPMVC, a Company stockholder, is an affiliate of J.P. Morgan & Co. Inc. (a client of the Company). In addition, the Travelers Insurance Company, an affiliate of Smith Barney Inc., one of the Underwriters, and The Prudential Insurance Company of America are both Company stockholders. See "Principal and Selling Stockholders."


THE MELLINGER GROUP LLC REGISTRATION RIGHTS AGREEMENT


   On September 16 , 1997, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with The Mellinger Group LLC ("TMG"). TMG is wholly owned by Douglas K. Mellinger, Chairman and Chief Executive Officer of the Company, Gregory S. Mellinger, Chief Operating Officer of the Company, and Paul Mellinger, brother of Douglas and Gregory Mellinger. The Registration Rights Agreement provides that, subject to an Underwriter's lock-up agreement, TMG may cause the Company to register, in up to three separate registrations, all of the shares of Common Stock held by TMG under the Securities Act. See "Risk Factors--Shares Eligible for Future Sale; Registration Rights" and "Underwriting."

                      PRINCIPAL AND SELLING STOCKHOLDERS


   The following table sets forth certain information regarding beneficial ownership of the Common Stock as of October 27, 1997, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group. Except as noted, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, subject to community property laws where applicable.



                                                     BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                                   PRIOR TO OFFERING(1)(2)                     AFTER OFFERING(1)
                                                   ------------------------ --------------- ----------------------
                                                                               NUMBER OF
                                                       NUMBER                    SHARES        NUMBER
NAME                                                 OF SHARES     PERCENT     OFFERED(3)     OF SHARES   PERCENT
-------------------------------------------------  ------------- ---------  --------------- -----------  ---------
The Mellinger Group LLC (4) ......................    6,477,750     45.3        230,000       6,247,750     34.4
Douglas K. Mellinger (4)(5)(6) ...................        7,250        *           --             7,250        *
Gregory S. Mellinger (4)(5)(6) ...................        7,250        *           --             7,250        *
Barbara Mellinger (4)(7) .........................      896,870      6.3        230,000         666,870      3.7
Isaac Shapiro (4)(8) .............................      242,000      1.7           --           242,000      1.3
Irwin J. Sitkin (4)(9) ...........................      242,000      1.7           --           242,000      1.3
Craig D. Goldman (4)(10) .........................       42,970        *           --            42,970        *
Esther Dyson (4)(11) .............................       10,000        *           --             1,500        *
Srinivasan Viswanathan (4)(12) ...................      127,047        *         16,000         111,047        *
The Travelers Insurance Company (13) .............      761,960      5.3        114,000         647,960      3.6
 One Tower Square
 Hartford Connecticut
 06183-2030
Tudor Investment Corporation (13) ................      761,960      5.3           --           761,960      4.2
 40 Rowes Wharf--2nd Floor
 Boston, Massachusetts 02110
Capital Research and Management Company  .........      761,960      5.3           --           761,960      4.2
 333 South Hope Street
 Los Angeles, California 90071
J.P. Morgan Ventures Corp. (13)(14)...............      701,287      4.9           --           889,865      4.9
 60 Wall Street
 New York, New York 10260
The Prudential Insurance Company of America  .....      457,170      3.2                        457,170      2.5
 80 Livingstone Avenue
 Roseland, New Jersey 07068
Rho Management Co., Inc. .........................      457,170      3.2         68,000         389,170      2.1
 767 Fifth Avenue--43rd Floor
 New York, New York 10153
David Silverman (4)(15) ..........................    49,190(15)      *           3,900          45,290       *
Allan Stern (4)(16) ..............................   823,530(16)     5.8         76,600         746,930      4.1
David Winter (4)(17)..............................   125,000(17)      *          11,500         113,500       *
All directors and executive officers as a group
 (15 persons) ....................................    5,052,972     35.2        246,000       4,806,972     26.4



------------
 *     Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.

(2) Gives effect to: (i) the conversion of the Convertible Preferred Stock into shares of Common Stock, (ii) the exchange of the PRT Barbados Warrants for the JPMVC PRT Warrants, (iii) the issuance of an aggregate of 936,365 shares of Common Stock and Non-Voting Common Stock in connection with the exercise of the JPMVC PRT Warrants and (iv) the reclassification of the 119,181 shares of Common Stock issued in connection with the CMR acquisition which were subject to redemption.

(3) If the Underwriters' over-allotment option is exercised in full, the Selling Stockholders will sell pursuant to such option the number of shares of Common Stock set forth opposite their names and, after the Offering, will beneficially own the number and percentage of shares of Common Stock set forth opposite their names. For a description of the relationships of certain Selling Stockholders with the Company, see "Certain Transactions" and "Underwriting."



                                               BENEFICIAL OWNERSHIP
                                   SHARES TO    AFTER THE OFFERING
               NAME                 BE SOLD       NUMBER     PERCENT
--------------------------------  -----------  ---------------------
The Mellinger Group LLC .........   460,000     5,787,750     31.9
Barbara Mellinger ...............    20,000       640,620      3.6
The Travelers Insurance Company      76,000       571,960      3.1
Allan Stern .....................   134,000       612,930      3.4



(4) The business address for these persons is: c/o PRT Group Inc., 342 Madison Avenue, 11th Floor, New York, New York 10173.

(5) Does not include shares of The Mellinger Group LLC over which Messrs. Mellinger have voting and investment power.

(6) Includes 1,000 shares subject to options currently exercisable or exercisable within 60 days of the date hereof.

(7) Includes 6,250 shares subject to options currently exercisable or exercisable within 60 days of the date hereof.

(8) Includes 3,000 shares subject to options currently exercisable or exercisable within 60 days of the date hereof.

(9) Includes 4,500 shares subject to options currently exercisable or exercisable within 60 days of the date hereof.

(10) Includes 12,500 shares subject to options currently exercisable or exercisable within 60 days of the date hereof.

(11) Includes 1,500 shares subject to options currently exercisable or exercisable within 60 days of the date hereof.

(12) Includes 21,667 shares subject to options currently exercisable or exercisable within 60 days of the date hereof.

(13) None of Travelers Group Inc., Travelers, Tudor Investment Corporation, J.P. Morgan Ventures Corp. or their respective affiliates has assumed or has any responsibility for the management, business or operations of the Company, or for the statements contained in this Prospectus or the Registration Statement of which this Prospectus forms a part, other than the limited information regarding stock ownership contained in this table.

(14) The JPMVC PRT Warrants are exercisable for up to 936,365 shares of the Company's common equity. However, the JPMVC PRT Warrants limit J.P. Morgan Ventures Corp. to 5.0% of PRT's voting common equity; the balance of such 936,365 warrants are exercisable for shares of Non-Voting Common Stock at the time of the Offering.

(15) Includes 19,500 shares subject to options currently exercisable or exercisable within 60 days of the date hereof.

(16) Includes 150,000 shares beneficially owned by members of Mr. Stern's immediate family.

(17) Includes 9,250 shares subject to options currently exercisable or exercisable within 60 days of the date hereof.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL


   The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, 1,000,000 shares of Non-Voting Common Stock and 10,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"). The following description of the capital stock of the Company is a summary and, as such, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the more complete descriptions contained in the form of Amended and Restated Certificate of Incorporation of the Company (the "Certificate") and the form of Amended and Restated By-Laws of the Company (the "By-Laws"), each as shall be in effect on the date of this Offering. Upon completion of this Offering, the Company will have 18,115,473 shares of Common Stock outstanding, 46,500 shares of Non-Voting Common Stock outstanding and no shares of Preferred Stock outstanding. As of the date hereof, there were 31 record holders of Common Stock and one record holder of Non-Voting Common Stock.


COMMON STOCK AND NON-VOTING COMMON STOCK


   The Certificate provides for two classes of common stock: Common Stock and Non-Voting Common Stock. The two classes of common stock are substantially identical except for disparity in voting power.


   Each share of Common Stock entitles the holder of record to one vote, and each share of Non-Voting Common Stock does not entitle the holder of record to vote, at each annual or special meeting of stockholders and for all other purposes. The holders of shares of Common Stock do not have cumulative voting rights.

   The holders of the Common Stock and Non-Voting Common Stock will be entitled to receive dividends and other distributions as may be declared thereon by the Board of Directors of the Company out of assets or funds of the Company legally available therefor, subject to the rights of the holders of any series of Preferred Stock then outstanding and any other provision of the Certificate. The Certificate provides that if at any time a dividend or other distribution in cash or other property is paid on the Common Stock or Non-Voting Common Stock, a like dividend or other distribution in cash or other property will also be paid on the Non-Voting Common Stock or Common Stock, as the case may be, in an equal amount per share. The Certificate provides that if shares of Common Stock are paid as a dividend on Common Stock and shares of Non-Voting Common Stock are paid as a dividend on shares of Non-Voting Common Stock, in an equal amount per share of Common Stock and Non-Voting Common Stock, such payment will be deemed to be a like dividend or other distribution. In the case of any split, subdivision, combination or reclassification of Common Stock or Non-Voting Common Stock, the shares of Non-Voting Common Stock, or Common Stock, as the case may be, will also be split, subdivided, combined or reclassified so that the number of shares of Common Stock and Non-Voting Common Stock outstanding immediately following such split, subdivision, combination or reclassification will remain in the same proportion to each other as that which existed immediately prior thereto.

   In the event of any liquidation, dissolution or winding up of the Company, the holders of Common Stock and Non-Voting Common Stock will be entitled to receive the assets and funds of the Company available for distribution after payments to creditors and to the holders of any Preferred Stock of the Company that may at the time be outstanding, in proportion to the number of shares held by them, respectively, without regard to class.

   In the event of any corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization in which any consideration is to be received by the holders of Common Stock or Non-Voting Common Stock, the holders of Common Stock and Non-Voting Common Stock will receive the same consideration on a per share basis, except that the disparity in voting rights may continue if any portion of such consideration consists of stock.

   The Certificate further provides that each share of Non-Voting Common Stock may be converted into shares of Common Stock at any time at the option of the holder thereof. Holders of the Common

Stock and Non-Voting Common Stock have no preemptive, subscription or redemption rights, and, except as set forth in the preceding sentence, there are no conversion or similar rights with respect to such shares. The outstanding shares of Common Stock and Non-Voting Common Stock are fully paid and non-assessable.

   The Common Stock is expected to be listed on NASDAQ under the symbol
"PRTG."

PREFERRED STOCK

   The Board of Directors, without further stockholder authorization, is authorized to issue, from time to time, Preferred Stock in one or more series, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the Common Stock and Non-Voting Common Stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the Board of Directors of the Company to issue Preferred Stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal, since the issuance of Preferred Stock could be used to dilute the share ownership of a person or entity seeking to obtain control of the Company. In addition, because the Board of Directors of the Company has the power to establish the preferences, powers and rights of the shares of any such series of Preferred Stock, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock and Non-Voting Common Stock, which could adversely affect the rights of holders of Common Stock and Non-Voting Common Stock. At present, the Company has no plans to issues any shares of Preferred Stock. See "Risk Factors--Certain Anti-Takeover Effects."

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW


   Section 203 ("Section 203") of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a stockholder who acquires more than 15% of the outstanding voting stock of a corporation subject to
Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. PRT's Certificate contains a provision electing not to be governed by Section 203.


CERTAIN CERTIFICATE AND BY-LAW PROVISIONS

   The Certificate provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their respective terms.

   Any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders and will not be permitted to be taken by written consent in lieu of a meeting. The Certificate and the By-Laws also provide that special meetings of stockholders may only be called by the Board of Directors, the Chairman of the Board of Directors or the President of the Company. Stockholders will not be permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders.

   The Certificate establishes an advance notice procedure for nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meeting must be received by the Company not less than 60 nor more than 90 days prior to the scheduled annual meeting, and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting.

   Certain provisions contained in the Certificate, including those relating to the size and classification of the Board of Directors, the removal of directors, the prohibition on action by written consent, the calling of special meetings, and advance notice provisions may only be amended by the affirmative vote of the holders of at least 80% of the total outstanding voting stock of the Company. In addition, the Certificate provides that the By-Laws may only be amended by the affirmative vote of the holders of at least 80% of the outstanding voting stock of the Company.

   The foregoing provisions could have the effect of discouraging, delaying or making more difficult certain attempts to acquire the Company or to remove incumbent directors even if some, or even a majority, of the Company's stockholders were to deem such an attempt to be in the best interest of the Company and its stockholders. See "Risk Factors--Certain Anti-Takeover Effects."

LIMITATIONS ON DIRECTORS' LIABILITY

   As permitted by Section 145 of the DGCL, the Certificate contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

   In addition, the Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

TRANSFER AGENT AND REGISTRAR


   The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                       SHARES ELIGIBLE FOR FUTURE SALE


   Upon completion of this Offering, the Company will have 18,115,473 shares of Common Stock and 46,500 shares of Non-Voting Common Stock outstanding. See "Capitalization." Of these shares, the 4,600,000 shares of Common Stock sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 ("Rule 144") under the Securities Act described below. All of the remaining shares of Common Stock and Non-Voting Common Stock are restricted securities ("Restricted Shares") within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption offered by Rule 144.

   Certain of the Company's current stockholders have agreed (the "Lock-Up Agreements") not to sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days after the effective date of this Offering (the "Lock-Up Period") without the prior written consent of Smith Barney Inc., subject to certain limited exceptions. After the expiration of the Lock-Up Period (or earlier upon the prior written consent of Smith Barney Inc.), 13,561,973 of the Restricted Shares (or 12,871,973 Restricted Shares if the Underwriters' over-allotment is exercised in full) may be sold in the public market subject to Rule 144.

   In general, under Rule 144, beginning 90 days after the date of this Offering, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including a person who may be deemed to be an Affiliate of the Company, may sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company (135,620 shares or 128,720 shares if the Underwriters' over-allotment is exercised in full) after giving effect to this Offering) or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k) of the Securities Act, a person who is not an Affiliate of the Company at any time 90 days preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell such shares immediately following this Offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.


   Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-Affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares.

   Certain holders of the Company's Common Stock and Non-Voting Common Stock have rights to require the Company to register their shares under the Securities Act. See "Certain Transactions--Certain Financing Transactions," "--Acquisition of Computer Management Resources, Inc." and "--The Mellinger Group LLC Registration Rights Agreement."


   The Company intends to file a registration statement on Form S-8 under the Securities Act, approximately 90 days after the closing of this Offering, to register an aggregate of 4,302,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan. See "Management--Executive Compensation--Stock Option Plan." Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such options are subject to vesting restrictions or the Lock-Up Agreements. As of the date hereof, 1,416,400 options to purchase shares were outstanding and 2,885,600 shares of Common Stock remained available for future grant under the Stock Option Plan.

   Prior to this Offering there has been no market for the Common Stock. The Company can make no prediction as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of shares of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale; Registration Rights."

                                 UNDERWRITING

   Upon the terms and subject to the conditions stated in the underwriting agreement (the "Underwriting Agreement") dated the date hereof by and among the Company, the Selling Stockholders and each of the underwriters named below (the "Underwriters"), for whom Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation, UBS Securities LLC and Punk, Ziegel & Company L.P. are acting as representatives (the "Representatives"), has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to each such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.


                                                              NUMBER
NAME                                                        OF SHARES
--------------------------------------------------------  -------------
Smith Barney Inc. .......................................
Donaldson, Lufkin & Jenrette Securities Corporation  ....
UBS Securities LLC ......................................
Punk, Ziegel & Company L.P. .............................
                                                          -------------
  Total .................................................   4,600,000
                                                          =============


   The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

   The Underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which
represents a concession not in excess of $        per share below the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $        per share to certain other dealers.
After the initial public offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary authority.


   The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 690,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering.

   The Company, its officers and directors, and certain stockholders of the Company have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, or evidencing the right to purchase any shares of Common Stock of the Company, subject to certain limited exceptions.


   In connection with this Offering and in compliance with applicable law, the Underwriters may over-allot (i.e., sell more of the Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above rather than by open-market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if, prior to termination of price and trading restrictions, the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

   Prior to this Offering, there has not been any public market for the Common Stock of the Company. Consequently, the initial public offering price for the shares of Common Stock included in this Offering has been determined by negotiations between the Company, the Selling Stockholders and the Representatives. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company.

   There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

   The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


   At the request of the Company, up to 5% of the shares of Common Stock offered hereby are being reserved for sale to certain persons, including PRT employees and others who have a business relationship with the Company.

   Smith Barney Inc. ("Smith Barney"), a Representative and the Lead Manager in connection with this Offering, provided investment banking services to the Company in connection with the private placement of the Convertible Preferred Stock for which it received fees of approximately $1.1 million.

   An affiliate of Smith Barney beneficially owns in excess of 10% of the Company's Convertible Preferred Stock. Accordingly, this Offering is being conducted in accordance with Rule 2720(c), which provides that, the offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards ("QIU"). In accordance with this requirement, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") has assumed the responsibilities of acting as QIU and will recommend an offering price in compliance with the requirements of Rule 2720. In connection with the Offering, DLJ is performing due diligence investigations and reviewing and participating in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. As compensation for the services of DLJ as QIU, Smith Barney has agreed to pay DLJ $5,000.

   The Underwriters informed the Company that they will not confirm sales to any accounts over which they exercise discretionary authority without prior written approval of such transactions by the customer.

                                LEGAL MATTERS

   The validity of the issuance of the Common Stock offered hereby and certain other legal matters in connection with this Offering will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Chadbourne & Parke LLP. Isaac Shapiro, a member of Skadden, Arps, Slate, Meagher & Flom LLP, is a director of the Company. As of the date hereof, Mr. Shapiro and his wife together hold 239,000 shares of Common Stock and 15,200 shares of Convertible Preferred Stock and options to acquire 4,500 shares of Common Stock at an average price per share of $9.46; such options were granted to Mr. Shapiro in accordance with the Stock Option Plan.

                                   EXPERTS


   The consolidated financial statements (including Schedule 16(b), which is included in the Registration Statement of which this Prospectus forms a part) of the Company at September 30, 1997, December 31, 1996 and 1995 and for the nine months ended September 30, 1997 and for the two years ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, and for the year ended December 31, 1994, by Shulman, Cohen, Furst, Kramer and Rosen P.C., independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


                            ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement, of which this Prospectus constitutes a part, on Form S-1 under the Securities Act with respect to the Common Stock offered hereby.

   This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement.

   For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit.

                       PRT GROUP INC. AND SUBSIDIARIES
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


 PRT GROUP INC. AND SUBSIDIARIES
Reports of Independent Auditors ...........................................................    F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and September 30, 1997  ......    F-4
Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and 1996
 and the nine months ended September 30, 1996 (Unaudited) and 1997 ........................    F-5
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31,
 1994, 1995 and 1996 and the nine months ended September 30, 1997 .........................    F-6
Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996
 and the nine months ended September 30, 1996 (Unaudited) and 1997.........................    F-7
Notes to Consolidated Financial Statements.................................................    F-8
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Pro Forma Consolidated Statement of Operations for the year ended
 December 31, 1996.........................................................................   F-20
Pro Forma Consolidated Statement of Operations for the nine months ended
 September 30, 1997........................................................................   F-21
Notes to Pro Forma Consolidated Financial Statements.......................................   F-22
COMPUTER MANAGEMENT RESOURCES, INC.
Report of Independent Auditors.............................................................   F-23
Balance Sheets as of February 28, 1997 and June 30, 1997 (Unaudited).......................   F-24
Statements of Operations and Retained Earnings for the year ended
 February 28, 1997 and the four months ended June 30, 1997 and 1996 (Unaudited) ...........   F-25
Statements of Cash Flows for the year ended February 28, 1997 and the four months ended
 June 30, 1997 and 1996 (Unaudited)........................................................   F-26
Notes to Financial Statements..............................................................   F-27

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
PRT Group Inc.


   We have audited the accompanying consolidated balance sheets of PRT Group Inc. and Subsidiaries as of September 30, 1997, December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the nine months ended September 30, 1997 and for the two years ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PRT Group Inc. and Subsidiaries as of September 30, 1997, December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the nine months ended September 30, 1997 and for the two years ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                 ERNST & YOUNG LLP


New York, New York
October 27, 1997

                         INDEPENDENT AUDITOR'S REPORT

The Board of Directors
PRT Group Inc.

   We have audited the accompanying statements of operations, stockholders' equity and cash flows of PRT Group Inc. for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations, stockholders' equity and cash flows of PRT Group Inc. for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                            Shulman, Cohen, Furst, Kramer &
                                            Rosen, P.C.


New York, New York
February 11, 1995

                       PRT GROUP INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                   (In thousands, except number of shares)



                                                             DECEMBER 31                      AS ADJUSTED
                                                        ---------------------  SEPTEMBER 30   SEPTEMBER 30
                                                           1995       1996         1997           1997
                                                        --------- ----------   ------------   -------------
                                                                                              (UNAUDITED)
                                                                                               (NOTE 15)
                         ASSETS
Current assets:
 Cash and cash equivalents ............................   $1,106    $14,856      $  3,714
 Accounts receivable, net of allowance of $42 in 1995,
  $122 in 1996 and $402 in 1997........................    2,837      5,013        14,881
 Prepaid expenses and other current assets ............      305        430         1,163
 Deferred income taxes ................................       --         --           171
                                                        --------- ----------  -------------
Total current assets ..................................    4,248     20,299        19,929
Fixed assets, net .....................................      533      2,955         7,670
Goodwill, net .........................................       --        619         6,614
Deferred registration fees.............................       --         --           145
Other assets ..........................................       79         87           348
                                                        --------- ----------  -------------
Total assets ..........................................   $4,860    $23,960      $ 34,706
                                                        ========= ==========  =============
    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Borrowings under line of credit ......................   $  135    $    --      $  3,000       $  3,000
 Current installments of advance payable to client  ...      350        909         3,133             --
 Accrued compensation .................................    1,105      2,123         3,364          3,364
 Accounts payable and other accrued expenses  .........      703      2,425         5,394          5,394
 Deferred income taxes ................................      178         50            --             --
 Current portion of capital lease obligations  ........       45        224           401            401
 Deferred revenue .....................................      455        645         1,008          1,008
                                                        --------- ----------  ------------- --------------
Total current liabilities .............................    2,971      6,376        16,300         13,167
Deferred income taxes .................................      386         39            49             49
Advance payable to client, net of current
 installments..........................................      700      1,808           392             --
Note payable ..........................................       --         --         2,000          2,000
Capital lease obligations, net of current portion  ....       22        369           676            676
Other liabilities .....................................       --         14           110            110
                                                        --------- ----------  ------------- --------------
Total liabilities .....................................    4,079      8,606        19,527         16,002
Minority interest .....................................       --        496            --             --
Commitments and contingencies
Series A redeemable preferred stock, $0.01 par value;
 authorized--5,000,000 shares; issued and
 outstanding--2,759,610 at December 31, 1996 and
 September 30, 1997 (liquidation preference $18,188 at
 December 31, 1996 and $18,732 at September 30, 1997)         --     16,939        35,407             --
Common stock subject to redemption.....................       --         --         1,430             --
Stockholders' equity (deficit):
 Common stock, $.001 par value; authorized--50,000,000
  shares; issued and outstanding--10,260,620 shares at
  December 31, 1995; 10,537,500 shares at December 31,
  1996; 10,675,681 shares at September 30, 1997 and
  14,371,656 shares at September 30, 1997 as adjusted .       10         11            11             14
 Additional paid-in capital ...........................        5        936         1,569         41,928
 Retained earnings (deficit) ..........................      769     (2,617)      (22,838)       (22,838)
 Cumulative translation adjustment ....................       --        (11)           --             --
 Treasury stock, 50,000 common shares at December 31,
  1995 and 67,090 common shares at December 31, 1996,
  September 30, 1997 and September 30, 1997 as
  adjusted ............................................       (3)      (400)         (400)          (400)
                                                        --------- ----------  ------------- --------------
Total common stockholders' equity (deficit)............      781     (2,081)      (21,658)        18,704
                                                        --------- ----------  ------------- --------------
Total liabilities and stockholders' equity (deficit) ..   $4,860    $23,960      $ 34,706       $ 34,706
                                                        ========= ==========  ============= ==============


                           See accompanying notes.

                        PRT GROUP INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share data)


                                                                                           NINE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31                SEPTEMBER 30
                                              -----------------------------------------------------------------
                                                  1994          1995         1996          1996         1997
                                              ------------ ------------  ------------ ------------  -----------
                                                                                       (UNAUDITED)
Revenues ....................................    $13,876      $20,346       $23,801      $16,031      $ 40,034
Cost of revenues ............................     10,851       15,594        17,965       12,093        27,875
                                              ------------ ------------  ------------ ------------  -----------
Gross profit ................................      3,025        4,752         5,836        3,938        12,159
Selling, general and administrative
 expenses....................................      2,572        4,110         9,235        5,608        13,732
                                              ------------ ------------  ------------ ------------  -----------
Income (loss) from operations ...............        453          642        (3,399)      (1,670)       (1,573)
Other income (expense):
 Interest expense ...........................         --          (43)         (254)        (149)         (412)
 Interest income ............................         20           17            78           16           327
                                              ------------ ------------  ------------ ------------  -----------
Income (loss) before income taxes ...........        473          616        (3,575)      (1,803)       (1,658)
Income tax expense (benefit) ................        222          501          (306)           1            --
                                              ------------ ------------  ------------ ------------  -----------
Net income (loss) ...........................        251          115        (3,269)      (1,804)       (1,658)
Accretion of redeemable preferred stock  ....         --           --           (23)          --       (17,925)
Dividends on redeemable preferred stock and
 common stock warrants.......................         --           --           (94)          --          (638)
                                              ------------ ------------  ------------ ------------  -----------
Net income (loss) available to common
 stockholders ...............................    $   251      $   115       $(3,386)     $(1,804)     $(20,221)
                                              ============ ============  ============ ============  ===========
Net income (loss) per share .................    $  0.02      $  0.01       $ (0.27)     $ (0.14)     $  (1.44)
                                              ============ ============  ============ ============  ===========
As adjusted net loss per share...............                                                         $  (0.12)
                                                                                                    ===========
Weighted average number of shares used in
 calculation of earnings (loss) per share ...  12,669,704    12,628,037   12,692,888    12,628,036   14,040,562
                                               =========== ============  ============ ============  ===========


                           See accompanying notes.

                        PRT GROUP INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                 Years ended December 31, 1994, 1995 and 1996
                 and the nine months ended September 30, 1997
                   (In thousands, except number of shares)




                                                COMMON STOCK       ADDITIONAL    RETAINED     CUMULATIVE
                                           ----------------------    PAID-IN     EARNINGS    TRANSLATION    TREASURY
                                              SHARES      AMOUNT     CAPITAL     (DEFICIT)    ADJUSTMENT     STOCK       TOTAL
                                           ------------ --------   ----------    ---------   -----------    --------     -----
Balance at December 31, 1993 .............  10,260,620     $10       $    5      $    403        $ --        $  --     $    418
 Net income ..............................          --      --           --           251          --           --          251
 Purchase of treasury stock--250,000
  shares..................................          --      --           --            --          --           (3)          (3)
                                           ------------ --------  ------------ -----------  ------------- ----------  ----------
Balance at December 31, 1994 .............  10,260,620      10            5           654          --           (3)         666
 Net income ..............................          --      --           --           115          --           --          115
                                           ------------ --------  ------------ -----------  ------------- ----------  ----------
Balance at December 31, 1995 .............  10,260,620      10            5           769          --           (3)         781
 Net loss ................................          --      --           --        (3,269)         --           --       (3,269)
 Issuance of shares in connection with
  acquisition of minority interest in a
  subsidiary..............................     526,880       1          642            --          --           --          643
 Retirement of treasury stock ............    (250,000)     --           (3)           --          --            3           --
 Purchase of treasury stock--67,090
  shares..................................          --      --           --            --          --         (400)        (400)
 Sale of common stock warrants ...........          --      --          292            --          --           --          292
 Accretion of redeemable preferred stock            --      --           --           (23)         --           --          (23)
 Dividends on redeemable preferred stock
  and common stock warrants...............          --      --           --           (94)         --           --          (94)
 Foreign currency translation adjustment            --      --           --            --         (11)          --          (11)
                                           ------------ --------  ------------ -----------  ------------- ----------  ----------
Balance at December 31, 1996 .............  10,537,500      11          936        (2,617)        (11)        (400)      (2,081)
 Net loss ................................          --      --           --        (1,658)         --           --       (1,658)
 Exercise of stock options ...............      19,000      --           82            --          --           --           82
 Accretion of redeemable preferred stock            --      --           --       (17,925)         --           --      (17,925)
 Dividends on redeemable preferred stock
  and common stock warrants...............          --      --           --          (638)         --           --         (638)
 Issuance of shares in connection with
  acquisition of CMR .....................     119,181      --           --            --          --           --           --
 Foreign currency translation adjustment            --      --           --            --          11           --           11
 Exchange of subsidiary warrants..........          --      --          551            --          --           --          551
                                           ------------ --------  ------------ -----------  ------------- ----------  ----------
Balance at September 30, 1997 ............  10,675,681     $11       $1,569      $(22,838)       $ --        $(400)    $(21,658)
                                           ============ ========  ============ ===========  ============= ==========  ==========


                           See accompanying notes.

                        PRT GROUP INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)


                                                                                           NINE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31          SEPTEMBER 30
                                                        ------------------------------------------------------
                                                           1994      1995      1996        1996        1997
                                                        --------- --------  ---------- -----------  ----------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) .....................................  $   251    $  115    $(3,269)    $(1,804)   $ (1,658)
Adjustments to reconcile net income (loss) to net cash
 provided by (used in) operating activities:
 Depreciation and amortization ........................       41        60        424         233       1,206
 Amortization of debt discount ........................       --        --        163          89         231
 Write-off of abandoned purchase costs ................       --        29         --          --          --
 Write-off of uncollectible affiliate advances  .......       --        34         --          --          --
 Provision for doubtful accounts ......................       --        42         80          37         280
 Deferred income taxes ................................      321        79       (475)       (229)       (297)
 Change in foreign exchange rate ......................       --        --        (11)        (13)         11
 Changes in operating assets and liabilities:
  Accounts receivable .................................   (1,659)      340     (2,256)     (2,093)     (9,384)
  Prepaid expenses and other current assets  ..........      (68)     (224)      (111)        (98)       (733)
  Advances to affiliated companies ....................      (62)       --         --          --          --
  Other assets ........................................      (15)      (52)        (8)       (155)       (261)
  Accrued compensation ................................       --       230      1,018        (616)      1,241
  Accounts payable and other accrued expenses  ........      535       288      1,722       1,304       2,331
  Deferred revenue ....................................      217       134        190         247         347
                                                        --------- --------  ---------- -----------  ----------
Net cash provided by (used in) operating activities  ..     (439)    1,075     (2,533)     (3,098)     (6,686)
                                                        --------- --------  ---------- -----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets .............................     (117)     (434)    (2,123)       (864)     (5,092)
Purchase of treasury stock ............................       (3)       --       (400)         --          --
Purchase of net assets of CMR, net of cash acquired  ..                                                (2,693)
                                                        --------- --------  ---------- -----------  ----------
Net cash (used in) investing activities ...............     (120)     (434)    (2,523)       (864)     (7,785)
                                                        --------- --------  ---------- -----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of term loan ................................       --      (800)        --          --          --
Borrowings under line of credit .......................    1,647       334      2,488       2,088       3,850
Repayments under line of credit .......................   (1,344)     (199)    (2,623)     (1,031)       (850)
Advances received from client .........................       --     1,050      2,000       2,000         632
Deferred registration fees.............................       --        --         --          --        (145)
Exercise of stock options .............................       --        --         --          --          82
Issuance of preferred shares and common stock
 warrants, net of issuance costs of $1,277,000 ........       --        --     17,128          --          --
Principal payments under capital lease obligations  ...       33       (40)      (187)        (74)       (240)
                                                        --------- --------  ---------- -----------  ----------
Net cash provided by financing activities .............      336       345     18,806       2,983       3,329
                                                        --------- --------  ---------- -----------  ----------
Net increase (decrease) in cash and cash equivalents  .     (223)      986     13,750        (979)    (11,142)
Cash and cash equivalents at beginning of period  .....      343       120      1,106       1,106      14,856
                                                        --------- --------  ---------- -----------  ----------
Cash and cash equivalents at end of period ............  $   120    $1,106    $14,856     $   127    $  3,714
                                                        ========= ========  ========== ===========  ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid .........................................  $    34    $   37    $    92     $    58    $    114
                                                        ========= ========  ========== ===========  ==========
Income taxes paid .....................................  $    --    $  470    $   188     $   188    $    213
                                                        ========= ========  ========== ===========  ==========
NONCASH FINANCING ACTIVITIES
Acquisition of fixed assets through capital leases  ...  $    --    $   73    $   713     $   587    $    724
                                                        ========= ========  ========== ===========  ==========


                           See accompanying notes.

                       PRT GROUP INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
            AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                             (INFORMATION FOR THE
              NINE MONTHS ENDED SEPTEMBER 30, 1996 IS UNAUDITED)


1. DESCRIPTION OF BUSINESS


   The accompanying consolidated financial statements include the accounts of PRT Group Inc. ("PRT"), incorporated in the State of Delaware in October 1996, and its wholly-owned subsidiaries, (collectively, the "Company"). The predecessor corporation to PRT (PRT Corp. of America) was incorporated in the State of New York on November 7, 1996, it was merged into PRT. The merger was accounted for as a merger of entities under common control. PRT is a provider of information technology solutions including; Strategic Consulting, Project Solutions and Staff Augmentation.


   The Company has sales and account management offices located in Connecticut, New York, New Jersey, Illinois, and Virginia; software development centers in Barbados and Connecticut; and a recruitment and training center in Mumbai, India.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION


   Revenue from time and materials are recognized during the period in which the related services are provided. Revenue from fixed price contracts is recognized using the percentage-of-completion method. Cash payments received but unearned as of December 31, 1995, 1996 and September 30, 1997 are recorded as deferred revenue.


PRINCIPLES OF CONSOLIDATION


   The consolidated financial statements include the accounts of PRT and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Through October 1996, minority shareholders' proportionate share of the equity of the Company's consolidated subsidiaries and income and losses allocable to such minority interests in excess of their investments have been reflected in the consolidated statements of operations (see Note 8).


RESEARCH AND SOFTWARE DEVELOPMENT COSTS


   In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes costs incurred to develop new software products upon determination that technological feasibility has been established for the product, whereas costs incurred prior to the establishment of technological feasibility are charged to expense. Research and software development costs of approximately $43,000 which commenced in 1997 have been expensed by the Company and are included in selling, general and administrative expenses. Research and software development costs capitalized as of September 30, 1997 were $73,000.


INTERIM FINANCIAL INFORMATION


   The interim financial statements for the nine months ended September 30, 1996 are unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring accruals necessary for a fair presentation, have been included. Results of interim periods are not necessarily indicative of results to be expected for the entire year.


FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying values of financial instruments approximate their estimated fair value as a result of variable market interest rates and the short-term maturity of these instruments.

                       PRT GROUP INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

 CASH AND CASH EQUIVALENTS


   The Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents. At September 30, 1997, the Company has substantially all of its cash deposited with one financial institutions.


FIXED ASSETS

   Fixed assets are stated at cost and depreciation on furniture and equipment and computer equipment and software is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

INCOME TAXES

   The Company accounts for income taxes on the liability method as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under this method, deferred tax assets and liabilities are recognized with respect to the future tax consequences attributable to differences between the financial statement carrying values and tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

USE OF ESTIMATES

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

GOODWILL


   Goodwill is being amortized over 20 years using the straight-line method. The Company systematically reviews the recoverability of its goodwill by comparing the unamortized carrying value to anticipated undiscounted future cash flows. Any impairment is charged to expense when such determination is made. Accumulated amortization at December 31, 1996 and September 30, 1997 was $6,000 and $111,000, respectively.


NET INCOME (LOSS) PER SHARE


   The income (loss) per share amounts in the consolidated statements of operations have been computed in accordance with Staff Accounting Bulletin 83 ("SAB 83") of the Securities and Exchange Commission. SAB 83 requires that common stock, options and warrants issued within a twelve month period prior to an initial public offering ("IPO") of common stock, at amounts below the public offering price, be treated as common stock equivalents outstanding for all periods presented. In October and December 1996, the Company granted options to purchase 16,950 and 69,350 shares of common stock at $4.38 and $5.63 per share, respectively. In May 1997, the Company granted options to purchase 671,150 shares of common stock at $12.00 per share. The 2,759,610, 936,365 and 119,181 shares issuable upon conversion of the Company's Convertible Preferred Stock (see Note 6), issuable upon exercise of the JPMVC PRT Warrant (see Note 5) and issued in connection with the CMR acquisition (see Note 7), respectively, were all deemed to be issued at amounts below the IPO price. Accordingly, the effect of such transactions and the aforementioned stock options have all been included in the computation of the net income (loss) per share for all periods presented in accordance with SAB 83 using an estimated IPO price of $13 per share.

                       PRT GROUP INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

    The as adjusted net loss per share has been presented assuming the conversion of the Convertible Preferred Stock occurred as of the beginning of the period.


CONCENTRATION OF CREDIT RISK

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivables. Concentrations of credit risk with respect to accounts receivables are limited due to the creditworthiness of customers comprising the Company's customer base. Management regularly monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

   In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted on December 31, 1997. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options and warrants will be excluded. Statement No. 128 is not expected to have a material impact on the net income (loss) and pro forma net income (loss) per share.

3. FIXED ASSETS

   Fixed assets consist of the following (in thousands):


                                                   DECEMBER 31
                                                -----------------  SEPTEMBER 30
                                                  1995     1996        1997
                                                -------   -------  ------------
Furniture and equipment .......................  $ 404    $1,597     $ 2,997
Computer equipment and software ...............    239     1,732       6,047
Leasehold improvements ........................     32       182         283
                                                ------- --------  -------------
                                                   675     3,511       9,327
Less accumulated depreciation and
 amortization..................................   (142)     (556)     (1,657)
                                                ------- --------  -------------
                                                 $ 533    $2,955     $ 7,670
                                                ======= ========  =============




   Fixed assets include assets under capital lease aggregating approximately $127,000, $786,000 and $1,368,000 at December 31, 1995, 1996 and September
30, 1997, respectively. The accumulated amortization related to these assets under capital leases is approximately $24,000, $110,000 and $262,000 at December 31, 1995, 1996 and September 30, 1997, respectively.


4. BORROWINGS UNDER LINE OF CREDIT


   In May 1997, the Company obtained a $7,000,000 credit facility with a bank, expiring in June 1998 and bearing interest at the Company's option at either the bank's prime rate (8.5% at September 30, 1997) or LIBOR plus 2.25%. Borrowings on the credit facility, which are based on 75% of eligible U.S. accounts receivable, as defined, are collateralized by a security interest in substantially all of the Company's assets. The credit facility contains financial covenants relating to PRT's minimum tangible net worth and working capital. The amount outstanding at September 30, 1997 was $3,000,000.

   The Company had a $2,000,000 credit facility with a bank, which expired on December 31, 1996, bearing interest at 1.5% per annum above the bank's prime rate (7.75% at December 31, 1996). This facility was secured by the Company's accounts receivable and other tangible and intangible assets.

                       PRT GROUP INC. AND SUBSIDIARIES

5. ADVANCE PAYABLE TO CLIENT


   On August 15, 1995, a subsidiary of the Company entered into an agreement with a client to perform services for which a cash advance of approximately $1,050,000 was received. During 1996, additional advances totaling approximately $2,000,000 were received. During 1997, additional advances totaling $632,000 were received and the original repayment period was extended. No interest is payable on these outstanding advances. Repayment commences in February 1998 in nine equal monthly installments which will be credited to the client against actual monthly charges pursuant to the agreement.

   In connection with the 1996 advances, the subsidiary issued warrants that entitled the client to purchase approximately 24% of the total outstanding shares of such subsidiary on a fully diluted basis, for approximately $3,050,000, at any time between July 1996 and January 1999. In connection with the 1997 advance, additional warrants were granted, allowing the client to maintain their effective 24% interest in the subsidiary. The fair value of the 1996 and 1997 warrants was determined to be $496,000 and $55,000, respectively. Such amounts were recorded as a discount to the cash advances received and minority interest in the subsidiary. The fair value of the warrants was determined based upon the advances received and the loan rates available to the Company under its line of credit. The advances are being accreted up to the face value of $3,682,000 using the interest method over the period the advances are outstanding. For the year ended December 31, 1996 and the nine months ended September 30, 1997, the amount accreted was approximately $163,000 and $176,000, respectively.

   During the first quarter of 1997, the Company and the client agreed to, among other matters, exchange the subsidiary warrants for warrants to purchase 936,365 shares of PRT's Common Stock (the "JPMVC PRT Warrant") with an aggregate exercise price of $3,682,000. The JPMVC PRT Warrant is only exercisable by forgiveness of the amounts outstanding under the advances payable to the client in their entirety and is required to be exercised upon a consummation of an IPO (see Note 15). This exchange was consummated in September 1997.


   The carrying value of the advances consist of the following (in thousands):


                                                             DECEMBER 31
                                                          ------------------  SEPTEMBER 30
                                                            1995      1996        1997
                                                          --------  --------  ------------
Current installments, net of unamortized discount of
 $264 in 1996 and $140 in 1997 ..........................  $  350    $  909      $3,133
Noncurrent installments, net of unamortized discount of
 $69 in 1996 and $17 in 1997.............................     700     1,808         392
                                                          -------- --------  -------------

                                                           $1,050    $2,717      $3,525
                                                          ======== ========  =============

6. STOCKHOLDERS' EQUITY

STOCK SPLIT


   In October 1996, the Company effected a five-for-one stock split of Common Stock. In addition, the Company amended its Certificate of Incorporation to increase its authorized shares of Common Stock from 200,000 to 5,000,000 shares with a par value of $0.01 per share. In May 1997, the Company effected a ten-for-one stock split of Common Stock and amended its certificate of incorporation to increase its authorized shares from 5,000,000 to 50,000,000 shares with a par value of $0.001 per share. All outstanding share amounts in the accompanying financial statements have been adjusted to reflect the aforementioned stock splits.


PRIVATE PLACEMENT OF SECURITIES


   In November 1996, the Company issued 2,759,610 shares, after giving effect to the ten for one common stock split, of its Series A Redeemable Preferred Stock ("Convertible Preferred Stock") for a price of $6.56 per share and 486,310 Warrants (the "Warrants") for a price of $.60 per warrant in a private placement. The Company incurred approximately $1,277,000 of fees and related expenses in this transaction.

                       PRT GROUP INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY  (Continued)

    The difference between the net proceeds received from the sale of the Convertible Preferred Stock and the liquidation value is being accreted over the earliest possible liquidation date via a charge to stockholders' equity.


SERIES A REDEEMABLE PREFERRED STOCK


   Holders of the Convertible Preferred Stock are entitled to receive cumulative dividends at the annual rate of 4%. Such dividends are payable quarterly in cash if, as and when declared by the Company's Board of Directors or otherwise upon conversion of the Convertible Preferred Stock into Common Stock, redemption of the Convertible Preferred Stock or liquidation of the Company. At December 31, 1996 and September 30, 1997, cumulative dividends in arrears amounted to approximately $80,000 and $623,000, respectively, which is included in the carrying value of the Convertible Preferred Stock in the accompanying consolidated balance sheets.

   The Convertible Preferred Stock is convertible into Common Stock of the Company at any time at the option of the holder or automatically upon the sale of the Company's Common Stock in a qualifying IPO, as defined. If the Company does not attain certain specified operating results in fiscal 1997, the holder would instead receive up to approximately 1.27 shares of Common Stock for each share of the Convertible Preferred Stock converted. This conversion rate would further increase if, prior to conversion, the Company issued Common Stock or securities convertible or exchangeable for Common Stock at a price per share of less than $6.56. Upon a request by a holder of the Convertible Preferred Stock on or after November 21, 2002, the Company shall redeem the requested number of shares if not previously converted into shares of Common Stock. To the extent the Company has funds legally available therefore, and provided that redemption payments do not exceed certain specified percentages of net income, the Company shall redeem the shares on a quarterly basis. The redemption price shall be the greater of the liquidation value of $6.56 per share plus accrued dividends or the current market value, as defined, of the shares on the redemption date. Accordingly, the Company has adjusted the value of the Convertible Preferred Stock in the accompanying balance sheets to reflect the greater of the accreted value or the estimated fair value of the redemption price. The balance of the Convertible Preferred Stock at December 31, 1996 reflects the accreted value. The balance of the Convertible Preferred Stock at September 30, 1997 reflects the estimated fair value of $13.00 per share. The aforementioned increase in the exchange rate and redemption obligation of the Convertible Preferred Stock cease upon the consummation of a qualifying IPO, as defined. However, in October 1997 the holders of the Convertible Preferred Stock agreed to exercise their rights to convert each share of outstanding Convertible Preferred Stock into one share of the Company's Common Stock upon the consummation of the Company's proposed IPO (see Note 15).


WARRANTS


   The Warrants were designed to give the holder certain benefits that holders of the Company's Convertible Preferred Stock receive. The Warrants entitle the holder to receive cumulative distributions at the annual rate of 4% of $65.62. These distributions shall be payable in cash, if as and when declared by the Board of Directors of the Company. Such distributions may be paid in cash or Common Stock at the Company's option upon the sale of the Company's Common Stock in an IPO or liquidation of the Company. A holder of a Warrant is entitled to receive shares of Common Stock upon an exercise only if the Company does not attain certain specified operating results in fiscal 1997 or, if prior to exercise, the Company has issued Common Stock or securities convertible or exchangeable for Common Stock at a price per share of less than $6.56 per share. Upon consummation of the IPO, all of these warrants will expire and will not be converted into any shares of the Company's Common Stock. At December 31, 1996 and September 30, 1997, distributions in arrears under the Warrants amounted to approximately $14,000 and $110,000, respectively.


STOCK OPTION PLAN

   In June 1996, the Company established a Stock Option Plan (the "Option Plan") for officers, employees, consultants and nonemployee directors to purchase shares of the Company's Common Stock.

                       PRT GROUP INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY  (Continued)

The Option Plan requires the Company to reserve 15% of the total number of issued and outstanding shares for issuance upon the exercise of options under the Option Plan. At September 30, 1997, the Company had reserved 4,302,000 shares of Common Stock for the exercise and future grants of stock options under such Option Plan.


   The Compensation Committee of the Board of Directors is responsible for determining the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise price. The exercise price shall not be less than the fair market value of the Company's Common Stock at the date the option is granted. As such, the Company has not recorded compensation expense in connection with these awards. The options are exercisable for a period not to exceed ten years from the date of the grant. Vesting periods range from immediate vesting to five years.

   Activity in the Option Plan is summarized as follows:


                                                         WEIGHTED
                                                         AVERAGE
                                            SHARES    EXERCISE PRICE
                                         ----------- --------------
Granted in 1996.........................    517,600       $ 4.55
Exercised...............................         --           --
Cancelled and expired...................         --           --
                                         ----------- --------------
Outstanding at December 31, 1996 .......    517,600       $ 4.55
                                                     ==============
Granted ................................    715,100        12.09
Exercised...............................    (19,000)        4.38
Cancelled...............................    (55,800)        4.49
                                         ----------- --------------
Outstanding at September 30, 1997 ......  1,157,900         9.21
                                         =========== ==============
Exercisable at December 31, 1996 .......     16,350
                                         ===========
Exercisable at September 30, 1997 ......    161,575
                                         ===========
Available for grant at September 30,
 1997...................................  3,125,100
                                         ===========



   Pro forma information regarding net income (loss) and earnings (loss) per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and has been determined as if the Company had accounted for its employees' stock options under the fair value method provided by that Statement. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for vested and non-vested options:


                                                             DECEMBER 31     SEPTEMBER 30
                        ASSUMPTION                               1996            1997
---------------------------------------------------------  --------------- ---------------
Risk-free interest rate ..................................       6.62%         6.67%
Dividend yield ...........................................          0%            0%
Volatility factor of the expected market price of the
 Company's Common Stock ..................................       .185          .185
Average life .............................................       5 years          5 years


                       PRT GROUP INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY  (Continued)

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


   For purposes of pro forma disclosures, the estimated fair value of the options under SFAS 123 is amortized to expense over the options' vesting period. For the year ended December 31, 1996, pro forma net loss available for common shareholders and pro forma net loss per share under SFAS 123 amounted to approximately ($3,441,000) and $(0.27), respectively, and ($21,553,000) and $(1.54), respectively, for the nine months ended September 30, 1997.

   The weighted average fair value of options granted during the year ended December 31, 1996 and the nine months ended September 30, 1997 was $1.45 and $2.94, respectively. At September 30, 1997 there were 72,200 and 89,375 of 1996 and 1997 options exercisable, respectively. The weighted average exercise price of the 1996 and 1997 options exercisable is $4.41 and $12.00, respectively. The weighted average remaining contractual life of the 1996 and 1997 options exercisable is 8.5 and 9.6 years, respectively.

7. ACQUISITION

   Effective July 1, 1997, the Company purchased all of the issued and outstanding capital stock of Computer Management Resources, Inc. ("CMR") for approximately $6,294,000. CMR is a provider of information technology services. The acquisition has been accounted for as a purchase and, accordingly, the aggregate price was allocated to the underlying assets and liabilities based upon their respective fair values at the date of the acquisition. The excess of costs over net assets acquired, estimated to be approximately $6,100,000, is being amortized on a straight-line basis over twenty years.

   The purchase price consisted of $2,864,000 in cash, 119,181 shares of the Company's Common Stock valued at approximately $1,430,000, or $12.00 per share, and a promissory note in the principal amount of $2,000,000 (the "CMR Note"). The CMR Note, which is secured by a $1,000,000 letter of credit, bears interest at 9.75% per annum with the principal balance due no later than July 18, 2002. Payment of the CMR Note, in part or in full prior to its maturity, is subject to a prepayment premium, as defined. Upon completion of an IPO of the Company's Common Stock, as defined, the Company is required to
(i) prepay the lesser of (a) $1,000,000 or (b) the outstanding principal balance plus, in either case, the prepayment premium, as defined or (ii) obtain an additional letter of credit for an amount equal to the difference between the existing letter of credit and the outstanding principal balance at that date.

   After December 31, 1999, provided an IPO of the Company's Common Stock has not occurred, the Company is required to repurchase in quarterly installments the shares issued under the Agreement at the greater of $10.90 per share or the fair market value per share, as defined, on the repurchase date. Furthermore, if the IPO price is less than $10.90 per share, the Company is required to issue additional shares so that the market value of the shares issued in the acquisition is at least $1,300,000.

   The table below sets forth the unaudited pro forma results of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 assuming consummation of the CMR acquisition as of January 1, 1996 and 1997, respectively:

                       PRT GROUP INC. AND SUBSIDIARIES

7. ACQUISITION  (Continued)


                                YEAR ENDED      NINE MONTHS
                               DECEMBER 31   ENDED SEPTEMBER 30
                                   1996             1997
                              ------------- ------------------
                               (IN THOUSANDS, EXCEPT PER SHARE
                                            DATA)
Revenues ....................    $31,304          $44,299
Net loss ....................     (3,583)          (2,136)
Pro forma net loss per share     $ (0.29)         $ (1.47)




8. ACQUISITION OF MINORITY INTERESTS

   In October 1996, the Company acquired, in exchange for 421,500 shares of its Common Stock, the 20% interest in the outstanding shares of a subsidiary that was owned by a non-operating holding company that was owned by certain controlling stockholders of the Company. In addition, the Company acquired, in exchange for 105,380 shares of its Common Stock, the 5% interest in the outstanding shares of the subsidiary that were owned by the president of the subsidiary, who was not previously a stockholder of the Company.


   The Company recorded the Common Stock issued to the related entity at that entity's carrying value of its investment in the subsidiary of approximately $15,000. The Company recorded the Common Stock issued to the president of the subsidiary at the estimated value of $5.96 per share, or approximately $628,000, based on the price at which shares of the Company's Common Stock were sold by certain investors to third parties in November 1996 (see Note
6). At the time of this transaction, the subsidiary's liabilities exceeded the value of its tangible assets. This additional investment by the Company was attributable to goodwill and recorded as such in the accompanying consolidated financial statements.


9. INCOME TAXES


   The provision (benefit) for income taxes consists of the following (in thousands):


                                CURRENT    DEFERRED    TOTAL
                               --------- ----------  --------
DECEMBER 31, 1994
U.S. Federal .................    $ --      $ 139      $ 139
State and local ..............       5         78         83
                               --------- ----------  --------
                                  $  5      $ 217      $ 222
                               ========= ==========  ========
DECEMBER 31, 1995
U.S. Federal .................    $273      $  61      $ 334
State and local ..............     149         18        167
                               --------- ----------  --------
                                  $422      $  79      $ 501
                               ========= ==========  ========
DECEMBER 31, 1996
U.S. Federal .................    $ 86      $(369)     $(283)
State and local ..............      83       (106)       (23)
                               --------- ----------  --------
                                  $169      $(475)     $(306)
                               ========= ==========  ========
SEPTEMBER 30, 1996
 (UNAUDITED)
U.S. Federal .................    $156      $(155)     $   1
State and local ..............      72        (74)        (2)
                               --------- ----------  --------
                                  $228      $(229)     $  (1)
                               ========= ==========  ========
SEPTEMBER 30, 1997
U.S. Federal .................    $133      $(143)     $ (10)
State and local ..............      78        (68)        10
                               --------- ----------  --------
                                  $211      $(211)     $  --
                               ========= ==========  ========


                       PRT GROUP INC. AND SUBSIDIARIES

9. INCOME TAXES  (Continued)

    The actual income tax expense (benefit) differs from the "expected" tax expense (benefit) computed by applying the U.S. Federal corporate tax rate of 34% to income taxes, as follows (in thousands):


                                              DECEMBER 31             SEPTEMBER 30
                                       -----------------------------------------------
                                        1994    1995     1996        1996       1997
                                       ------ ------  ---------- -----------  --------
                                                                  (UNAUDITED)
Computed "expected" tax expense
 (benefit) ...........................  $161    $209    $(1,215)     $(617)     $(562)
Nondeductible losses of foreign
 subsidiaries.........................    --     171        949        607        512
State and local income taxes, net of
 Federal income tax expense (benefit)     54     101        (51)        (1)         7
Other.................................     7      20         11         10         43
                                       ------ ------  ---------- -----------  --------
                                        $222    $501    $  (306)     $  (1)     $   0
                                       ====== ======  ========== ===========  ========



   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):


                                                           DECEMBER 31     SEPTEMBER 30
                                                          1995     1996        1997
                                                        -------- -------  -------------
Deferred tax assets:
 Accounts receivable allowances .......................   $  19    $  22       $ 71
 Nondeductible license payments .......................      --       86         86
 Net operating loss carryforwards .....................      --       44         36
 Prepaid expenses .....................................       5       --         --
                                                        -------- -------  -------------
Total gross deferred assets ...........................      24      152        193
                                                        -------- -------  -------------
Deferred tax liabilities:
 Depreciation of fixed assets .........................     (20)     (39)       (49)
 Accrual basis earnings not recognized for tax
  purposes ............................................    (549)    (181)        --
 Prepaid expenses .....................................     (19)     (21)       (22)
                                                        -------- -------  -------------
Total gross deferred liabilities ......................    (588)    (241)       (71)
                                                        -------- -------  -------------
Net deferred tax asset (liability) ....................   $(564)   $ (89)      $122
                                                        ======== =======  =============




10. SIGNIFICANT CLIENTS

   Two clients accounted for 22% and 16% of total revenues for the year ended December 31, 1994 and 29% and 10% of total revenues for the year ended December 31, 1995. For the year ended December 31, 1996, three clients accounted for 28%, 17% and 15% of total revenues. During the nine months ended September 30, 1996 three customers accounted for 25%, 13% and 10% of total revenues. During the nine months ended September 30, 1997, four customers accounted for 24%, 20%, 13% and 11% of total revenues.

                       PRT GROUP INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


 11. COMMITMENTS AND CONTINGENCIES

   The Company is obligated under capital leases for computer and office equipment that expire at various dates through July 2001 with interest ranging from 10% to 15%. Future minimum lease payments relating to office space under noncancelable operating leases and future minimum capital lease payments as of September 30, 1997 are as follows (in thousands):



                                                                CAPITAL    OPERATING
                                                                 LEASES     LEASES
                                                               --------- -----------
Twelve months ending September 30:
 1998 ........................................................   $  542     $2,164
 1999 ........................................................      431      2,600
 2000 ........................................................      238      2,154
 2001 ........................................................       13      1,522
 2002 ........................................................       --        675
Thereafter ...................................................       --        757
                                                               --------- -----------
Total minimum lease payments .................................    1,224     $9,872
                                                                         ===========
Less amount representing interest ............................      147
                                                               ---------
Present value of net minimum capital lease payments  .........    1,077
Less current installments of obligations under capital leases       401
                                                               ---------
Obligations under capital leases, net of current installments    $  676
                                                               =========




   Rent expense was approximately $143,000, $148,000 and $526,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $220,000 and $988,000 for the nine months ended September 30, 1996 and 1997, respectively.

   In connection with the $1,000,000 letter of credit related to the CMR Note, the Company is required to maintain a compensating cash balance of $1,000,000 with a bank.

   There are certain claims against the Company arising in the ordinary course of its business. The amount of liability, if any, with respect to these claims at September 30, 1997 is not presently determinable. However, in the opinion of management, the ultimate liability related to such claims, if any, will not have a material adverse effect on the Company's results of operations or financial position.

12. DEFERRED COMPENSATION PLAN

   In 1995, the Company established a 401(k) plan (the "Plan") covering all its eligible employees. The Plan is currently funded by voluntary salary deductions by plan members and is limited to the maximum amount that can be deducted for Federal income tax purposes. The Company is not required to make contributions to the Plan however, employer contributions may be made on a discretionary basis. For the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, the Company recognized contributions of $31,000, $42,000, $31,000 and $48,000, respectively.

13. RELATED PARTY TRANSACTIONS

   Revenue generated from a client, who is also a stockholder, was approximately $2,200,000, $2,100,000 and $4,000,000 for the years ended December 31, 1994, 1995 and 1996, respectively. For the nine months ended September 30, 1996 and 1997, revenue generated from this client was approximately $1,600,000 and $8,100,000, respectively.

                       PRT GROUP INC. AND SUBSIDIARIES

 14. GEOGRAPHIC AREAS


   The Company operates in one industry segment: providing information technology solutions to its clients. In addition to its domestic operations, which include the United States, the Company has operations in the West Indies and Asia. The Company's operations in Asia are not individually material and are included in foreign operations along with the West Indies.

   Geographic information is as follows (in thousands):


                                                                                                  NINE MONTHS ENDED
                                                       DECEMBER 31                                  SEPTEMBER 30,
                           ------------------------------------------------------------------- ----------------------
                                   1994                  1995                    1996                   1997
                           --------------------- --------------------- ----------------------- ----------------------
                            DOMESTIC    FOREIGN   DOMESTIC    FOREIGN   DOMESTIC     FOREIGN    DOMESTIC    FOREIGN
                           ---------- ---------  ---------- ---------  ---------- -----------  ---------- ----------
Total identifiable
 assets...................   $ 3,595      $--      $ 3,947     $ 913     $19,480     $ 4,480     $24,193    $10,513
                           ========== =========  ========== =========  ========== ===========  ========== ==========
Revenues..................   $13,876      $--      $20,291     $  55     $20,310     $ 3,491      28,429     11,605
                           ========== =========  ========== =========  ========== ===========  ========== ==========
Income (loss) before
 income taxes.............   $   473      $--        1,118     $(502)    $  (783)    $ (2,792)   $  (153)   $(1,505)
                           ========== =========  ========== =========  ========== ===========  ========== ==========
Depreciation and
 amortization expense  ...   $    41      $--      $    51     $   9     $   159     $   265     $   416    $   790
                           ========== =========  ========== =========  ========== ===========  ========== ==========
Capital expenditures .....   $   117      $--      $   144     $ 363     $   976     $ 1,860     $ 2,368    $ 3,448
                           ========== =========  ========== =========  ========== ===========  ========== ==========




15. AS ADJUSTED BALANCE SHEET AND EVENTS CONCURRENT WITH THE IPO (UNAUDITED)

   The Board of Directors has authorized the Company to file a registration statement with the U.S. Securities and Exchange Commission for an IPO. In connection with the proposed IPO: (i) all of the Company's Convertible Preferred Stock will be converted into 2,759,610 shares of common stock, (ii) the JPMVC PRT Warrant will be exercised in exchange for the amounts outstanding under the advance payable to the client and 936,365 shares of Common Stock will be issued and (iii) 119,181 shares of Common Stock issued in connection with the CMR Acquisition which were subject to redemption will be reclassified. The aforementioned conversion, exercise and reclassification have been reflected in the accompanying unaudited as adjusted balance sheet assuming that such transactions occurred on September 30, 1997.

                       PRT GROUP INC. AND SUBSIDIARIES

           PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

   The following unaudited pro forma consolidated financial statements of PRT Group Inc. and Subsidiaries (the "Company") give effect to the acquisition on July 1, 1997 of all of the issued and outstanding capital stock of Computer Management Resources, Inc. ("CMR") for cash of $2,864,000, a $2,000,000 promissory note and 119,181 shares of the Company's Common Stock valued at $12 per share. The pro forma information is based on the historical financial statements of the Company and CMR giving effect to the aforementioned transaction under the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the pro forma consolidated financial statements.

   The allocation of the purchase price has not been finally determined. Accordingly, the accounts reflected in the pro forma consolidated financial statements may differ from the amounts that would have been determined if the final purchase price allocation had been known.


   The unaudited pro forma consolidated statements of operations for the year ended December 31, 1996 are based on the historical consolidated financial statements of the Company for the year ended December 31, 1996 and the historical financial statements of CMR for the year ended February 28, 1997. The unaudited pro forma consolidated statements of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 give effect to the CMR acquisition as if it had occurred as of January 1, 1996 and 1997, respectively.


   The pro forma consolidated financial statements have been prepared by the Company's management. The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the acquisition had been consummated on the date indicated or which may be obtained in the future. The pro forma consolidated financial statements should be read in conjunction with the financial statements and notes of the Company and CMR, included herein.

                       PRT GROUP INC. AND SUBSIDIARIES

          PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

                         YEAR ENDED DECEMBER 31, 1996

                    (In thousands, except per share data)



                                                  COMPANY        CMR
                                                HISTORICAL    HISTORICAL   ADJUSTMENTS    PRO FORMA
                                               ------------ ------------  ------------- -----------
Revenues .....................................    $23,801       $7,503           --        $31,304
Cost of revenues .............................     17,965        5,482           --         23,447
                                               ------------ ------------  ------------- -----------
Gross profit .................................      5,836        2,021           --          7,857
Selling, general and administrative expenses        9,235        1,843        $ 305 (a)     11,383
                                               ------------ ------------  ------------- -----------
Income (loss) from operations ................     (3,399)         178         (305)        (3,526)
Other income (expense):
 Interest expense ............................       (254)          (9)        (195)(b)       (458)
 Interest income .............................         78            6           --             84
                                               ------------ ------------  ------------- -----------
Income (loss) before income taxes ............     (3,575)         175         (500)        (3,900)
Income tax expense (benefit) .................       (306)          67          (78)(c)       (317)
                                               ------------ ------------  ------------- -----------
Net income (loss) ............................     (3,269)         108         (422)        (3,583)
Accretion of redeemable preferred stock  .....        (23)          --           --            (23)
Dividends on redeemable preferred stock and
 common stock warrants........................        (94)          --           --            (94)
                                               ------------ ------------  ------------- -----------
Net income (loss) available to common
 stockholders ................................    $(3,386)      $  108        $ (422)      $ (3,700)
                                               ============ ============  ============= ===========
Net loss per share ...........................    $ (0.27)                                 $ (0.29)
                                               ============                             ===========
Weighted average number of shares used in
 calculation of loss per share................  12,692,888                               12,802,901
                                               ============                             ===========


                            See accompanying notes.

                        PRT GROUP INC. AND SUBSIDIARIES

          PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

                     NINE MONTHS ENDED SEPTEMBER 30, 1997

                    (In thousands, except per share data)



                                                  COMPANY        CMR
                                                HISTORICAL    HISTORICAL   ADJUSTMENTS    PRO FORMA
                                               ------------ ------------  ------------- -----------
Revenues .....................................   $ 40,034       $4,265           --       $ 44,299
Cost of revenues .............................     27,875        3,185           --         31,060
                                               ------------ ------------  ------------- -----------
Gross profit .................................     12,159        1,080           --         13,239
Selling, general and administrative expenses       13,732        1,350        $ 229(a)      15,311
                                               ------------ ------------  ------------- -----------
Loss from operations .........................     (1,573)        (270)        (229)        (2,072)
Other income (expense):
 Interest expense ............................       (412)          (4)        (146)(b)       (562)
 Interest income .............................        327            3           --            330
                                               ------------ ------------  ------------- -----------
Loss before income taxes .....................     (1,658)        (271)        (375)        (2,304)
Income tax expense (benefit) .................         --         (110)         (58) (c)      (168)
                                               ------------ ------------  ------------- -----------
Net loss .....................................     (1,658)        (161)        (317)        (2,136)
Accretion of redeemable preferred stock  .....    (17,925)          --           --        (17,925)
Dividends on redeemable preferred stock and
 common stock warrants........................       (638)          --           --           (638)
                                               ------------ ------------  ------------- -----------
Net loss available to common stockholders  ...   $(20,221)      $ (161)       $(317)      $(20,699)
                                               ============ ============  ============= ===========
Net loss per share ...........................   $  (1.44)                                $  (1.47)
                                               ============                             ===========
Weighted average number of shares used in
 calculation of loss per share ...............  14,040,562                               14,113,904
                                               ============                             ===========


                            See accompanying notes.

                        PRT GROUP INC. AND SUBSIDIARIES

       NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                       YEAR ENDED DECEMBER 31, 1996 AND
                   THE NINE MONTHS ENDED SEPTEMBER 30, 1997

   For purposes of determining the pro forma effect of the acquisition on the consolidated statements of operations for the year ended December 31, 1996 and for the nine months ended September 30, 1997, the following pro forma adjustments have been made (in thousands):



                                                                                 NINE MONTHS
                                                               YEAR ENDED           ENDED
                                                           DECEMBER 31, 1996  SEPTEMBER 30, 1997
                                                           ----------------- ------------------
(a) Increase in amortization from the increase in
    goodwill  amortized on a straight-line basis over
    twenty years..........................................        $305               $229
                                                           ================= ==================
(b) Increase in interest expense from issuance of
     $2,000,000 promissory note ..........................        $195               $146
                                                           ================= ==================
(c) Adjustment of tax provision:
     Adjustment to historical tax provision (benefit) due
      to adjustments......................................        $(78)              $(58)
                                                           ================= ==================


   The historical net income per share is based on the weighted average number of common shares outstanding during the respective periods including common stock equivalents. The pro forma net income per share gives effect to the issuance of 119,181 shares of the Company's Common Stock as of January 1, 1996 in connection with the acquisition of CMR.

                        REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Computer Management Resources, Inc.

   We have audited the accompanying balance sheet of Computer Management Resources, Inc. as of February 28, 1997, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Management Resources, Inc. as of February 28, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.
                                          ERNST & YOUNG LLP
New York, New York
August 28, 1997

                      COMPUTER MANAGEMENT RESOURCES, INC.
                                BALANCE SHEETS

                                                           FEBRUARY 28     JUNE 30
                                                               1997         1997
                                                          ------------- -----------
                                                                         (UNAUDITED)
                          ASSETS
Current assets:
  Cash and cash equivalents .............................    $  6,460     $170,867
  Accounts receivable, net of allowance of $100,000 at
   June 30, 1997.........................................     794,651      764,621
  Other current assets ..................................      38,918            -
                                                          ------------- -----------
    Total current assets and assets .....................    $840,029     $935,488
                                                          ============= ===========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses .................    $  9,561     $639,267
  Deferred revenue ......................................      68,756       16,191
  Borrowings under line of credit .......................     108,000            -
  Deferred income taxes .................................     288,300       86,300
                                                          ------------- -----------
  Total current liabilities and liabilities .............     474,617      741,758
Stockholders' equity:
  Common stock, $1 par value, authorized--5,000 shares;
   issued and outstanding 1,000 shares...................       1,000        1,000
  Retained earnings .....................................     364,412      192,730
                                                          ------------- -----------
  Total stockholders' equity ............................     365,412      193,730
                                                          ------------- -----------
    Total liabilities and stockholders' equity  .........    $840,029     $935,488
                                                          ============= ===========


                           See accompanying notes.

                      COMPUTER MANAGEMENT RESOURCES, INC.

                STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                                  FOUR MONTHS ENDED
                                                 YEAR ENDED            JUNE 30
                                                FEBRUARY 28       ------------------
                                                    1997           1997        1996
                                               -------------      --------   -------
                                                                     (UNAUDITED)
Revenues .....................................   $7,503,287    $3,068,396   $2,438,920
Cost of revenues .............................    5,482,126     2,384,756    1,812,411
                                               ------------- ------------  ------------
Gross profit .................................    2,021,161       683,640      626,509
Selling, general and administrative expenses      1,843,548       969,934      583,359
                                               ------------- ------------  ------------
Operating income (loss) ......................      177,613      (286,294)      43,150
Other income (expense):
  Interest expense ...........................       (8,872)       (3,913)      (4,028)
  Interest income ............................        6,415         1,525        2,126
                                               ------------- ------------  ------------
Income (loss) before income taxes ............      175,156      (288,682)      41,248
Income tax expense (benefit) .................       67,110      (117,000)       5,900
                                               ------------- ------------  ------------
Net income (loss) ............................      108,046      (171,682)      35,348
Retained earnings at beginning of period  ....      256,366       364,412      256,366
                                               ------------- ------------  ------------
Retained earnings at end of period ...........   $  364,412    $  192,730   $  291,714
                                               ============= ============  ============

                           See accompanying notes.

                      COMPUTER MANAGEMENT RESOURCES, INC.

                           STATEMENTS OF CASH FLOWS

                                                                       FOUR MONTHS ENDED
                                                      YEAR ENDED             JUNE 30
                                                     FEBRUARY 28      --------------------
                                                         1997           1997        1996
                                                    -------------     --------------------
                                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss) .................................   $ 108,046     $(171,682)   $  35,348
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
 Provision for doubtful accounts ..................          --       100,000           --
 Deferred income taxes ............................      64,495      (202,000)     (23,050)
 Changes in operating assets and liabilities:
  Accounts receivable .............................    (167,037)      (69,970)    (158,113)
  Other current assets ............................      27,082        38,918      (15,084)
  Accounts payable and accrued expenses  ..........      (6,250)      629,706      352,413
  Deferred revenue ................................      35,105       (52,565)     (26,093)
                                                    ------------- ------------  -----------
Net cash provided by operating activities  ........      61,441       272,407      165,421
                                                    ------------- ------------  -----------
FINANCING ACTIVITIES
Net repayments of borrowings under line of credit       (62,000)     (108,000)     (95,000)
                                                    ------------- ------------  -----------
Net cash used in financing activities .............     (62,000)     (108,000)     (95,000)
                                                    ------------- ------------  -----------
Decrease in cash and cash equivalents .............        (559)      164,407       70,421
Cash and cash equivalents at beginning of period  .       7,019         6,460        7,019
                                                    ------------- ------------  -----------
Cash and cash equivalents at end of period  .......   $   6,460     $ 170,867    $  77,440
                                                    ============= ============  ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid .....................................   $   8,872     $   3,913    $   4,028
                                                    ============= ============  ===========
Income taxes paid .................................   $  11,098     $   1,525    $   2,126
                                                    ============= ============  ===========








                           See accompanying notes.

                     COMPUTER MANAGEMENT RESOURCES, INC.

                        NOTES TO FINANCIAL STATEMENTS

            YEAR ENDED FEBRUARY 28, 1997 AND THE FOUR MONTHS ENDED
           JUNE 30, 1997 AND 1996 (INFORMATION AS OF JUNE 30, 1997
      AND FOR THE FOUR MONTHS ENDED JUNE 30, 1997 AND 1996 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS

   Computer Management Resources, Inc. ("CMR") was incorporated in the State of Connecticut in March 1981. CMR is a provider of information technology services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

   Revenue from time and materials contracts is recognized during the period in which the related services are provided. At February 28, 1997 and June 30, 1997, cash payments received but unearned are recorded as deferred revenue.

CASH AND CASH EQUIVALENTS

   CMR considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents. At June 30, 1997, CMR has substantially all of its cash in one financial institution.

INCOME TAXES

   For income taxes purposes, CMR is on the cash basis of accounting. For financial statement purposes, CMR accounts for income taxes on the liability method as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under this method, deferred tax assets and liabilities are recognized with respect to the future tax consequences attributable to differences between the financial statement carrying values and tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

CONCENTRATION OF CREDIT RISK

   Financial instruments that potentially subject CMR to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivables. Concentrations of credit risk with respect to accounts receivables are limited due to the credit worthiness of customers comprising CMR's customer base. Management regularly monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

INTERIM FINANCIAL INFORMATION

   The interim financial statements at June 30, 1997 and for the four months ended June 30, 1997 and 1996 are unaudited; however, in the opinion of the management, all adjustments, consisting only of normal recurring accruals necessary for a fair presentation, have been included. Results of the interim period are not necessarily indicative of results to be expected for the entire year.

USE OF ESTIMATES

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.

                     COMPUTER MANAGEMENT RESOURCES, INC.

3. BORROWINGS UNDER LINE OF CREDIT

   CMR had a $250,000 credit facility with a bank. The line of credit, which terminated in July 1997, had an interest rate of 1.0% per annum above the bank's prime rate (8.25% at February 28, 1997). This Facility was secured by substantially all of the assets of CMR.

4. INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                            CURRENT     DEFERRED       TOTAL
                           --------- ------------  ------------
 FEBRUARY 28, 1997
 U.S. Federal ............  $ 1,140    $  46,632     $  47,772
 State and local .........    1,475       17,863        19,338
                           --------- ------------  ------------
                            $ 2,615    $  64,495     $  67,110
                           ========= ============  ============
 JUNE 30, 1997
  (UNAUDITED)
 U.S. Federal ............  $61,000    $(149,000)    $ (88,000)
 State and local .........   24,000      (53,000)      (29,000)
                           --------- ------------  ------------
                            $85,000    $(202,000)    $(117,000)
                           ========= ============  ============
 JUNE 30, 1996
  (UNAUDITED)
 U.S. Federal ............  $18,300    $ (17,000)    $   1,300
 State and local .........   10,650       (6,050)        4,600
                           --------- ------------  ------------
                            $28,950    $ (23,050)    $   5,900
                           ========= ============  ============

   The actual income tax expense (benefit) differs from the "expected" tax expense (benefit) computed by applying the U.S. Federal corporate tax rate of 34% to income taxes, as follows:

                                                      FEBRUARY 28     JUNE 30      JUNE 30
                                                          1997          1997        1996
                                                     ------------- ------------  ----------
                                                                          (UNAUDITED)
Computed "expected" tax expense (benefit)  .........    $59,533      $ (98,000)   $ 14,000
State and local income taxes, net of Federal income
 tax expense (benefit)..............................     12,760        (19,000)      3,100
Other ..............................................     (5,183)            --     (11,200)
                                                     ------------- ------------  ----------
                                                        $67,110      $(117,000)   $  5,900
                                                     ============= ============  ==========

   Temporary differences which represent a significant portion of the deferred tax liability are attributable to certain cash to accrual adjustments.

5. SIGNIFICANT CLIENTS

   During the year ended February 28, 1997, revenues from three clients represented 23%, 14% and 10% of total revenues.

6. EMPLOYEE BENEFIT PLAN

   CMR has a 401(k) plan (the "Plan") in which all eligible employees can contribute a portion of their compensation up to a maximum amount allowable pursuant to the Internal Revenue Code. CMR is not required to make contributions to the Plan, however, employer contributions may be made on a discretionary basis. For the year ended February 28, 1997 and the four months ended June 30, 1997 and 1996, CMR did not make contributions to the Plan.

                     COMPUTER MANAGEMENT RESOURCES, INC.

7. COMMITMENTS

   Total rent expense charged to operations was approximately $76,000, $28,000 and $25,000 for the year ended February 28, 1997 and the four months ended June 30, 1997 and 1996, respectively.

   Future minimum lease payments relating to office space under noncancelable operating leases as of February 28, 1997 are $81,600 (1998), $81,600 (1999)
and $54,400 (2000).

8. CONTINGENCIES

   In January 1996, an action was commenced against CMR whereby a former employee alleged that he was a shareholder of CMR and that CMR failed to pay him for the fair market value of his shares upon his termination and failed to pay him his 1994 bonus. Plaintiff's counsel has stated a damage claim of $500,000. Because discovery in this matter has not yet been completed, an evaluation of the probability of a favorable or unfavorable outcome or an estimate of the range of any potential loss is not possible at this time. CMR management has rejected the plaintiff's demand and intends to vigorously contest this matter. CMR management believes that the eventual outcome will not have a material adverse effect on CMR's results of operations, cash flows or financial condition.

9. SUBSEQUENT EVENT

   Effective July 1, 1997, PRT Group Inc. purchased all of the outstanding shares of CMR's common stock for $6,294,000. On such date, CMR ceased to operate as a separate entity. The stockholders of CMR have contractually agreed to indemnify PRT Group Inc. for any amounts incurred with respect to the litigation described in Note 8.

                                GLOBAL PRESENCE

WITH OVER 600 IT PROFESSIONALS LOCATED ONSITE, ONSHORE, NEAR-SHORE AND OFFSHORE, PRT HAS THE ABILITY TO PROVIDE ITS CLIENTS A GLOBAL SET OF INTEGRATED SERVICES.


                  [GRAPHIC OF WORLD MAP INDICATING PRT'S LOCATIONS]




SOFTWARE DEVELOPMENT CENTERS
  o Barbados
  o Connecticut
  o India (1998)

TRAINING & RECRUITING CENTERS
  o Canada         o Sri Lanka
  o Caribbean      o United Kingdom
  o India          o United States
  o Ireland

SALES & ACCOUNT MANAGEMENT OFFICES
  o Connecticut
  o Illinois
  o New Jersey
  o New York
  o Virginia
  o United Kingdom

ADMINISTRATION & OPERATIONS OFFICES
  o New York
  o Barbados

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              TABLE OF CONTENTS


                                               PAGE
                                             --------
Prospectus Summary .........................      3
Risk Factors ...............................      6
The Company ................................     13
Use of Proceeds ............................     14
Dividend Policy ............................     14
Capitalization .............................     15
Dilution ...................................     16
Selected Financial Data ....................     17
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations ................................     18
Business ...................................     24
Management .................................     33
Certain Transactions .......................     39
Principal and Selling Stockholders  ........     41
Description of Capital Stock ...............     43
Shares Eligible for Future Sale ............     46
Underwriting ...............................     48
Legal Matters ..............................     50
Experts ....................................     50
Additional Information .....................     50
Index to Consolidated Financial Statements .    F-1



   UNTIL      , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                               4,600,000 SHARES
                                PRT GROUP INC.


                                  [PRT LOGO]

                                 COMMON STOCK

                                  PROSPECTUS

                                       , 1997

                              SMITH BARNEY INC.

                         DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                UBS SECURITIES

                            PUNK, ZIEGEL & COMPANY

                                   PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following is an estimate of all expenses in connection with the issuance and distribution of the securities being registered hereby:


 SEC Registration Fee ........... $   20,909
NASD filing fees................       7,400
Accountants' fees and expenses       400,000
Attorney's fees and expenses  ..     500,000
Printing expenses ..............     250,000
Miscellaneous ..................     121,691
                                 -----------
Total...........................  $1,300,000
                                 ===========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


   As authorized by Section 145 of the General Corporation Law of the State of Delaware, each director and officer of PRT Group Inc. ("PRT" or the "Company") may be indemnified by PRT against expenses (including attorney's fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of PRT if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of PRT and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. However, if the legal proceeding is by or in the right of PRT, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to PRT unless a court determines otherwise.

   In addition, PRT's By-Laws provide that PRT shall indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of PRT or is or was serving at the request of PRT as a director, officer, employee or agent of another company or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person. PRT shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors of PRT.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   Set forth below is information with respect to the securities of the Company issued or sold by the Company within the last three years that were not registered under the Securities Act of 1933, as amended (the "Securities Act") and issued under the exemption from registration provided by Section 4(2) of the Securities Act. Except as set forth below, all sales were to sophisticated accredited investors. Except as set forth below, no underwriters were involved in any of the sales and no underwriting discounts or commissions were accrued or paid. The following information is adjusted to take into account a 10-for-1 stock split effectuated by the Company in May, 1997; unless stated otherwise herein, all share numbers set forth in this Registration Statement have been retroactively restated to give effect to this split.


   (a) In November 7, 1996, PRT Corp. of America, a New York corporation and the predecessor corporation to the Company, was merged (the "Merger") with and into the Company with the Company surviving; in the Merger, each issued and outstanding share of common stock of PRT Corp. of America was converted into one share of common stock, par value $.001 per share, of the Company (the "Common Stock"). The primary purposes of the Merger were to change the name and state of incorporation of the Company. No material changes to the Company's capital structure or accounts resulted from the Merger.

    (b) On November 21, 1996, the Company completed the sale of 275,961 shares of its Series A Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock"), convertible into 2,759,610 shares of Common Stock, for $65.62 per share or $18.1 million in the aggregate. Smith Barney Inc., an affiliate of Travelers Group Inc., was paid fees of approximately $1.1 million in connection with this private placement and the private placement described in Item 15(c) below.


   (c) On November 21, 1996, the Company and a stockholder of the Company who is not currently an employee or director of the Company completed a private placement of 486,310 split-adjusted units (the "Units"), each comprised of one share of Common Stock and one warrant convertible into shares of Common Stock under certain circumstances (the "Warrants"), for $6.56 per Unit or $3.2 million in the aggregate. The Company received approximately $292,000 for the Warrants. All of the 486,310 split-adjusted shares of Common Stock were sold by a stockholder of the Company and the Company received none of the proceeds thereof. Upon consummation of this Offering, all of the Warrants will expire and will not be converted into any shares of PRT Common Stock or other securities.

   (d) On July 16, 1996 and April 18, 1997, the Company and PRT Barbados entered into agreements providing for advances to PRT Barbados of approximately $3.7 million in the aggregate (the "Advances") by J.P. Morgan Ventures Corporation ("JPMVC"). In consideration for the Advances, PRT Barbados issued to JPMVC warrants (the "PRT Barbados Warrants") to purchase up to 24% of the authorized shares of PRT Barbados capital stock. On September 16, 1997, the Company and JPMVC entered into an agreement providing for, among other things, the exchange of the PRT Barbados Warrants for warrants (the "JPMVC PRT Warrants") to purchase 936,365 shares of Common Stock. The JPMVC PRT Warrants are only exercisable by forgiveness of the Advances. Upon consummation of this Offering, the JPMVC PRT Warrants will be exercised for 936,365 split adjusted shares of Common Stock and the Advances will be forgiven.

   (e) During 1996, the Company granted various incentive stock options to purchase 517,600 shares of Common Stock to certain employees and directors of the Company at a weighted average exercise price of $4.55 per share. All of the options are exercisable in either three or four annual installments, commencing one year from the date of the grant.

   (f) During 1997, the Company granted various incentive stock options to purchase 468,450 shares of Common Stock to certain employees and directors of the Company at a weighted average price of $12.00 per share. All of the options become exercisable in annual installments, at the rate of 33 1/3% or 25% commencing on the first anniversary of the date of the grant except for directors for whom 50% of those options became execisable immediately.

   (g) On June 1, 1997, Isaac Shapiro, a director of the Company, exercised non qualified stock options and purchased 1,500 shares of Common Stock at an exercise price of $4.38 per share.

   (h) As of July 1, 1997, the Company acquired Computer Management Resources, Inc. ("CMR") for an aggregate of $6.3 million in cash, a note, 119,181 shares of Common Stock and certain warrants convertible into shares of Common Stock under certain circumstances (which circumstances have not occurred and will not occur) (the "CMR PRT Warrants"). Upon consummation of this Offering, all of the CMR PRT Warrants will expire and will not be converted into any shares of Common Stock or other securities.

   (i) On August 1, 1997, Douglas K. Mellinger, Chief Executive Officer and Chairman, and Gregory S. Mellinger, Chief Operating Officer and Director, exercised non-qualified stock options and each purchased 6,250 shares of Common Stock at an exercise price of $4.38 per share.


   (j) On August 1, 1997, Greg D. Adams, Senior Vice President Finance and Administration of the Company, exercised incentive stock options and purchased 5,000 shares of Common Stock at an exercise price of $4.38 per share.

   (k) On September 16, 1997, the Company granted non qualified stock options to purchase 3,000 shares of Common Stock to Esther Dyson, a newly elected director of the Company, at an exercise price of $13.50 per share. The options are exercisable in two equal installments commencing immediately and one year from the date of the grant.

 ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)


   EXHIBIT                                        DESCRIPTION
-----------  ------------------------------------------------------------------------------------
     1.1     Form of Underwriting Agreement**
     3.1     Form of Amended and Restated Certificate of Incorporation of PRT Group Inc.*
     3.2     Form of Amended and Restated By-Laws of PRT Group Inc.*
     4.1     Form of Certificate of Common Stock
     5.1     Opinion and consent of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the Common Stock**
    10.1     Employment contract of Mr. Douglas K. Mellinger, PRT Group Inc.*
    10.2     Employment contract of Mr. Gregory S. Mellinger, PRT Group Inc.*
    10.3     Employment contract of Mr. Srinivasan Viswanathan, PRT (Barbados) Ltd.*
    10.4     Form of Registration Rights Agreement, dated as of September 16, 1997
    10.5     Amended and Restated 1996 Stock Option Plan of PRT Group Inc.*
    10.6     Common Stock and Warrant Unit Purchase Agreement, dated as of November 21, 1996*
    10.7     Preferred Stock Purchase Agreement, dated as of November 21, 1996*
    10.8     Form of Warrant Exchange Agreement, dated as of September 16, 1997
    10.9     Stock Purchase Agreement among Robert Marchetti, Stephen Michaelson, and PRT Group
             Inc., dated as of July 1, 1997*
    10.10    Line of Credit, dated July 31, 1997, between Chase Manhattan Bank, N.A. and PRT
             Group Inc.*
    11       Computation of Per Share Earnings
    16.1     Letter re: change in certifying accountant from KPMG Peat Marwick LLP*
    16.2     Letter re: change in certifying accountant from Shulman, Cohen, Furst, Kramer and
             Rosen, P.C.*
    21       Subsidiaries of PRT Group Inc.*
    23.1     Consent of Ernst & Young LLP
    23.2     Consent of Shulman, Cohen, Furst, Kramer and Rosen, P.C.
    23.3     Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)**
    24       Power of Attorney of certain officers and directors of PRT Group Inc.*
    27.1     Financial Data Schedule--December 31, 1996*
    27.2     Financial Data Schedule--September 30, 1997



------------
 * Previously filed.
** To be filed by amendment.


(B)    FINANCIAL STATEMENT SCHEDULE:

   II -Valuation and Qualifying Accountants

   All other schedules are omitted either because they are not applicable or are not material, or the information presented therein is contained in the Financial Statements or notes thereto.

 ITEM 17. UNDERTAKINGS.

   (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

   (b) The undersigned registrant hereby undertakes that:

     (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, PRT Group Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, on the 28th day of October, 1997.

                                          PRT GROUP INC.

                                          By: /s/ DOUGLAS K. MELLINGER
                                              -------------------------------
                                              Douglas K. Mellinger
                                              Chairman of the Board,
                                              President
                                              and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:



          SIGNATURE                    TITLE                    DATE
--------------------------  --------------------------- -------------------
  /S/DOUGLAS K. MELLINGER   CHAIRMAN OF THE BOARD,        OCTOBER 28, 1997
 -------------------------- PRESIDENT AND
    DOUGLAS K. MELLINGER    CHIEF EXECUTIVE OFFICER

  /s/LOWELL W. ROBINSON     Chief Financial Officer       October 28, 1997
 --------------------------
      Lowell W. Robinson

             *              Director                      October 28, 1997
 --------------------------
        Esther Dyson

             *              Director                      October 28, 1997
 --------------------------
      Michael Enthoven

             *              Director                      October 28, 1997
 --------------------------
     Robert P. Forlenza

             *              Director                      October 28, 1997
 --------------------------
      Craig D. Goldman

             *              Director                      October 28, 1997
 --------------------------
    Gregory S. Mellinger

             *              Director                      October 28, 1997
 --------------------------
        Isaac Shapiro

             *              Director                      October 28, 1997
 --------------------------
       Irwin J. Sitkin

             *              Director                      October 28, 1997
 --------------------------
       Jack L. Rivkin




*By: /s/ DOUGLAS K. MELLINGER
 ----------------------------

    Attorney-in-fact

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
PRT Group, Inc.


   We have audited the consolidated financial statements of PRT Group Inc. and Subsidiaries as of September 30, 1997, December 31, 1996 and 1995 and for the nine months ended September 30, 1997 and the two years ended December 31, 1996, and have issued our report thereon dated October 27, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


   In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein for the periods stated above.



                                            ERNST & YOUNG LLP


New York, New York
October 27, 1997

                        PRT GROUP INC. AND SUBSIDIARIES

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                (IN THOUSANDS)


              COLUMN A                  COLUMN B        COLUMN C      COLUMN D     COLUMN E
-----------------------------------  -------------- --------------  ------------ -----------
                                                       ADDITIONS
                                       BALANCE AT       CHARGED                     BALANCE
                                      BEGINNING OF    TO COSTS AND       (A)       AT END OF
             DESCRIPTION                 PERIOD         EXPENSES     DEDUCTIONS     PERIOD
-----------------------------------  -------------- --------------  ------------ -----------
YEAR ENDED DECEMBER 31, 1995
Allowances deducted from assets to
 which they apply:
  Allowance for doubtful accounts         $   -           $ 42           $  -        $ 42
YEAR ENDED DECEMBER 31, 1996
Allowances deducted from assets to
 which they apply:
  Allowance for doubtful accounts         $ 42            $ 80           $ -         $122

NINE MONTHS ENDED SEPTEMBER 30,
 1997
Allowances deducted from assets to
 which they apply:
  Allowance for doubtful accounts         $122            $330           $50         $402


------------

(a) Uncollectible receivables written off.

Note: Valuation and qualifying accounts for the year ended December 31, 1994 were not material.

                                EXHIBIT INDEX


 EXHIBIT                                            DESCRIPTION
-----------  ----------------------------------------------------------------------------------------
1.1          Form of Underwriting Agreement**

3.1          Form of Amended and Restated Certificate of Incorporation of PRT Group Inc.*

3.2          Form of Amended and Restated By-Laws of PRT Group Inc.*

4.1          Form of Certificate of Common Stock

5.1          Opinion and consent of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the Common
             Stock**

10.1         Employment contract of Mr. Douglas K. Mellinger, PRT Group Inc.*

10.2         Employment contract of Mr. Gregory S. Mellinger, PRT Group Inc.*

10.3         Employment contract of Mr. Srinivasan Viswanathan, PRT (Barbados) Ltd.*

10.4         Form of Registration Rights Agreement, dated as of September 16, 1997

10.5         Amended and Restated 1996 Stock Option Plan of PRT Group Inc.*

10.6         Common Stock and Warrant Unit Purchase Agreement, dated as of November 21, 1996*

10.7         Preferred Stock Purchase Agreement, dated as of November 21, 1996*

10.8         Form of Warrant Exchange Agreement, dated as of September 16, 1997

10.9         Stock Purchase Agreement among Robert Marchetti, Stephen Michaelson, and PRT Group Inc., dated as of July 1, 1997*

10.10        Line of Credit, dated July 31, 1997, between Chase Manhattan Bank, N.A. and PRT Group Inc.*

11           Computation of Per Share Earnings

16.1         Letter re: change in certifying accountant from KPMG Peat Marwick LLP*

16.2         Letter re: change in certifying accountant from Shulman, Cohen, Furst, Kramer and Rosen, P.C.*

21           Subsidiaries of PRT Group Inc.*

23.1         Consent of Ernst & Young LLP

23.2         Consent of Shulman, Cohen, Furst, Kramer and Rosen, P.C.

23.3         Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)**

24           Power of Attorney of certain officers and directors of PRT Group Inc.*

27.1         Financial Data Schedule--December 31, 1996*

27.2         Financial Data Schedule--September 30, 1997


------------
 * Previously filed.
** To be filed by amendment.